As filed with the Securities and Exchange Commission on November 6, 2009

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRIUS THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-1320630
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6310 Nancy Ridge Drive, Suite 101

San Diego, California 92121

(858) 452-0370

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey Stein, Ph.D.

President and Chief Executive Officer

Trius Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 101

San Diego, California 92121

(858) 452-0370

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

M. Wainwright Fishburn, Jr., Esq. Ethan E. Christensen, Esq. Charles J. Bair, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Patrick A. Pohlen, Esq. Cheston J. Larson, Esq. Divakar Gupta, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, $0.0001 par value per share	$86,250,000	$4,812.75

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2009

PROSPECTUS

             Shares

Common Stock

We are selling              shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $             and $             per share.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “TSRX.”

The underwriters have an option to purchase a maximum of              additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Trius (before expenses)
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Credit Suisse

Co-Lead Manager

Piper Jaffray

Canaccord Adams Inc.	JMP Securities

The date of this prospectus is                     , 2010.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

Until                     , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Unless the context indicates otherwise, as used in this prospectus, the terms “Trius,” “Trius Therapeutics,” “we,” “us” and “our” refer to Trius Therapeutics, Inc. The name TRIUS THERAPEUTICS is our trademark. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

This summary highlights what we believe is the most important information about us and this offering. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and the financial statements and related notes included in this prospectus.

Overview

Trius Therapeutics is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious, life-threatening infections. We are preparing to initiate Phase 3 clinical trials for torezolid phosphate, an IV and orally administered second generation oxazolidinone, for the treatment of serious gram-positive bacterial infections, including those caused by methicillin-resistant Staphylococcus aureus, or MRSA. There is currently only one approved oxazolidinone, linezolid (marketed by Pfizer Inc. as Zyvox), which is currently the leading branded antibiotic for gram-positive infections, with reported worldwide sales of $1.1 billion in 2008. We believe that torezolid phosphate shares the positive attributes of linezolid, including availability in both IV and oral dosage forms, but offers a number of important potential advantages, including greater potency, once daily dosing, a shorter course of therapy, in vivo bactericidal (i.e., bacterial killing) activity, lower frequency of resistance, activity against linezolid-resistant bacterial strains and an improved safety profile. In addition, we are developing antibiotics for gram-negative infections using our proprietary discovery platform under a contract funded by the National Institutes of Health, or NIH.

In June 2009, we announced positive results from our Phase 2 clinical trial of three oral doses (200, 300 and 400 mg once daily) of torezolid phosphate administered for five to seven days in patients with complicated skin and skin structure infections, or cSSSI. In the clinically evaluable patients, the cure rate was 96% overall and 98% for the 200 mg dose, which we have selected for our Phase 3 clinical program. The majority of patients in this trial were diagnosed with MRSA infections, of which 100% receiving the 200 mg dose were cured. These results, together with those from completed Phase 1 clinical trials, demonstrated that torezolid phosphate was highly effective against gram-positive pathogens, including MRSA, could be dosed once daily for a course of therapy of one week or less and had a favorable safety and tolerability profile.

Initially, we are developing torezolid phosphate for acute bacterial skin and skin structure infections, or ABSSI (a new classification for cSSSI), which represents the largest commercial opportunity for antibiotics that treat gram-positive infections. Based upon the guidance we have received from the United States Food and Drug Administration, or FDA, including during our end of Phase 2 meeting, we plan to conduct two Phase 3 clinical trials for the treatment of ABSSI. In our first Phase 3 clinical trial, we plan to test the oral dosage form of torezolid phosphate. In our second Phase 3 clinical trial, we plan to initiate patients on IV therapy and transition them to oral therapy. Both trials will be randomized, double-blind studies and will use linezolid as the comparator. We expect to commence our Phase 3 clinical program in the first half of 2010 and to report top-line data from our first Phase 3 clinical trial in 2011. Subsequently, we plan to develop torezolid phosphate for the treatment of other important indications involving infections of the lung, blood and bone, such as community-acquired bacterial pneumonia, or CABP, hospital-acquired pneumonia, or HAP, ventilator-acquired pneumonia, or VAP, bacteremia and osteomyelitis.

The following table summarizes our development program for torezolid phosphate and the status of our preclinical program:

The Market Opportunity for Torezolid Phosphate

There is a significant need for new antibiotics to treat serious drug-resistant gram-positive infections. By far the most prevalent drug-resistant gram-positive bacterium in the hospital and community today is MRSA. MRSA infections have created an increasing burden on healthcare resources, thereby driving the need for new treatments that improve patient outcomes and reduce the cost of healthcare. The market for antibiotics labeled for MRSA is growing rapidly. The total United States sales for the four antibiotics labeled for MRSA grew from $778 million in 2005 to $1.4 billion in 2008, representing a compound annual growth rate of 22%.

The most widely prescribed antibiotic for treating gram-positive infections is vancomycin, an IV only therapy. Based on the rapid rise of MRSA with reduced susceptibility to vancomycin, newer, more effective IV and orally available antibiotics are increasingly replacing vancomycin as the standard treatment for MRSA infections. The two most successful of these FDA-approved antibiotics are Zyvox, which had 2008 worldwide sales of $1.1 billion, and Cubicin, which generated revenues of $422 million for Cubist Pharmaceuticals, Inc. in 2008. We believe that both Zyvox and Cubicin have been commercially successful because of their activity against resistant gram-positive bacteria, particularly MRSA, although resistance to these antibiotics has been increasing. Due to the desire to transition patients from IV to oral therapy following discharge from the hospital, a key advantage of Zyvox over Cubicin is its availability in both IV and oral dosage forms. Unlike Cubicin, Zyvox is also labeled for use in the treatment of lung infections. However, we believe that Zyvox has a number of limitations, including low potency, variable drug exposure, dosing regimen and schedule, emerging resistance and potential for adverse drug interactions.

Therefore, we believe there is a significant opportunity for new antibiotics available in both IV and oral dosage forms that offer potency, convenience and safety advantages over existing therapies for the treatment of gram-positive infections.

Torezolid Phosphate

Torezolid phosphate is the most advanced second generation oxazolidinone in clinical development for the treatment of serious gram-positive infections, including those caused by MRSA. Torezolid phosphate is a novel prodrug antibiotic that is cleaved in the blood stream to the active compound, torezolid. As a second generation oxazolidinone, torezolid phosphate shares the positive attributes of linezolid, including the availability of IV and oral dosage forms, highly efficient oral absorption and tissue penetration and distribution, and activity against MRSA. However, based on clinical and nonclinical data, we believe that torezolid phosphate has significant potential advantages over linezolid, including the following:

•

Greater Potency. The potency of torezolid is four to eight times greater than linezolid against linezolid- susceptible strains and up to 16 times greater than linezolid against linezolid-resistant strains. The greater potency of torezolid should enable a shorter course of treatment as compared to linezolid. We believe that this enhanced potency may result in improved clinical outcomes, significant savings for hospitals and payor organizations, faster eradication of the pathogen and earlier discharge from the hospital.

•

More Convenient, Shorter and Once Daily Dosing Regimen. Torezolid phosphate can be administered once daily for five to seven days for the treatment of cSSSI, as compared to twice daily for 10 to 14 days for linezolid. We believe this shorter and once daily dosing regimen will contribute to improved patient compliance, decrease the risk of drug induced adverse events and limit the emergence of resistance.

•

Bactericidal Activity In Vivo. Torezolid, unlike linezolid, concentrates to a high extent inside certain white blood cells, which engulf pathogenic bacteria and concentrate at the site of infection. This feature of torezolid contributes to its in vivo bactericidal activity, or killing of pathogenic bacteria in the body, which is thought to yield a higher degree of efficacy and faster eradication of the pathogenic bacteria than is achieved with bacteriostatic antibiotics, which are antibiotics that arrest the growth of bacteria.

•

Activity Against Key Gram-Positive Drug-Resistant Strains and Select Atypical and Gram-Negative Bacteria. Torezolid is active against all clinically relevant gram-positive bacteria tested to date, including organisms resistant to linezolid and other antibiotics. Torezolid is also active against strains of the gram-negative bacterium Legionella and strains of the atypical bacterium Chlamydia, and thus may have utility in treating lower respiratory tract infections involving these bacteria.

•

Low Intrinsic Frequency of Resistance. The frequency at which MRSA evolves resistance to torezolid is 16 times lower than the frequency at which it evolves resistance against linezolid. We believe that this may enable wider use of torezolid phosphate and limit the emergence of resistance.

•

Favorable and Predictable Pharmacokinetics. There is little patient-to-patient variability in the concentration of torezolid in blood, as compared to linezolid. As a result, we expect that torezolid will have more predictable drug exposure which may lead to a more uniform efficacy and safety profile across different patients when compared to linezolid.

•

Fewer Drug-Drug Interactions. Unlike linezolid, torezolid phosphate has not been shown to induce higher blood pressure and faster heart rate in the presence of tyramine, contained in certain foods, or drugs, such as selective serotonin re-uptake inhibitors, or SSRIs, and vasoconstrictors.

•

Improved Safety Profile for Longer Term Dosing. The results of our comparative 21-day Phase 1 clinical trial show that a 200 mg daily dose of torezolid phosphate had less impact on hematological parameters indicative of myelosuppression than the labeled dose of Zyvox (600 mg twice daily). Based upon the results of this clinical trial, we believe that torezolid phosphate may offer a safer alternative to linezolid for infections requiring longer term dosing, such as bacteremia and osteomyelitis.

As a result of these advantages, we believe that torezolid phosphate may provide physicians with a more potent, more convenient and safe antibiotic for the treatment of serious gram-positive infections than linezolid and other currently available alternatives. Further, we believe use of torezolid phosphate will result in earlier discharge from the hospital, lower incidence of resistance and reduced need to switch to alternative antibiotics. All of these factors may contribute to reduced cost for treating serious gram-positive infections.

Our Research and Preclinical Programs

We have developed a proprietary discovery platform called focused antisense screening technology, or FAST, which uses antisense technology to validate suitable bacterial drug targets. We have also developed state-of-the-art capabilities in structure based drug design, or SBDD. These proprietary capabilities enable us to rapidly identify optimal bacterial targets and subsequently design highly potent and selective small molecule inhibitors, which we believe will enable us to develop new differentiated antibiotics. We have used these capabilities as the basis for our current preclinical program, which is directed against the enzyme targets GyrB and ParE to treat infections caused by gram-negative bacteria. In September 2008, we were awarded up to $27.7 million to support this program through a procurement contract of up to five years with the National Institute of Allergy and Infectious Diseases, or NIAID, a part of the NIH.

Our Strategy

Our strategy is to discover and develop a pipeline of antibiotics focused on the treatment of serious, life-threatening infections, consisting of torezolid phosphate and additional compounds discovered internally using our proprietary discovery platform.

With respect to torezolid phosphate, our strategy is to:

•	Conduct two Phase 3 clinical trials for the treatment of ABSSI;

•	Pursue clinical development for the treatment of other indications;

•	Obtain regulatory approval for the treatment of ABSSI initially in the United States and subsequently in the European Union;

•	Build a hospital-directed sales force and/or collaborate with third parties for commercialization in the United States; and

•	Out-license rights to, or collaborate with, third parties for commercialization outside of the United States.

With respect to our preclinical program and proprietary discovery platform, our strategy is to:

•	Advance our novel gram-negative and broad spectrum antibiotic program into clinical development;

•	Actively pursue additional government contract revenues to support the discovery and development of additional compounds; and

•	Continue to use our proprietary discovery platform to discover additional antibiotics that we may develop internally or with third parties.

To execute on our strategy, we have built a strong management team with significant development and regulatory experience. Our senior management team collectively has over 90 years of experience in the development and approval of antibiotics. These individuals have been involved in the development of many important anti-infectives, including Biaxin, Cancidas, Cubicin, Doribax, Enfumafungin, Invanz, Primaxin, Synercid and Zagam.

Risks Relating to Our Business

We are a relatively early-stage biopharmaceutical company, and our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in “Risk Factors” beginning on page 9:

•

We have incurred significant operating losses since inception, including an accumulated deficit of $45.9 million as of September 30, 2009, and we anticipate that we will continue to incur losses for the foreseeable future;

•	We have no products approved for commercial sale, and we have not to date generated any revenues from product sales;

•	If we fail to obtain additional financing, we may not be able to complete the development and commercialization of torezolid phosphate or continue our preclinical program;

•	We are heavily dependent on the success of torezolid phosphate, and if we fail to obtain regulatory approval for torezolid phosphate, our business will be materially harmed;

•	Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future clinical trial results;

•

Delays in clinical trials and regulatory review are common and have many causes, and any such delays could result in increased costs and jeopardize or delay our ability to obtain regulatory approval and commence product sales;

•

We rely on third parties to conduct our clinical trials and to manufacture and supply torezolid phosphate, and we cannot be certain that they will successfully carry out their contractual duties or meet required timelines;

•	If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy;

•	If we fail to develop torezolid phosphate for additional indications, our commercial opportunity will be limited;

•

The availability of third party coverage and reimbursement for newly approved drugs is uncertain; if we fail to obtain adequate coverage and reimbursement from third party payors, this could limit our ability to market torezolid phosphate once approved and could thus limit our ability to generate revenues; and

•	If we are unable to maintain and protect our proprietary intellectual property assets, our commercial opportunity will be impaired.

Corporate Information

We were originally incorporated as RexC Pharmaceuticals, Inc. in California in June 2004 and changed our name to Rx3 Pharmaceuticals, Inc. in September 2004. We subsequently changed our name to Trius Therapeutics, Inc. in February 2007 and reincorporated in Delaware in December 2007. Our principal executive offices are located at 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121, and our telephone number is (858) 452-0370. Our website address is www.triusrx.com. The information contained in or that can be accessed through our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Over-allotment option	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock.

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering of approximately $ million to fund clinical trials and other research and development activities for torezolid phosphate and for working capital and other general corporate purposes. See “Use of Proceeds” on page 41.

Proposed Nasdaq Global Market symbol	“TSRX”

Risk factors	You should read the “Risk Factors” section of, and all of the other information set forth in, this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on 76,516,987 shares of common stock outstanding as of September 30, 2009, and excludes:

•

8,239,667 shares of common stock issuable upon the exercise of outstanding options under our 2006 equity incentive plan, or 2006 plan, as of September 30, 2009 having a weighted average exercise price of $0.13 per share;

•

                 shares of common stock reserved for future issuance under our 2010 equity incentive plan, or 2010 plan (including 136,527 shares of common stock reserved for future issuance under our 2006 plan, which shares will be added to the shares to be reserved under our 2010 plan upon its effectiveness), 2010 non-employee directors’ stock option plan, or directors’ plan, and 2010 employee stock purchase plan, or 2010 purchase plan, each of which will become effective upon the signing of the underwriting agreement for this offering; and

•	568,271 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2009 having an exercise price of $0.55 per share.

Unless otherwise noted, the information in this prospectus assumes:

•	a 1-for- reverse stock split of our common stock to be effected prior to the completion of this offering;

•	the conversion of all our outstanding shares of preferred stock into 68,318,186 shares of common stock upon the completion of this offering;

•

the issuance of              shares of our common stock upon the completion of this offering as a result of the automatic conversion of $19.2 million of secured convertible notes that we issued in November 2009, or the 2009 notes, assuming an initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus);

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following summary of our statement of operations data for the years ended December 31, 2006, 2007 and 2008 from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2008 and 2009 and balance sheet data as of September 30, 2009 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments necessary to fairly state our financial position as of September 30, 2009 and results of operations for the nine months ended September 30, 2008 and 2009. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In thousands)
Statement of Operations Data:
Revenues:
NIH grants	$1,363	$679	$429	$429	$—
Contract research	232	141	658	25	3,949
Collaborations	—	345	243	226	35

Total revenues	1,595	1,165	1,330	680	3,984
Operating expenses:
Research and development	1,715	8,517	20,086	13,468	16,564
General and administrative	455	1,546	2,290	1,790	2,790

Total operating expenses	2,170	10,063	22,376	15,258	19,354

Loss from operations	(575)	(8,898)	(21,046)	(14,578)	(15,370)
Other income (expense):
Interest income	10	308	582	491	36
Interest expense	(171)	(170)	(297)	(290)	(13)
Other income (expense)	—	12	(30)	(59)	(22)

Total other income (expense)	(161)	150	255	142	1

Net loss	(736)	(8,748)	(20,791)	(14,436)	(15,369)
Accretion of deferred financing costs on redeemable convertible preferred stock	—	(8)	(26)	(19)	(21)

Net loss attributable to common stockholders	$(736)	$(8,756)	$(20,817)	$(14,455)	$(15,390)

Net loss per share, basic and diluted	$(0.43)	$(3.70)	$(4.67)	$(3.44)	$(2.62)

Weighted-average shares outstanding, basic and diluted	1,703	2,369	4,453	4,196	5,869

Pro forma net loss per share, basic and diluted (unaudited)			$(0.31)		$(0.21)

Weighted-average pro forma shares outstanding, basic and diluted (unaudited)			66,188		74,187

	As of September 30, 2009
	Actual	Pro Forma	Pro Forma as Adjusted
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,007	$	$
Working capital (deficit)	6,315
Total assets	9,171
Preferred stock warrant liability	405
Convertible preferred stock	51,075
Accumulated deficit	(45,942)
Total stockholders’ equity (deficit)	(44,505)

In November 2009, we sold $19.2 million in aggregate principal amount of 2009 notes in a private placement to certain of our existing investors and other parties with whom we have substantive, preexisting relationships. The 2009 notes are secured by a first priority security interest in all of our assets and are convertible into equity upon the occurrence of certain events. In addition, we are currently discussing additional private financing with third parties with whom we have substantive, preexisting relationships.

The September 30, 2009 pro forma balance sheet data reflects (1) the conversion of all outstanding shares of our preferred stock into an aggregate of 68,318,186 shares of our common stock, which we expect to occur immediately prior to the closing of this offering, (2) the issuance of the 2009 notes, (3) the conversion of outstanding principal and accrued interest on the 2009 notes and the issuance of an aggregate of              shares of our common stock upon such conversion, assuming an initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), and assuming the conversion occurs on                     , 2010, and (4) the reclassification of the preferred stock warrant liability to additional paid-in-capital upon conversion of the warrants to purchase preferred stock into warrants to purchase common stock.

The September 30, 2009 pro forma as adjusted balance sheet additionally reflects the sale of              shares of common stock in this offering, assuming an initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Before you decide to invest in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks comes to fruition, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred significant operating losses since inception and anticipate that we will incur continued losses for the foreseeable future. We may never become profitable.

As of September 30, 2009, we had an accumulated deficit of $45.9 million. We have generated no revenues from product sales to date. We have funded our operations to date from the sale of approximately $70.5 million of our securities and through research funding from the United States government. We expect to continue to incur substantial additional operating losses for the next several years as we advance torezolid phosphate and our preclinical program. In addition, we will incur additional costs of operating as a public company and, if we obtain regulatory approval for torezolid phosphate, we may incur significant sales, marketing, licensing and outsourced manufacturing expenses. As a result, we expect to continue to incur significant and increasing losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing and commercializing pharmaceutical drugs, we are unable to predict the extent of any future losses. We may never successfully commercialize any products and thus may never have any significant future revenues or achieve and sustain profitability.

We have limited sources of revenues and have not to date generated any revenues from product sales.

We are a biopharmaceutical company with no products approved for commercial sale. To date, substantially all of our revenues have been derived from federal contract and grant revenues and fees for research services from license or collaboration agreements, and we have not generated any revenues from product sales. Our ability to generate future revenues from product sales depends heavily on our success in:

•

Obtaining favorable results for and advancing the development of torezolid phosphate for the treatment of acute bacterial skin and skin structure infections, or ABSSI, including successfully initiating and completing our Phase 3 clinical trials;

•	Obtaining United States and/or foreign regulatory approvals for torezolid phosphate;

•	Commercializing torezolid phosphate and any other product candidates for which we obtain FDA approval, including by building a hospital-directed sales force and/or collaborating with third parties;

•	Achieving broad market acceptance of torezolid phosphate in the medical community and with third party payors;

•

Pursuing clinical development of torezolid phosphate for the treatment of other indications, including community-acquired bacterial pneumonia, or CABP, hospital-acquired pneumonia, or HAP, ventilator- acquired pneumonia, or VAP, bacteremia and osteomyelitis; and

•	Generating a pipeline of innovative product candidates using our drug discovery platform or through licensing strategies.

Torezolid phosphate will require extensive additional clinical study and evaluation, regulatory approval in multiple jurisdictions, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote torezolid phosphate, or any other antibiotic product candidates that we develop, before we obtain regulatory approval from the FDA or comparable foreign regulatory authorities. If we do not obtain regulatory approval for and successfully commercialize torezolid phosphate, we may not generate any revenues from product sales, and we may not be able to continue our operations. Even if we successfully obtain regulatory approval to market torezolid phosphate, our revenues are dependent upon the size of the markets in the territories for which we obtain regulatory approval and have commercial rights, as well as our ability to gain market acceptance and achieve commercial success. If we do not generate revenues, or the markets for the treatment of ABSSI are not as significant as we estimate, our business and prospects will be materially harmed.

If we fail to obtain additional financing, we may not be able to complete the development and commercialization of torezolid phosphate or any other product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to:

•

Complete the clinical development of torezolid phosphate, initially for treatment of ABSSI, which will obligate us to pay substantial additional milestone payments to the licensor of torezolid phosphate;

•

Launch and commercialize torezolid phosphate and any other product candidates for which we obtain regulatory approval, including by building a hospital-directed sales force and/or collaborating with third parties;

•	Pursue clinical development of torezolid phosphate for the treatment of other indications, including CABP, HAP, VAP, bacteremia and osteomyelitis; and

•	Continue our discovery and development programs to advance our internal product pipeline.

We estimate that the net proceeds from this offering will be approximately $             million, assuming an initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We expect that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our capital requirements through at least the first half of 2011. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. For example, our clinical trials may encounter technical, enrollment or other issues that could cause our development costs to increase more than we expected. We may also need to raise additional funds sooner if we choose to initiate clinical trials for indications in addition to ABSSI more rapidly than we presently anticipate. In any event, we expect that we will require additional capital to obtain regulatory approval of and to commercialize torezolid phosphate. Securing additional financing will require a substantial amount of time and attention from our management and may divert a disproportionate amount of its attention away from our day-to-day activities, which may adversely affect our management’s ability to conduct our day-to-day operations. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	Significantly delay, scale back or discontinue the development or commercialization of torezolid phosphate or our preclinical program;

•

Seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or

•	Relinquish or license on unfavorable terms, our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed. In addition, if the United States government stops funding our preclinical program, we may not be able to continue our preclinical program, and our business and prospects may be materially harmed.

To raise additional funds to support our business operations, we may sell additional equity or debt securities, which could result in dilution to our stockholders and restrictive covenants that adversely impact the operation of our business.

The sale of additional equity or debt securities, if convertible, could result in the issuance of additional shares of our capital stock and could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

The timing of the milestone and royalty payments we are required to make to Dong-A Pharmaceutical Co., Ltd., or Dong-A, is uncertain and could adversely affect our cash flows and results of operations.

In January 2007, we entered into a license agreement with Dong-A pursuant to which we acquired an exclusive license to certain patent applications and other intellectual property related to the oral and injectable forms of torezolid phosphate to develop and commercialize licensed products, including torezolid phosphate, outside of South and North Korea, or Korea. In addition to milestone payments we have already made to Dong-A, we have an obligation to make up to an aggregate of $13.0 million in additional payments upon achievement of specified development and regulatory approval milestones. We are also required to pay Dong-A mid-single digit tiered royalties on net sales of torezolid phosphate. The timing of our achievement of these events and corresponding milestone payments to Dong-A is subject to factors relating to the clinical and regulatory development and commercialization of torezolid phosphate, many of which are beyond our control. We may become obligated to make a milestone payment when we do not have the cash on hand to make such payment, which could require us to delay our clinical trials, curtail our operations, scale back our commercialization and marketing efforts or seek funds to meet these obligations on terms unfavorable to us.

Our limited operating history makes it difficult to evaluate our business and prospects.

We were incorporated in 2004. Our operations to date have been limited to organizing and staffing our company, conducting product development activities for torezolid phosphate and performing research and development with respect to our preclinical program. We have not yet demonstrated an ability to obtain regulatory approval for or commercialize a product candidate. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

Risks Related to our Business

We are heavily dependent on the success of torezolid phosphate, which is still under clinical development. We cannot assure you that we will obtain regulatory approval for torezolid phosphate. If we fail to obtain regulatory approval for torezolid phosphate, our business will be materially harmed.

To date, we have not marketed, distributed or sold any products. Our near-term prospects are substantially dependent on our ability to develop and commercialize torezolid phosphate. To date, we have completed one Phase 2 clinical trial and four Phase 1 clinical trials of torezolid phosphate. We recently completed our end of Phase 2 meeting with the FDA, and based on the feedback we received and prior guidance from the FDA, we are planning two Phase 3 clinical trials of torezolid phosphate for the treatment of ABSSI, along with parallel, additional clinical safety and special population Phase 1 clinical trials necessary for registration. We plan to commence our first Phase 3 clinical trial in the first half of 2010. If our Phase 3 clinical trials are successful, we plan to use them as a basis for a new drug application, or NDA, seeking approval to commercialize the IV and oral dosage forms of torezolid phosphate for treatment of ABSSI. We cannot commercialize torezolid phosphate prior to obtaining FDA approval. However, torezolid phosphate is susceptible to the risks of failure inherent at any stage of drug development, including the appearance of serious adverse events, or AEs, failure to maintain efficacy across a broad population of patients and the FDA’s determination that a drug product is not approvable. We cannot assure you that our clinical trials for torezolid phosphate will be completed timely or at all, or that we will be able to obtain FDA approval for this product. If we are not able to commercialize torezolid phosphate for ABSSI or for any other indications, we will not be able to generate product revenues in the foreseeable future, or at all. Torezolid phosphate is the only product candidate for which we have conducted clinical trials, and we cannot be certain that we will advance any other product candidates into clinical trials.

As a company, we have never obtained regulatory approval for or commercialized a drug. It is possible that the FDA may refuse to accept our NDA for substantive review or may conclude after review of our data that our application is insufficient to obtain regulatory approval of torezolid phosphate. If the FDA does not accept or approve our NDA, it may require that we conduct additional clinical, preclinical or manufacturing validation studies and submit that data before it will reconsider our application. Depending on the extent of these or any other FDA required studies, approval of any NDA or application that we submit may be delayed by several years, or may require us to expend more resources than we have available. In addition, increased scrutiny by the United States Congress of the FDA’s approval process, particularly in our areas of focus, may significantly delay or prevent regulatory approval, as well as impose more stringent product labeling and post-marketing testing and other requirements. Any delay in obtaining, or an inability to obtain, regulatory approvals would prevent us from commercializing torezolid phosphate, generating revenues and achieving and sustaining profitability. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our NDA. If any of these outcomes occur, we may be forced to abandon our NDA for torezolid phosphate, which would materially adversely affect our business and could potentially cause us to cease operations.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is highly uncertain. Failure can occur at any time during the clinical trial process due to inadequate performance of a drug or inadequate adherence by patients or investigators to clinical trial protocols, leading to poor data quality. The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. For example, the positive results we have seen to date in our Phase 2 clinical trial of torezolid phosphate in patients with complicated skin and skin structure infections, or cSSSI, does not ensure that later clinical trials, such as our planned Phase 3 clinical trials for the treatment of ABSSI, will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed satisfactorily through preclinical studies and initial clinical testing. A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in Phase 3 clinical trials, even after seeing promising results in earlier clinical trials. Despite the results reported in earlier clinical trials for torezolid phosphate, we do not know whether any Phase 3 or other clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market torezolid phosphate. If later stage clinical trials do not produce favorable results, our ability to obtain regulatory approval for torezolid phosphate or our preclinical program may be adversely impacted.

The FDA regulatory approval process is lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for torezolid phosphate, our business will be substantially harmed.

The time required to obtain approval for commercialization from the FDA and similar foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials, depending upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to obtain regulatory approval may change during the course of a product’s clinical development.

We may fail to obtain regulatory approval for torezolid phosphate or any other product candidates for many reasons, including the following:

•	We may not be able to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for any indication;

•	The results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	The FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	We may not be able to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•

We may not be able to demonstrate that a product candidate provides an advantage over current standard of care, future competitive therapies in development, or over placebo in any indications for which the FDA requires a placebo-controlled trial;

•	The FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	The FDA or comparable foreign regulatory authorities may not accept data generated at our clinical trial sites;

•

The data collected from clinical trials of any product candidates that we develop may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•

The FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we or our collaborators enter into agreements for clinical and commercial supplies; and

•	The approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market torezolid phosphate or any future product candidates, which would significantly harm our business, results of operations and prospects.

We have previously applied to the FDA for Fast Track designation based on the results of our in vitro nonclinical data and Phase 1 clinical trial data from healthy volunteers. Fast track designation is a process designed to facilitate the development and expedite the review of drugs to treat serious diseases and fill an unmet medical need. The applications were denied as the FDA was unable to conclude based on the submitted data and our proposed development plan at that time whether torezolid phosphate would meet an unmet medical need given that alternative therapies were available for cSSSI, including infections with MRSA as a pathogen. Based on our Phase 2 clinical trial data, or on other future data, we may consider submitting a new request for Fast Track designation. However, we cannot guarantee that we will ever receive Fast Track designation, or that torezolid phosphate will qualify for other FDA programs for expediting the development, review or approval process.

Delays in clinical trials are common and have many causes, and any such delays could result in increased costs to us and jeopardize or delay our ability to obtain regulatory approval and commence product sales as currently contemplated.

We may experience delays in clinical trials of our product candidates. To date, torezolid phosphate has completed a Phase 2 clinical trial for the treatment of cSSSI. We plan to initiate two Phase 3 clinical trials of torezolid phosphate for the treatment of ABSSI, the first of which will begin in the first half of 2010 and anticipate receiving data from the first of the two clinical trials in 2011. In parallel, we also plan to conduct additional clinical safety and special population Phase 1 clinical trials necessary for registration. If our Phase 3 clinical trials are successful, we intend to use these trials as a basis to file an NDA for the approval of the IV and oral dosage forms of torezolid phosphate for the treatment of ABSSI. We do not know whether our planned clinical trials will begin on time, need to be redesigned, enroll a sufficient number of patients or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including the following:

•	Delays in obtaining regulatory approval to commence a trial;

•	Imposition of a clinical hold following an inspection of our clinical trial operations or trial sites by the FDA or other regulatory authorities;

•	Delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

•	Delays in obtaining required institutional review board approval at each site;

•	Delays in recruiting suitable patients to participate in a trial;

•	Delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	Clinical sites dropping out of a trial to the detriment of enrollment;

•	Time required to add new sites;

•	Delays in obtaining sufficient supplies of clinical trial materials; or

•	Delays resulting from negative or equivocal findings of the data safety monitoring board, or DSMB, for a trial.

For example, in our second Phase 3 clinical trial for torezolid phosphate we plan to initiate patients on IV therapy and transition them to oral therapy. However, the commencement of this clinical trial is dependent upon the successful completion of our current Phase 1 clinical trial testing the IV formulation of torezolid phosphate. We will need to establish that the PK and tolerability results from this Phase 1 clinical trial are sufficient to enable us to proceed with and initiate our second Phase 3 clinical trial. If we are unable to do so, or our initiation of this trial is delayed for any of the above reasons, our development costs for torezolid phosphate could increase, our approval process could be significantly delayed and our ability to commercialize and commence sales of torezolid phosphate in an IV and oral dosage form could be materially harmed. As a result, our ability to ever generate revenues would be materially affected, and we would potentially be forced to cease operations.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. For example, we could encounter delays in our clinical trials of torezolid phosphate if participating physician investigators encounter unresolved ethical issues associated with enrolling patients in clinical trials of torezolid phosphate in lieu of prescribing approved antibiotics that have established safety and efficacy profiles. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. Any of these delays in completing our clinical trials could increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues.

We may be required to suspend or discontinue clinical trials due to adverse side effects or other safety risks that could preclude approval of torezolid phosphate or any of our future product candidates.

Our clinical trials may be suspended at any time for a number of reasons. A clinical trial may be suspended or terminated by us, our collaborators, the FDA or other regulatory authorities due to a failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using the investigational drug, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or negative or equivocal findings of the DSMB or the Institutional Review Board for a clinical trial. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to participants. If we elect or are forced to suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues, if at all, from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, financial condition and prospects significantly.

To date, patients treated with torezolid phosphate have experienced drug-related side effects including nausea, diarrhea, vomiting and headache. One patient was hospitalized for cholecystitis, a serious AE, two days after receiving seven days of treatment with torezolid phosphate, which the clinical investigator determined to be possibly related to torezolid phosphate. After a cholecystectomy revealed gallstones, the clinical investigator determined that the serious AE was not related to torezolid phosphate. However, our future clinical trials will involve testing in larger patient populations, which could reveal a high prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Any of these occurrences may harm our business and prospects significantly.

We plan to obtain Special Protocol Assessments, or SPAs, for our planned Phase 3 clinical trials of torezolid phosphate, which do not guarantee any particular outcome from regulatory review of these trials of this product candidate.

The FDA’s SPA process creates a written agreement between the sponsoring company and the FDA regarding clinical trial design and other clinical trial issues that can be used to support approval of a product candidate. The SPA is intended to provide assurance that if the agreed upon clinical trial protocols are followed and the clinical trial endpoints are achieved, the data may serve as the primary basis for an efficacy claim in support of an NDA. However, SPA agreements are not a guarantee of an approval of a product candidate or any permissible claims about the product candidate. In particular, SPAs are not binding on the FDA if previously unrecognized public health concerns arise during the performance of the clinical trial, other new scientific concerns regarding product candidate safety or efficacy arise or if the sponsoring company fails to comply with the agreed upon clinical trial protocols. We are currently in discussions with the FDA to obtain an SPA for our first planned Phase 3 clinical trial for torezolid phosphate and also plan to obtain an SPA for our second Phase 3 clinical trial of torezolid phosphate. We cannot guarantee you that we will obtain SPAs or that the time required to do so will not cause delays in the start of our Phase 3 clinical trials. If we reach agreement with the FDA on an SPA, we do not know how the FDA will interpret the commitments under such SPA agreements, how it will interpret the data and results or whether it will approve torezolid phosphate for the treatment of ABSSI. In addition, although the FDA has provided us with feedback as to the adequacy of the proposed size of our safety population to support an NDA, it may, based on the review of our initial Phase 3 clinical trial safety data, require us to conduct additional clinical trials or enroll additional patients in our Phase 3 clinical program. As a result, we cannot guarantee any particular outcome from regulatory review of these planned Phase 3 clinical trials.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in obtaining or ultimately not be able to obtain regulatory approval for or commercialize torezolid phosphate or any other product candidates.

We have relied and plan to continue to rely upon CROs to monitor and manage data for our on-going clinical programs for torezolid phosphate as well as the execution of our preclinical and nonclinical studies, and control only certain aspects of our CROs’ activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with the FDA’s current good clinical practices, or cGCPs, which are regulations and guidelines enforced by the FDA for all of our products in clinical development. The FDA enforces these cGCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials comply with cGCPs. In addition, our clinical trials will require an adequately large number of test subjects to evaluate the safety and effectiveness of torezolid phosphate. Accordingly, if our CROs fail to comply with these regulations or recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process.

In addition, our CROs are not our employees, and we cannot control whether or not they devote sufficient time and resources to our on-going clinical, nonclinical and preclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize torezolid phosphate or any other product candidates that we develop. As a result, our financial results and the commercial prospects for torezolid phosphate and any other product candidates that we develop would be harmed, our costs could increase and our ability to generate revenues could be delayed.

We plan to maintain our relationships with existing CROs and enter into agreements with additional CROs to obtain additional resources and expertise in an attempt to accelerate our progress with regard to on-going clinical, nonclinical and preclinical programs and specifically, the compilation of clinical trial data for submission with an NDA for torezolid phosphate. Switching or entering into new relationships with CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our operating results, financial condition or future prospects.

Our dependence upon third parties for the manufacture and supply of torezolid phosphate and any future product candidates and products may cause delays in, or prevent us from, successfully developing and commercializing products.

We do not currently have nor do we plan to implement the infrastructure or capability internally to manufacture torezolid phosphate for use in the conduct of our clinical trials. We employ the services of Albany Molecular Research, Inc., or AMRI, to produce torezolid phosphate active pharmaceutical ingredient, or API, and AAI Pharma Services, or AAI, to produce the solid oral and sterile IV torezolid phosphate finished products. We have entered into clinical supply master services agreements with both AMRI and AAI, for our short-term clinical supply needs but we do not have long-term or commercial agreements for the supply of torezolid phosphate or any future product candidates with AMRI, AAI or any other third party.

With respect to the manufacturing for our commercial scale product, we intend to eventually pursue long term agreements with our current manufacturers or transfer the manufacturing to other larger manufacturers. However, torezolid phosphate is a new chemical entity that has never been produced at commercial scale, and, as such, there are underlying risks associated with its manufacture, which could include cost overruns, new impurities, difficulties in scaling up or reproducing manufacturing processes and lack of timely availability of raw materials. Any of these risks may prevent or delay us from successfully developing and commercializing torezolid phosphate. If we are unable to arrange for third-party manufacturing sources, or do so on commercially reasonable terms, we may not be able to complete development of any product candidates or market them. Reliance on third-party manufacturers entails many risks, including regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us.

Our third-party manufacturers are required to comply with applicable FDA current good manufacturing practice, or cGMP, regulations. In addition, our manufacturers will be subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements. These cGMP regulations cover all aspects of the manufacturing, testing, quality control and record keeping relating to our product candidates. We do not have control over our manufacturers’ compliance with these regulations and standards. Failure by any of our manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure to grant approval to market our product candidates, delays, suspensions or withdrawals of approvals, operating restrictions, interruptions in supply and criminal prosecutions, any of which could significantly and adversely affect our business.

We could also experience manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our product candidates. If AMRI, AAI or any alternate supplier of finished drug product, experiences any significant difficulties in its respective manufacturing processes for torezolid phosphate API or finished drug product, we could experience significant interruptions in the supply of torezolid phosphate. Our inability to coordinate the efforts of our third party manufacturing partners, or the lack of capacity available at our third party manufacturing partners, could impair our ability to supply torezolid phosphate at the levels required for successful commercialization. If our current suppliers are unable or unwilling to perform under their agreements, we could experience significant interruptions in the supply of torezolid phosphate because of the significant regulatory requirements that we would need to satisfy in order to qualify a new torezolid phosphate API or finished drug product supplier.

If for any reason we are unable to use our currently available supply of torezolid phosphate, the inability to acquire additional quantities of torezolid phosphate in a timely manner from third parties could delay clinical trials of torezolid phosphate or result in product shortages and prevent us from developing and commercializing torezolid phosphate in a cost-effective manner or on a timely basis.

In addition, we do not currently have the capability to package torezolid phosphate finished drug product for distribution to hospitals and other customers. Prior to commercial launch, we intend to enter into agreements for the commercial supply of torezolid phosphate so that we can ensure proper supply chain management if and when we are authorized to make commercial sales of torezolid phosphate. If we are unable to enter into an agreement with a commercial supplier on satisfactory terms, or at all, our commercialization of torezolid phosphate may be significantly delayed.

If the FDA does not approve the manufacturing facilities of AMRI, AAI or any future manufacturing partners for commercial production we may not be able to commercialize torezolid phosphate.

The facilities used by AMRI, AAI and any of our future manufacturers to manufacture torezolid phosphate must be approved by the FDA after we submit our NDA to the FDA and before approval of torezolid phosphate. We do not control the manufacturing process of torezolid phosphate and are completely dependent on these third party manufacturing partners for compliance with the FDA’s requirements for manufacture of torezolid phosphate API and finished product. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s strict regulatory requirements, they will not be able to secure FDA approval for their manufacturing facilities. If the FDA does not approve these facilities for the commercial manufacture of torezolid phosphate, we may need to find alternative manufacturing facilities, which would result in significant delays of up to several years in obtaining FDA approval for torezolid phosphate.

If approved, torezolid phosphate will face competition from less expensive generic versions of branded antibiotics of competitors and, if we are unable to differentiate the benefits of torezolid phosphate over these less expensive alternatives, we may never generate meaningful product revenues.

Generic antibiotic therapies are typically sold at lower prices than branded antibiotics and are generally preferred by managed care providers of health services. We anticipate that, if approved, torezolid phosphate will face increasing competition in the form of generic versions of branded products of competitors that have lost or will lose their patent exclusivity. For example, torezolid phosphate, if approved, will initially face competition from the inexpensive generic forms of vancomycin that are currently available and, in the future, would face additional competition from a generic form of linezolid when the patents covering it expire in 2015. If we are unable to demonstrate to physicians and payors that the key differentiating features of torezolid phosphate translate to overall clinical benefit or lower cost of care, we may not be able to compete with generic antibiotics.

We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies and universities and other research institutions. Many of our competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations. As a result, these companies may obtain regulatory approval more rapidly than we are able and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, technologies and drug products that are more effective or less costly than torezolid phosphate or any other drug candidate that we are currently developing or that we may develop, which could render our products obsolete and noncompetitive.

The competition in the market for antibiotics is intense. If approved, torezolid phosphate will face competition from commercially available antibiotics such as vancomycin, marketed as a generic by Abbott Laboratories and others; daptomycin, marketed by Cubist Pharmaceuticals, Inc. as Cubicin; linezolid, marketed by Pfizer Inc. as Zyvox; and telavancin, marketed by Theravance, Inc. and Astellas Pharma, Inc. as Vibativ. Vancomycin has been a widely used and well known antibiotic for over 40 years and is sold in a relatively inexpensive generic IV form. Vancomycin, daptomycin, linezolid and telavancin are all approved treatments for serious gram-positive infections such as cSSSI. Additionally, daptomycin is an approved treatment for bacteremia, linezolid is an approved treatment for pneumonia and vancomycin is an approved treatment for both bacteremia and pneumonia. If we are unable to obtain regulatory approval of torezolid phosphate for some or all of the indications for which our competitors are approved, we may not be able to compete effectively with such antibiotics.

In addition, if approved, torezolid phosphate may face additional competition from antibiotics currently in clinical development. Other antibiotics currently in development include ceftobiprole (under development by Johnson & Johnson), PTK 0796 (under development by Novartis AG and Paratek Pharmaceuticals, Inc.), ceftaroline (under development by Forest Laboratories, Inc. and AstraZeneca PLC) and radezolid and delafloxicin (both under development by Rib-X Pharmaceuticals, Inc.), which, if approved, would compete in the antibiotic market and would target indications such as ABSSI. In addition, torezolid phosphate may face competition from drug candidates currently in clinical development and drug candidates that could receive regulatory approval before torezolid phosphate in countries outside the United States and the European Union, or EU. If we are unable to demonstrate the advantages of torezolid phosphate over competing drugs and drug candidates, we will not be able to successfully commercialize torezolid phosphate and our results of operations will suffer.

Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make torezolid phosphate or any other product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing antibiotics before we do.

Reimbursement may not be available for torezolid phosphate or any other product candidates that we develop, which could make it difficult for us to sell our products profitably.

Market acceptance and sales of torezolid phosphate or any other product candidates that we develop will depend on reimbursement policies and may be affected by future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. We cannot be sure that reimbursement will be available for torezolid phosphate or any other product candidates that we develop. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize torezolid phosphate or any other product candidates that we develop.

Specifically, in both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. The United States Congress is considering a number of proposals that are intended to reduce or limit the growth of healthcare costs and which could significantly transform the market for pharmaceuticals and biological products. We expect further federal and state proposals and healthcare reforms to continue to be proposed by legislators, which could limit the prices that can be charged for the products that we develop and may limit our commercial opportunity. In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

The availability of numerous generic antibiotics at lower prices than branded antibiotics, such as torezolid phosphate if it were approved for commercial introduction, may also substantially reduce the likelihood of reimbursement for torezolid phosphate. We expect to experience pricing pressures in connection with the sale of torezolid phosphate and any other products that we develop, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals. If we fail to successfully secure and maintain reimbursement coverage for our products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our products and our business will be harmed.

The commercial success of torezolid phosphate and any other product candidates that we develop, if approved in the future, will depend upon attaining significant market acceptance of these products among physicians and payors.

We have never commercialized a product candidate for any indication. Even if torezolid phosphate or any other product candidates that we develop are approved by the appropriate regulatory authorities for marketing and sale, physicians may not prescribe our approved products, which would prevent us from generating revenues or becoming profitable. Market acceptance of torezolid phosphate and any other product candidates that we develop by physicians and payors will depend on a number of factors, many of which are beyond our control, including:

•	The clinical indications for which the product is approved;

•	Acceptance by physicians and payors of each product as a safe and effective treatment;

•	The cost of treatment in relation to alternative treatments, including numerous generic drug products, such as vancomycin;

•	The relative convenience, ease of administration and acceptance by physicians and payors of torezolid phosphate in the treatment of ABSSI;

•	The availability and efficacy of competitive drugs;

•	The extent to which the product is approved for inclusion on formularies of hospitals and managed care organizations;

•	The extent to which bacteria develop resistance to any antibiotic product candidates that we develop, thereby limiting its efficacy in treating or managing infections;

•	Whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular infections;

•	The availability of adequate reimbursement by third parties, such as insurance companies and other healthcare payors, and/or by government healthcare programs, including Medicare and Medicaid;

•	Limitations or warnings contained in a product’s FDA-approved labeling; and

•	Prevalence and severity of adverse side effects.

Even if the medical community accepts that torezolid phosphate is safe and efficacious for its approved indications, physicians may not immediately be receptive to the use of torezolid phosphate or may be slow to adopt it as an accepted treatment for ABSSI. In addition, even though we believe torezolid phosphate has significant advantages, we cannot assure you that any labeling approved by the FDA will contain claims that torezolid phosphate is safer or more effective than linezolid, or that will permit us to promote torezolid phosphate as being superior to competing products. Moreover, in the future, as has happened with other antibiotics, infectious bacteria could develop resistance to torezolid phosphate, particularly if it becomes widely used, which would render it less effective and therefore less appealing to physicians. If torezolid phosphate is approved but does not achieve an adequate level of acceptance by physicians and payors, we may not generate sufficient or any revenues from this product candidate and we may not become profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of torezolid phosphate may require significant resources and may never be successful.

We currently have no marketing and sales organization and have no experience in marketing drug products. If we are unable to establish effective marketing and sales capabilities or enter into agreements with third parties to market and sell our products after they are approved, we may not be able to generate product revenues.

We currently do not have a sales organization for the marketing, sales and distribution of pharmaceutical products. In order to commercialize any products, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. Outside of Korea, we own exclusive rights to commercialize torezolid phosphate worldwide, and we contemplate establishing our own sales force or seeking third-party partners to sell torezolid phosphate in the United States and will seek third-party partners outside the United States. The establishment and development of our own sales force to market any products we may develop will be expensive and time consuming and could delay any product launch, and we cannot be certain that we will be able to successfully develop this capability. We or our future third party commercialization partners will also have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

In addition, we may not be able to enter into collaboration arrangements with third parties to sell torezolid phosphate in the United States or in international markets on favorable terms or at all. If we fail to enter into marketing arrangements for our products and are unable to develop an effective international sales force, our ability to generate revenue would be limited as a significant portion of the market opportunity for torezolid phosphate and any other product candidates we develop is likely to be in international markets. To the extent we rely on third parties to commercialize our approved products whether within or outside the United States, we will receive less revenues than if we commercialized these products ourselves. In international markets in particular, we would have little or no control over the sales efforts of any other third parties involved in our commercialization efforts. In the event we are unable to develop our own marketing and sales force or collaborate with a third-party marketing and sales organization, we would not be able to commercialize torezolid phosphate or any other product candidates that we develop, which would negatively impact our ability to generate product revenues.

Even if the FDA approves torezolid phosphate for treatment of ABSSI, adverse effects discovered after approval could limit the commercial profile of any approved label.

If we obtain regulatory approval for torezolid phosphate or any other product candidate that we develop, and we or others later discover, after approval and use in an increasing number of patients for longer periods of time, that our products could have adverse effect profiles that limit their usefulness or require their withdrawal (whether or not the therapies showed the adverse effect profile in Phase 1 through Phase 3 clinical trials), a number of potentially significant negative consequences could result, including:

•	Regulatory authorities may withdraw their approval of the product;

•	Regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•	We may be required to change the way the product is administered, conduct additional clinical studies or restrict the distribution of the product;

•	We could be sued and held liable for harm caused to patients; and

•	Our reputation may suffer.

Any of these events could prevent us from maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing our product candidates.

If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends in large part upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel. In order to induce valuable employees to remain with us, we have provided stock options that vest over time. The value to employees of stock options is significantly affected by movements in our stock price that we cannot control and may at any time be insufficient to counteract more lucrative offers from other companies.

Our scientific team has expertise in many different aspects of drug discovery and development. We conduct our operations at our facility in San Diego, California. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions and, as a result, there is currently a shortage of experienced scientists, which is likely to continue. Competition for skilled personnel in our market is very intense and competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

Despite our efforts to retain valuable employees, members of our management, scientific and medical teams may terminate their employment with us on short notice. While we have employment agreements with all of our employees, these employment arrangements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. The loss of the services of any of our executive officers or other key employees could potentially harm our business, operating results or financial condition. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Other biotechnology and pharmaceutical companies with which we compete for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can discover, develop and commercialize drug candidates will be limited.

We will need to grow our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of September 30, 2009, we employed 35 employees. As our development and commercialization plans and strategies develop, we expect to expand our employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize torezolid phosphate and our other product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

If we fail to develop torezolid phosphate for additional indications, our commercial opportunity will be limited.

To date, we have focused primarily on the development of torezolid phosphate for the treatment of ABSSI. A key element of our strategy is to pursue clinical development of torezolid phosphate for other indications, including CABP, HAP, VAP, bacteremia and osteomyelitis. Although we believe there is large commercial opportunity for the treatment of ABSSI alone, our ability to generate and grow revenues will be highly dependent on our ability to successfully develop and commercialize torezolid phosphate for the treatment of these additional indications. The development of torezolid phosphate for these additional indications is prone to the risks of failure inherent in drug development and we cannot provide you any assurance that we will able to successfully advance any of these programs through the development process. Even if we receive FDA approval to market torezolid phosphate for the treatment of any of these additional indications, we cannot assure you that any such additional indications will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize torezolid phosphate for these additional indications, our commercial opportunity will be limited and our business prospects will suffer.

Even if we obtain FDA approval of torezolid phosphate or any other product candidate we develop, we may never obtain approval or commercialize our products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in our international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

If we fail to develop and commercialize product candidates other than torezolid phosphate, we may not be able to grow our business or sustain profitability.

A key element of our strategy is to develop and commercialize a portfolio of new product candidates in addition to torezolid phosphate. As a significant part of this strategy, we intend to develop and commercialize additional products and product candidates through our proprietary drug discovery platform. The success of this strategy depends upon our ability to leverage this platform to identify optimal bacterial targets and subsequently design small molecule inhibitors against these targets leading to the development of differentiated new antibiotics.

We cannot be certain that we will be successful in our efforts to identify and develop additional differentiated new antibiotics or that any of our product candidates we do identify will produce commercially viable drugs that safely and effectively treat infectious diseases or other diseases. To date, our proprietary discovery platform has not yielded any product candidates. Our research and discovery programs may initially show promise in identifying potential product leads, yet fail to yield product candidates for clinical development.

In addition, research and discovery programs to identify new disease targets and product candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. To date, our discovery programs have been largely funded by United States government grants and a research contract with the National Institute of Allergy and Infectious Diseases, or NIAID. If we are unable to maintain existing funding or secure additional funding for these programs and/or continue to devote the other technical and human resources to them, our ability to continue these programs will be adversely affected.

Any product candidate we do successfully identify may require substantial additional development efforts prior to commercial sale, including preclinical studies, extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are susceptible to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives.

If we are unable to develop suitable potential product candidates through internal research and discovery programs or otherwise by obtaining rights to novel therapeutics from third parties, our business and prospects will suffer.

A variety of risks associated with our international business relationships could materially adversely affect our business.

If approved for commercialization, we intend to enter into agreements with third parties who will market torezolid phosphate worldwide, with the exception of Korea. Consequently, we expect that we will be subject to additional risks related to entering into international business relationships, including:

•	Differing regulatory requirements for drug approvals in foreign countries;

•	Potentially reduced protection for intellectual property rights;

•

The potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	Unexpected changes in tariffs, trade barriers and regulatory requirements;

•	Economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	Compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	Foreign taxes, including withholding of payroll taxes;

•	Foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	Workforce uncertainty in countries where labor unrest is more common than in the United States;

•	Production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	Business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

These and other risks may materially adversely affect our ability to attain or sustain profitable operations.

Risks Related to Our Industry

We are subject to extensive and costly government regulation.

Antibiotics, including those we are developing and plan to develop in the future, are subject to extensive and rigorous domestic government regulation including regulation by the FDA, the Centers for Medicare and Medicaid Services, other divisions of the United States Department of Health and Human Services, the United States Department of Justice, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record-keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import and export of biopharmaceutical products. If any products we develop are tested or marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not we have obtained FDA approval for a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding United States regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling the products that we are developing.

New and future legislation, and/or regulations and policies adopted by the FDA or other regulatory health authorities, in addition to findings in ongoing and future clinical and nonclinical studies, may increase the time and cost required for us to conduct and complete clinical trials for torezolid phosphate or other product candidates that we develop.

The FDA is currently revising its existing guidance for industry entitled, “Uncomplicated and Complicated Skin and Skin Structure Infections—Developing Antimicrobial Drugs for Treatment” (Final July 1998). It is not known when the FDA will issue the revised draft guidance for ABSSI or, after incorporating public feedback on the draft guidance, when the FDA will issue its final guidance on ABSSI. Similarly, the EMEA is currently revising its “Note for Guidance on Evaluation of Medicinal Products Indicated for the Treatment of Bacterial Infections (Final October 2004)”. To date, the EMEA has issued a “Concept Paper on the Need for Revision of the Note for Guidance on Evaluation of Medicinal Products Indicated for the Treatment of Bacterial Infections”, however, the timing for the issuance of the revised Note for Guidance for public comment, as well as the timing of its finalization, is not known.

Though the new draft guidance for ABSSI has not yet been issued by the FDA, we have received input from the FDA regarding specific changes that are contemplated. We expect that the enrollment criteria for patients in our upcoming Phase 3 clinical trials for treatment of ABSSI will be different than those that were applicable under the July 1998 guidance regarding cSSSI. As a result, we will need to enroll patients with a different proportion of infection types than we enrolled in our completed Phase 2 clinical trial for the treatment of cSSSI. In addition, we anticipate that the new draft guidance may recommend a change in the time at which the clinical cure is tested relative to the end of antibiotic therapy. We expect to reach agreement with the FDA on the appropriate proportion of patients and time at which the clinical cure is tested under our planned SPA.

While we have received information from FDA regarding certain aspects that will be incorporated into the new draft guidance, we will not know the potential impact that these final guidance’s, should they be issued, may have on the design and conduct of our planned Phase 3 clinical trials and supportive studies or on the FDA’s approval of ABSSI as the indication for which we are seeking approval, which could potentially significantly increase the time and cost required for us to conduct and complete these trials if size and scope were to be modified. Additionally, changes in regulatory requirements due to the adoption by FDA and/or foreign health authorities of new legislation, regulation, or policies may require us to amend clinical trial protocols or add new clinical trials to comply with these changes. Such amendments to existing protocols and/or clinical trial applications or the need for new ones, may impact the cost, timing and completion of the clinical trials.

Even if we obtain regulatory approval for torezolid phosphate or any of our future product candidates, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if regulatory approval in the United States is obtained, the FDA may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the labeling ultimately approved for torezolid phosphate, if any, may include restrictions on use. Torezolid phosphate or any of our other product candidates will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, record-keeping and reporting of safety and other post-market information. The holder of an approved NDA is subject to obligations to monitor and report AEs and instances of the failure of a product to meet the specifications in the NDA. Application holders must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials. New legal requirements have also been enacted to require disclosure of clinical trial results on publicly available databases.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices regulations. If we or a regulatory agency discovers previously unknown problems with a product, such as AEs of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians must comply with the requirements of the Prescription Drug Marketing Act. Sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veteran’s Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. If we or our partners fail to comply with applicable regulatory requirements, a regulatory agency may:

•	Issue warning letters or untitled letters asserting that we are in violation of the law;

•	Seek an injunction or impose civil or criminal penalties or monetary fines;

•	Suspend or withdraw regulatory approval;

•	Suspend any ongoing clinical trials;

•	Refuse to approve pending applications or supplements to applications filed by us;

•	Suspend or impose restrictions on operations, including costly new manufacturing requirements;

•	Seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall; or

•	Refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and generate revenues.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products.

The risk that we may be sued on product liability claims is inherent in the development of pharmaceutical products. Our products and the clinical trials using our product candidates may expose us to product liability claims and possible adverse publicity. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further development and commercialization of those products.

Although we maintain general liability and product liability insurance, this insurance may not fully cover potential liabilities. The cost of any products liability litigation or other proceeding, even if resolved in our favor, could be substantial. In addition, inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the development and commercial production and sale of our products, which could adversely affect our business, operating results and financial condition.

If we use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical, biological and radioactive materials and viruses. In addition, our operations produce hazardous waste products. Federal, state and local laws and regulations in the United States govern the use, manufacture, storage, handling and disposal of hazardous materials. Although we believe that our procedures for use, handling, storing and disposing of these materials comply with legally prescribed standards, we may incur significant additional costs to comply with applicable laws in the future. We also cannot predict the impact on our business of new or amended environmental laws or regulations, or any changes in the way existing and future laws and regulations are interpreted or enforced. Also, even if we are in compliance with applicable laws, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. If we fail to comply with applicable requirements, we could incur substantial costs, including civil or criminal fines and penalties, clean-up costs, or capital expenditures for control equipment or operational changes necessary to achieve or maintain compliance. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, operating results and financial condition.

Risks Related to our Intellectual Property

Our ability to pursue the development and commercialization of torezolid phosphate depends upon the continuation of our license from Dong-A.

Our license agreement with Dong-A provides us with a worldwide exclusive license to develop and sell torezolid phosphate outside of Korea. If we are unable to make the required milestone and royalty payments under the license agreement, if we do not continue to use commercially reasonable efforts to develop and commercialize torezolid phosphate within the periods required by the license agreement or if we otherwise materially breach the license agreement, our rights to develop and commercialize torezolid phosphate would terminate and revert to Dong-A. In addition, either we or Dong-A may terminate the license agreement upon the uncured material breach of the license agreement. If our license agreement with Dong-A were terminated, we would lose our rights to develop and commercialize torezolid phosphate, which would materially and adversely affect our business, results of operations and future prospects.

If our efforts to protect the proprietary nature of the intellectual property related to torezolid phosphate and our other product candidates are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to torezolid phosphate and our other product candidates. Any involuntary disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain and our commercial success will depend on our ability to obtain patents and maintain adequate protection for torezolid phosphate and other product candidates in the United States and other countries. As of September 30, 2009, through our license agreement with Dong-A, we currently hold two pending United States utility patent applications, two issued foreign national counterpart patents and 11 foreign national or regional counterpart patent applications covering various aspects of torezolid and torezolid phosphate. In addition, we own one pending United States utility patent application and one Patent Cooperation Treaty application directed to aspects of torezolid phosphate discovered by our scientists. We also own two pending United States provisional patent applications filed in relation to additional aspects of torezolid phosphate discovered by our scientists. The patent applications that we licensed or have filed on our own may fail to result in issued patents in the United States or in foreign countries. Even if the patents do successfully issue, third parties may challenge the patents. Further, the future patents to which we have rights based on our agreement with Dong-A, or that we file on our own, may be too narrow to prevent third parties from developing or designing around these patents. If the sufficiency of the breadth or strength of protection provided by the patent applications we licensed or own with respect to torezolid phosphate or the patents we pursue related to any of our other product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, torezolid phosphate and our other product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our drug candidates under patent protection would be reduced. In addition, we do not know whether:

•	We or Dong-A were the first to make the inventions covered by each of our licensed pending patent applications;

•	We or Dong-A were the first to file patent applications for these inventions;

•	Others will independently develop similar or alternative technologies or duplicate any of our technologies;

•	Any of our or Dong-A’s pending patent applications will result in issued patents;

•	Any of our or Dong-A’s patents, once issued, will be valid or enforceable;

•	Any patents issued to us or Dong-A will provide us with any competitive advantages, or will be challenged by third parties;

•	We will develop additional proprietary technologies that are patentable; or

•	The patents of others will have an adverse effect on our business.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, for processes for which patents are difficult to enforce and for any other elements of our drug discovery program that involve proprietary know-how, information and technology that is not covered by patents. Although we require all of our employees, consultants, advisors and third parties who have access to our proprietary know-how, information and technology to enter into confidentiality agreements, we cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or, if established, maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the United States Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm, Computer Patent Annuities, to pay these fees due to foreign patent agencies. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

We have not yet registered our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

The USPTO has allowed our trademark applications for our mark TRIUS THERAPEUTICS for use in connection with pharmaceutical research and development services and for anti-infective and antibacterial pharmaceutical preparations for the treatment of infections, and, if we timely submit statements of use to the USPTO, the USPTO will issue trademark registrations, subject to unforeseen circumstances that arise. We have also filed foreign trademark applications for the same mark for goods and services in Canada and India, that are currently pending, and obtained trademark registrations in Australia, China, Europe, Japan, New Zealand and Singapore. The application in Canada has been allowed and if we timely submit statements of use to the Canadian trademark office, that office will issue trademark registrations in due course, subject to unforeseen circumstances that arise. Although we are not currently aware of any oppositions to or cancellations of our registered trademarks or pending applications, it is possible that one or more of the applications could be subject to opposition or cancellation after the marks are registered. The registrations will be subject to use and maintenance requirements. It is also possible that we have not yet registered all of our trademarks in all of our potential markets, and that there are names or symbols other than Trius Therapeutics that may be protectable marks for which we have not sought registration, and failure to secure those registrations could adversely affect our business. We cannot assure you that opposition or cancellation proceedings will not be filed against our trademarks or that our trademarks would survive such proceedings.

Third-party claims of intellectual property infringement may prevent or delay our drug discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Third parties may assert that we are employing their proprietary technology without authorization. There may be third party patents with claims to materials, methods of manufacture or methods for treatment related to the use or manufacture of torezolid phosphate and/or our other product candidates. Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. If any third party patents were held by a court of competent jurisdiction to cover the torezolid phosphate manufacturing process, any molecules formed during the torezolid phosphate manufacturing process or the final torezolid phosphate product for any use thereof, the holders of any such patents may be able to block our ability to commercialize torezolid phosphate unless we obtained a license under the applicable patent or patents, or until such patents expire. We cannot predict whether we would be able to obtain a license on commercially reasonable terms, if at all. Any inability to obtain such a license under the applicable patents on commercially reasonable terms, or at all, may have a material adverse effect on our ability to commercialize torezolid phosphate until such patents expire.

In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Furthermore, parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, obtain one or more licenses from third parties or pay royalties. In addition, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of torezolid phosphate or any of our other product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would not be able to further develop and commercialize such product candidates, which could harm our business significantly.

We may be required to file lawsuits or take other actions to protect or enforce our patents or the patents of our licensors, which could be expensive and time consuming.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents, or those of Dong-A, do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents, or those of Dong-A, at risk of being invalidated, held unenforceable or interpreted narrowly and could put our patent applications, or those of Dong-A, at risk of not issuing.

Interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensors. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management. We may not be able to prevent, alone or with our licensors, misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Issued patents may be challenged during reexamination proceedings brought by a third party or the United States Patent and Trademark Office, or in foreign countries, during post-grant opposition proceedings or invalidation appeal proceedings. These proceedings may result in loss of patent claims, adverse changes to the scope of the claims and may result in substantial costs and distract our management.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, if securities analysts or investors perceive public announcements of the results of hearings, motions or other interim proceedings or developments to be negative, the price of our common stock could drop.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Our United States Government Contracts and Grants

All of our immediately foreseeable future revenues to support our ongoing preclinical program are dependent upon our NIAID contract and if we do not receive all of the funds under our NIAID contract or are unable to generate additional revenues from additional contracts, we may be forced to suspend or terminate our preclinical program.

Substantially all of our revenues that support our preclinical program have been derived from United States government grants and our NIAID contract. There can be no assurances that our NIAID contract will continue or that we will be able to enter into new contracts with the United States government to support our preclinical program. The process of obtaining government contracts is lengthy and uncertain and we will have to compete with other companies for each contract. Further, changes in government budgets and agendas may result in a decreased and de-prioritized emphasis on supporting the discovery and development of biodefense products in our preclinical program. In such event, NIAID is not required to continue funding our existing contract.

Due to the current economic downturn, any accompanying fall in tax revenues and the United States government’s efforts to stabilize the economy, the United States government may be forced or choose to reduce or delay spending in the biodefense field, which could decrease the likelihood of our receipt of future government contract revenues.

United States government agencies have special contracting requirements that give them the ability to unilaterally control our contracts.

United States government contracts typically contain unfavorable termination provisions and are subject to audit and modification by the government at its sole discretion, which will subject us to additional risks. These risks include the ability of the United States government to unilaterally:

•	Audit and object to our NIAID contract-related costs and fees, and require us to reimburse all such costs and fees;

•	Suspend or prevent us for a set period of time from receiving new contracts or extending our existing contract based on violations or suspected violations of laws or regulations;

•	Cancel, terminate or suspend our contract based on violations or suspected violations of laws or regulations;

•	Terminate our contract if in the government’s best interest, including if funds become unavailable to the applicable governmental agency;

•	Reduce the scope and value of our NIAID contract; and

•	Change certain terms and conditions in our NIAID contract.

The United States government will be able to terminate its contract with us, either for its best interests or if we default by failing to perform in accordance with or to achieve the milestones set forth in the contract schedule and terms. Termination-for-convenience provisions generally enable us to recover only our costs incurred or committed and settlement expenses on the work completed prior to termination. Except for the amount of services received by the government, termination-for-default provisions do not permit these recoveries and would make us liable for excess costs incurred by the United States government in procuring undelivered items from another source.

The United States government’s determination to award any contracts may be challenged by an interested party, such as another bidder, at the GAO or in federal court. If such a challenge is successful, our NIAID contract or any future contract we may be awarded may be terminated.

The laws and regulations governing the procurement of goods and services by the United States government provide procedures by which other bidders and interested parties may challenge the award of a government contract. If we are awarded a government contract, such challenges or protests could be filed even if there are not any valid legal grounds on which to base the protest. If any such protests are filed, the government agency may decide to suspend our performance under the contract while such protests are being considered by the GAO or the applicable federal court, thus potentially delaying delivery of payment. In addition, we could be forced to expend considerable funds to defend any potential award. If a protest is successful, the government may be ordered to terminate our contract and reselect bids. The government agency with which we have a contract could even be directed to award a potential contract to one of the other bidders.

Our business is subject to audit by the United States government and a negative audit could adversely affect our business.

United States government agencies such as the Department of Health and Human Services, or DHHS, the Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contractors and recipients of Federal grants. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards.

The DHHS and the DCAA also reviews the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Our grant audits for the years ended December 31, 2005, 2006 and 2007 were not timely submitted, and the completed audits to date reflected material weaknesses over our internal controls relating to lack of compliance with reporting requirements. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including:

•	Termination of contracts;

•	Forfeiture of profits;

•	Suspension of payments;

•	Fines; and

•	Suspension or prohibition from conducting business with the United States government.

In addition, we could suffer serious reputational harm if allegations of impropriety were made against us, which could cause our stock price to decrease.

Laws and regulations affecting government contracts make it more costly and difficult for us to successfully conduct our business.

We must comply with numerous laws and regulations relating to the formation, administration and performance of government contracts, which can make it more difficult for us to retain our rights under our NIAID contract. These laws and regulations affect how we conduct business with government agencies. Among the most significant government contracting regulations that affect our business are:

•

The Federal Acquisition Regulations, or FAR, and agency-specific regulations supplemental to the FAR, which comprehensively regulate the procurement, formation, administration and performance of government contracts;

•

The business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and incorporate other requirements such as the Anti-Kickback Act and Foreign Corrupt Practices Act;

•	Export and import control laws and regulations; and

•	Laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Foreign governments typically also have laws and regulations governing contracts with their respective agencies. These foreign laws and regulations affect how we and our customers conduct business and, in some instances, impose added costs on our business. Any changes in applicable laws and regulations could restrict our ability to maintain our existing NIAID contract and obtain new contracts, which could limit our ability to conduct our business and materially adversely affect our revenues and results of operations.

Agreements with government agencies may lead to claims against us under the Federal False Claims Act, and these claims could result in substantial fines and other penalties.

The biopharmaceutical industry is, and in recent years has been, under heightened scrutiny as the subject of government investigations and enforcement actions. Our NIAID contract is subject to substantial financial penalties under the Federal Civil Monetary Penalties Act and the Federal Civil False Claims Act. Under the False Claims Act’s “whistleblower” provisions, private enforcement of fraud claims against businesses on behalf of the United States government has increased due in part to amendments to the False Claims Act that encourage private individuals to sue on behalf of the government. These whistleblower suits, known as qui tam actions, may be filed by private individuals, including present and former employees. The False Claims Act statute provides for treble damages and up to $11,000 per false claim. If our operations are found to be in violation of any of these laws, or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs, and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment, or restructuring of our operations could adversely affect our ability to operate our business and our financial results.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

The trading price of our common stock is likely to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	Adverse results or delays in clinical trials;

•

Any delay in filing our NDA for torezolid phosphate and any adverse development or perceived adverse development with respect to the FDA’s review of the NDA, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	Failure to successfully commercialize torezolid phosphate, develop additional product candidates and commercialize additional product candidates;

•	Changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

•	Unanticipated serious safety concerns related to the use of torezolid phosphate or any of our other product candidates;

•	A decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	Inability to obtain adequate product supply for torezolid phosphate or any other approved drug product, or the inability to do so at acceptable prices;

•	Adverse regulatory decisions;

•	Introduction of new products, services or technologies offered by us or our competitors;

•	Failure to meet or exceed revenue and financial projections we provide to the public;

•	Actual or anticipated variations in quarterly operating results;

•	Failure to meet or exceed the estimates and projections of the investment community;

•	The perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	General market conditions and overall fluctuations in United States equity markets;

•	Developments concerning our sources of manufacturing supply and our future international commercialization partners;

•	Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	Disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	Additions or departures of key scientific or management personnel;

•	Issuances of debt or equity securities;

•	Significant lawsuits, including patent or stockholder litigation;

•	Changes in the market valuations of similar companies;

•	Sales of our common stock by us or our stockholders in the future;

•	Trading volume of our common stock; and

•	Other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the Nasdaq Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

Our principal stockholders and management own a significant percentage of our stock will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, 5% stockholders and their affiliates owned approximately 90.5% of our voting stock and, upon completion of this offering, that same group will hold approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq Global Market have imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage.

As a public company, we will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to comply with Section 404 in a timely manner, it may affect the reliability of our internal control over financial reporting.

Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. However, in connection with the audits of our financial statements for the years ended December 31, 2007 and 2008, our independent registered public accounting firm informed us that they had identified a material weakness in our internal controls. A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness reported by our independent registered public accounting firm for those prior periods relates to our controls over our financial statement close process and a lack of sufficient resources for the review and approval of the results of our closing procedures. During 2009, we took remedial measures to improve the effectiveness of our internal controls. Specifically, we improved controls by strengthening our internal staffing and technical expertise in financial accounting and SEC reporting, implementing executive-level review of financial statements and complex transactions and enhancing and segregating duties within our accounting and finance department.

We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify. For the year ending December 31, 2010, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Under current SEC rules, our independent registered public accounting firm will also be required to deliver an attestation report on the operating effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2011.

We have been and will continue to be involved in a substantial effort to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. For example, we intend to implement a new accounting software system in January 2010. We may experience problems in the implementation of this new system which could result in our inability to timely meet our financial reporting obligations or a material weakness in our internal controls. The existence of a material weakness is an indication that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot be certain at this time whether our remedial measures to improve internal controls will be successful, that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify additional material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404, it may affect the reliability of our internal control over financial reporting. If we or our independent registered public accounting firm identify and report a material weakness, it could adversely affect our stock price.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share, assuming an initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus). Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding.

This dilution is due to the substantial lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and the exercise of stock options granted to our employees. In addition, as of September 30, 2009, options to purchase 8,239,667 shares of our common stock at a weighted average exercise price of $0.13 per share and warrants exercisable for up to 568,271 shares of our common stock at an exercise price of $0.55 per share were outstanding. The exercise of any of these options or warrants would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. Subject to certain limitations, approximately              of our total outstanding shares will be eligible for sale upon expiration of the lock-up period. In addition, shares issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended, or the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Pursuant to our 2010 plan, our management is authorized to grant stock options to our employees, directors and consultants. The number of shares available for future grant under our 2010 plan will automatically increase each year by an amount equal to             % of all shares of our capital stock outstanding as of January 1st of each year, subject to the ability of our board of directors to take action to reduce the size of such increase in any given year. Currently, we plan to register the increased number of shares available for issuance under our 2010 plan each year. If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our stockholders will experience additional dilution, which could cause our stock price to fall.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We believe that, with our initial public offering, our most recent private placement and other transactions that have occurred over the past three years, we may have triggered an “ownership change” limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset United States federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the value of their stock.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management. These provisions include:

•	Authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	Limiting the removal of directors by the stockholders;

•	Creating a staggered board of directors;

•	Prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	Eliminating the ability of stockholders to call a special meeting of stockholders;

•	Permitting our board of directors to accelerate the vesting of outstanding option grants upon certain transactions that result in a change of control; and

•	Establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the

Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•	Our ability to obtain additional financing;

•	Our use of the net proceeds from this offering;

•	The accuracy of our estimates regarding expenses, future revenues and capital requirements;

•	The success and timing of our preclinical studies and clinical trials;

•	Our ability to obtain and maintain regulatory approval of torezolid phosphate and any other product candidates we may develop, and the labeling under any approval we may obtain;

•	Regulatory developments in the United States and foreign countries;

•	The performance of third party manufacturers;

•	Our plans to develop and commercialize our product candidates;

•	Our ability to obtain and maintain intellectual property protection for our product candidates;

•	The successful development of our sales and marketing capabilities;

•	The size and growth of the potential markets for our product candidates and our ability to serve those markets;

•	The rate and degree of market acceptance of any future products;

•	The success of competing drugs that are or become available; and

•	The loss of key scientific or management personnel.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, do not protect any forward-looking statements that we make in connection with this offering.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $             million, assuming an initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Each $1.00 increase or decrease in the assumed public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase or decrease, respectively, the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters fully exercise their option to purchase additional shares, we estimate that our net proceeds from this offering will be approximately $             million.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering as follows:

•	To fund clinical and nonclinical research and development costs for torezolid phosphate for the treatment of ABSSI and other indications; and

•	For working capital and other general corporate purposes, including for additional costs and expenses associated with being a public company.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations through at least the first half of 2011.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2009:

•	On an actual basis;

•

On a pro forma basis to give effect to: (1) the conversion of all outstanding shares of our preferred stock into an aggregate of 68,318,186 shares of our common stock, which we expect to occur immediately prior to the closing of this offering; (2) the issuance of $19.2 million in aggregate principal amount of secured convertible notes in November 2009, or the 2009 notes; (3) the conversion of outstanding principal and accrued interest on the 2009 notes and the issuance of an aggregate of              shares of our common stock upon such conversion, assuming an initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), and assuming the conversion occurs on                     , 2010; (4) the reclassification of the preferred stock warrant liability to additional paid-in capital upon conversion of the warrants to purchase preferred stock into warrants to purchase common stock; and (5) the filing of an amended and restated certificate of incorporation to authorize 200,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock; and

•

On a pro forma as adjusted basis to additionally give effect to: the sale of              shares of common stock in this offering, assuming an initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwritten discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	September 30, 2009
	Actual	Pro Forma(1)	Pro Forma as Adjusted(1)(2)
	(In thousands, except share data)
	(Unaudited)
Cash and cash equivalents	$7,007	$	$

Preferred stock warrant liability	$405
Redeemable convertible preferred stock, $0.0001 par value: 68,168,186 shares authorized, 66,863,641 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	50,346
Convertible preferred stock, $0.0001 par value: 1,676,453 shares authorized, 1,454,545 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	729
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value: no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value: 90,000,000 shares authorized, 8,198,801 shares issued and outstanding, actual; 200,000,000 shares authorized, shares issued and outstanding, pro forma; 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	1,436
Accumulated deficit	(45,942)

Total stockholders’ equity (deficit)	(44,505)

Total capitalization	$6,975

(1)	The pro forma and pro forma as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

The number of shares of our common stock to be outstanding after this offering is based on 76,516,987 shares of common stock outstanding as of September 30, 2009, and excludes:

•	8,239,667 shares of common stock issuable upon the exercise of outstanding options under our 2006 plan as of September 30, 2009 having a weighted average exercise price of $0.13;

•

             shares of common stock reserved for future issuance under our 2010 plan (including 136,527 shares of common stock reserved for future issuance under our 2006 plan, which shares will be added to the shares to be reserved under our 2010 plan upon its effectiveness), directors’ plan and 2010 purchase plan, each of which will become effective immediately upon the signing of the underwriting agreement for this offering; and

•	568,271 shares of common stock issuable upon the exercise of outstanding warrants having an exercise price of $0.55 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering. The historical net tangible book value (deficit) of our common stock as of September 30, 2009 was approximately $(44.5) million, or approximately $(5.43) per share of common stock. Historical net tangible book value (deficit) per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities and convertible preferred stock.

On a pro forma basis, after giving effect to (1) the conversion of all outstanding shares of our preferred stock into an aggregate of 68,318,186 shares of our common stock, which we expect to occur immediately prior to the closing of this offering, (2) the issuance of the 2009 notes, (3) the conversion of outstanding principal and accrued interest on the 2009 notes and the issuance of an aggregate of                  shares of our common stock upon such conversion, assuming an initial public offering price of $                 per share (the mid-point of the price range set forth on the cover page of this prospectus), and assuming the conversion occurs on                 , 2010, and (4) the reclassification of the preferred stock warrant liability to additional paid-in capital upon conversion of the warrants to purchase preferred stock into warrants to purchase common stock, our net tangible book value would have been approximately $                 million, or approximately $                 per share of common stock.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering assuming an initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us, our pro forma as adjusted net tangible book value as of September 30, 2009 would have been approximately $            , or approximately $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders, and an immediate dilution in the pro forma net tangible book value of $             per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share, the mid-point of the price range set forth on the cover page of this prospectus		$
Historical net tangible book value (deficit) per share as of September 30, 2009	$(5.43)

Increase in net tangible book value per share attributable to issuance of the 2009, conversion of convertible preferred stock, issuance of the 2009 notes, issuance of shares of common stock upon conversion of the 2009 notes and reclassification of preferred stock warrant liability

Pro forma net tangible book value per share before this offering
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $            , our pro forma as adjusted net tangible book value per share after this offering by $             per share and the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

If the underwriters exercise their option in full to purchase              additional shares of common stock in this offering, our pro forma as adjusted net tangible book value per share after the offering would be $             per

share, the increase in our pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors participating in this offering would be $             per share.

The following table summarizes, on the pro forma as adjusted basis described above as of September 30, 2009, the differences between the number of shares of common stock purchased from us by existing stockholders and investors participating in this offering, the total consideration paid by existing stockholders and investors participating in this offering, and the average price per share paid by existing stockholders and by investors participating in this offering, at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) before deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders before this offering			%	$		%	$
Investors participating in this offering

Total		100%			$100%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors by $             million, and increase (decrease) the percent of total consideration paid by new investors by     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options or warrants. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by investors participating in this offering will be increased to              shares or     % of the total number of shares of common stock to be outstanding upon completion of this offering.

As of September 30, 2009, there were:

•	8,239,667 shares of common stock issuable upon the exercise of options outstanding under our 2006 plan having a weighted average exercise price of $0.13; and

•	568,271 shares of common stock issuable upon the exercise of outstanding warrants having an exercise price of $0.55 per share.

Effective immediately upon the signing of the underwriting agreement for this offering, an aggregate of              shares of our common stock will be reserved for issuance under our 2010 plan (which includes              shares of common stock reserved for future issuance under our 2006 plan that will be allocated to our 2010 plan), our directors’ plan and our 2010 purchase plan, respectively, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or other equity securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section are not intended to replace our financial statements and the related notes. Our historical results are not necessarily indicative of our future results.

The selected statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected balance sheet data as of December 31, 2007 and 2008 are derived from our audited financial statements appearing elsewhere in this prospectus. The selected balance sheet data as of December 31, 2006 are derived from our audited financial statements which are not included in this prospectus. The selected statement of operations data for the period from June 21, 2004 (inception) to December 31, 2004 and for the year ended December 31, 2005 and the selected balance sheet data as of December 31, 2004 and December 31, 2005 are derived from our unaudited financial statements, which are not included in this prospectus. The selected statement of operations data for the nine months ended September 30, 2008 and 2009 and the balance sheet data as of September 30, 2009 are derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. The pro forma basic and diluted net loss per common share data are computed using the weighted-average number of shares of common stock outstanding, after giving effect to the conversion (using the as if-converted method) of all shares of our convertible preferred stock into common stock.

	Period from June 2004 (Inception) to December 31, 2004	Years Ended December 31,				Nine Months Ended September 30,
		2005	2006	2007	2008	2008	2009
	(In thousands, except per share data)
Statement of Operations:
Revenues:
NIH grants	$470	$1,347	$1,363	$679	$429	$429	$—
Contract research	—	—	232	141	658	25	3,949
Collaborations	—	—	—	345	243	226	35

Total revenues	470	1,347	1,595	1,165	1,330	680	3,984
Operating expenses:
Research and development	379	966	1,715	8,517	20,086	13,468	16,564
General and administrative	137	531	455	1,546	2,290	1,790	2,790

Total operating expenses	516	1,497	2,170	10,063	22,376	15,258	19,354

Loss from operations	(46)	(150)	(575)	(8,898)	(21,046)	(14,578)	(15,370)
Other income (expense):
Interest income	—	0	10	308	582	491	36
Interest expense	—	(46)	(171)	(170)	(297)	(290)	(13)
Other income (expense)	—	—	—	12	(30)	(59)	(22)

Total other income (expense)	—	(46)	(161)	150	255	142	1

Net loss	(46)	(196)	(736)	(8,748)	(20,791)	(14,436)	(15,369)
Accretion of deferred financing costs on redeemable convertible preferred stock	—	—	—	(8)	(26)	(19)	(21)

Net loss attributable to common stockholders	$(46)	$(196)	$(736)	$(8,756)	$(20,817)	$(14,455)	$(15,390)

Net loss per share, basic and diluted	$(0.08)	$(0.21)	$(0.43)	$(3.70)	$(4.67)	$(3.44)	$(2.62)

Weighted-average shares outstanding, basic and diluted	564	939	1,703	2,369	4,453	4,196	5,869

Pro forma net loss per share, basic and diluted (unaudited)					$(0.31)		$(0.21)

Weighted-average pro forma shares outstanding, basic and diluted (unaudited)					66,188		74,187

Balance Sheet Data:

	Period from June 2004 (Inception) to December 31,	As of December 31,				As of September 30,
	2004	2005	2006	2007	2008	2009
	(In thousands)
Cash, cash equivalents and short-term investments	$77	$41	$292	$11,534	$21,661	$7,007
Working capital (deficit)	(25)	(326)	(213)	10,594	20,539	6,315
Total assets	159	343	577	13,161	23,865	9,171
Capital lease obligation, net of current portion	39	133	134	191	71	—
Preferred stock warrant liability	—	—	98	203	415	405
Convertible preferred stock	—	—	729	20,633	51,054	51,075
Accumulated deficit	(47)	(243)	(979)	(9,735)	(30,552)	(45,942)
Total stockholders’ equity (deficit)	18	(158)	(942)	(9,629)	(29,946)	(44,505)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious, life threatening infections. We are developing torezolid phosphate, an IV and oral antibiotic, for the treatment of serious gram-positive bacterial infections, initially for acute bacterial skin and skin structure infections, or ABSSI, and subsequently for other indications. We plan to commence our Phase 3 clinical program for torezolid phosphate in the first half of 2010. In addition, we are developing antibiotics for gram-negative infections using our proprietary discovery platform under a contract funded by the National Institute of Allergy and Infectious Diseases, or NIAID, a part of the National Institutes of Health, or NIH.

We acquired worldwide rights to torezolid phosphate outside of South and North Korea, or Korea, from Dong-A Pharmaceutical Co., Ltd., or Dong-A, in January 2007. Since then we have progressed torezolid phosphate from filing an Investigational New Drug Application, or IND, through Phase 2 clinical trials. In addition, we have substantially lowered the manufacturing costs of torezolid phosphate.

In September 2008, we entered into a five-year contract valued at $27.7 million with NIAID, to develop novel dual-target antibacterial agents as therapeutics for the treatment of gram-negative biodefense pathogens. The scope of the contract includes preclinical, nonclinical and clinical IND and New Drug Application, or NDA,-enabling development activities. Pursuant to our NIAID contract, we retain a worldwide nonexclusive royalty-free license for each invention to which NIAID obtains title, and the United States government retains certain march-in rights with respect to our inventions developed under our NIAID contract.

We were originally incorporated as RexC Pharmaceuticals, Inc. in California in June 2004 and changed our name to Rx3 Pharmaceuticals, Inc. in September 2004. We subsequently changed our name to Trius Therapeutics, Inc. in February 2007 and reincorporated in Delaware in December 2007. We have never been profitable and have incurred significant net losses since our inception. As of September 30, 2009, we had an accumulated deficit of $45.9 million. These losses have resulted principally from costs incurred in connection with research and development activities, including the costs of clinical trial activities associated with torezolid phosphate, license fees and general and administrative expenses. We expect to continue to incur operating losses for the next several years as we pursue the clinical development and commercialization of torezolid phosphate and work to discover and develop additional product candidates through our research and discovery program. As a result, we will seek to fund our operations through public or private equity or debt financings or other sources, such as collaborations and government contracts. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategies.

Financial Obligations Related to the License of Torezolid Phosphate

In January 2007, we entered into a license agreement with Dong-A, pursuant to which we acquired an exclusive license to certain patent applications and other intellectual property related to the oral and injectable forms of torezolid phosphate to develop and commercialize licensed products, including torezolid phosphate, outside of Korea. We have the right to grant sublicenses to third parties.

Upon entering into the license agreement, we paid a $500,000 upfront-fee and made subsequent milestone payments of $3.7 million through November 2009. In addition, we may be required to make up to an aggregate of $13.0 million in additional payments, upon the achievement of specified development and regulatory approval milestones. We are also obligated to pay Dong-A mid-single digit tiered royalties on net sales of torezolid phosphate.

Financial Overview

Revenues

We have derived substantially all of our revenues from our NIAID contract, small business innovation research, or SBIR, grants funded by the NIH and collaborations with other third parties for the research and development of certain preclinical programs. We have no products approved for sale, and we have not generated any revenues from product sales. We have recognized $9.9 million of revenues from inception through September 30, 2009. Other than federal funding, we do not expect to receive any revenues from any product candidates that we develop until we obtain regulatory approval and commercialize such products or until we potentially enter into collaborative agreements with third parties for the development and commercialization of such product candidates. We continue to pursue government contract funding for preclinical and clinical programs. If our development efforts for any of our product candidates result in clinical success and regulatory approval or collaboration agreements with third parties, we may generate revenues from those product candidates.

Research and Development Expenses

The majority of our operating expenses to date have been for research and development activities related to torezolid phosphate and our preclinical program. Research and development expenses consist of: (1) expenses incurred under agreements with contract research organizations, or CROs, and investigative sites, which conduct a substantial portion of our nonclinical and preclinical studies, and all of our clinical trials; (2) employee-related expenses, which include salaries, benefits and stock-based compensation; (3) payments to third party manufacturers, which produce our active pharmaceutical ingredient and finished product; (4) license fees paid to third parties for use of their intellectual property; (5) facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and equipment, depreciation of leasehold improvements and equipment and laboratory and other supplies; and (6) payments to consultants.

The following table indicates our research and development expenses for the periods indicated:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In thousands)
Clinical and nonclinical research and development (including manufacturing)	$—	$4,585	$14,605	$9,845	$11,629
Preclinical research and development	1,715	3,932	5,481	3,623	4,935

Total	$1,715	$8,517	$20,086	$13,468	$16,564

At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our preclinical program, we are unable to estimate with any certainty the costs we will incur in the continued development of torezolid phosphate and our preclinical program for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. While we are currently focused on advancing torezolid phosphate and our preclinical program, our future research and development expenses will depend on the clinical success of each product candidate that we develop, as well as ongoing assessments of the commercial potential of such product candidates. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future collaborations or contracts, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We expect to incur increased research and development expenses as we commence our Phase 3 clinical program for torezolid phosphate. In addition, we expect to incur significant research and development costs as we perform additional clinical trials necessary to obtain regulatory approval of torezolid phosphate for additional indications, as well as to advance our preclinical program.

The costs of clinical trials may vary significantly over the life of a project owing to but not limited to the following:

•	Per patient trial costs;

•	The number of sites included in the trials;

•	The countries in which the trial is conducted;

•	The length of time required to enroll eligible patients;

•	The number of patients that participate in the trials;

•	The number of doses that patients receive;

•	The drop-out or discontinuation rates of patients;

•	Potential additional safety monitoring or other studies requested by regulatory agencies;

•	The duration of patient follow-up; and

•	The efficacy and safety profile of the product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses for personnel in administration, finance and business development. Other significant expenses include legal expenses to pursue patent protection of our intellectual property, allocated facility costs and professional fees for general legal services. We expect general and administrative expense to increase as we begin operating as a public company and continue to build our corporate infrastructure in support of continued development of torezolid phosphate and our preclinical program. These increases likely will include salaries and related expenses, legal and consultant fees, accounting fees, director fees, increased directors’ and officers’ insurance premiums, fees for investor relations services and enhanced business systems.

Interest Income

Interest income consists of interest earned on our cash, cash equivalents and short-term investments.

Interest Expense

Interest expense consists primarily of interest paid on our capital lease balances, non-cash interest related to the amortization of debt discount costs associated with the capital leases and non-cash interest expense associated with the increase in fair value of the preferred stock warrants issued in connection with obtaining our capital leases.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to preclinical, nonclinical and clinical development costs and drug manufacturing costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Revenue Recognition

Our revenues consist of federal contract and grant revenues and fees for research services from license or collaboration agreements. We recognize revenues when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products and/or services has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

For arrangements that include multiple deliverables, we identify separate units of accounting if certain criteria are met. The consideration for the arrangement is allocated to the separate units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. We recognize revenues on development and collaboration agreements, including upfront payments, when they are considered combined units of accounting, over the expected life of the development and collaboration agreement on a straight-line basis. Amounts received in advance of services performed are recorded as deferred revenue until earned.

Research and Development

Research and development expenses are comprised primarily of CROs and clinical trial sites; employee and consultant-related expenses, which include salaries, benefits and stock-based compensation for research and development personnel; external research and development expenses incurred pursuant to agreements with third-party manufacturing organizations; license fees paid to third parties for use of their intellectual property; facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and depreciation of leasehold improvements and equipment; payments to consultants; and third-party supplier expenses including laboratory and other supplies. Third-party research and development expenses are recorded when the contracted work has been performed or the milestone payment has been earned.

We estimate preclinical study and clinical trial expenses based on the services received pursuant to contracts with research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. We accrue service fees based on work performed, which relies on estimates of total costs incurred based on milestones achieved, patient enrollment and other events. The majority of our service providers invoice us in arrears, and to the extent that amounts invoiced differ from our estimates of expenses incurred, we accrue for additional costs. The financial terms of these agreements vary from contract to contract and may result in uneven expenses and payment flows. Preclinical study and clinical trial expenses include:

•	Fees paid to CROs, consultants and laboratories in connection with preclinical studies;

•	Fees paid to CROs, clinical trial sites, investigators and consultants in connection with clinical trials; and

•

Fees paid to contract manufacturers and service providers in connection with the production, testing and packaging of active pharmaceutical ingredients and drug materials for preclinical studies and clinical trials.

Payments under some of these agreements depend on factors such as the milestones accomplished, including enrollment of certain numbers of patients, site initiation and the completion of clinical trial milestones. To date, we have not experienced any events requiring us to make material adjustments to our accruals for service fees. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates which could materially affect our results of operations. Adjustments to our accruals are recorded as changes in estimates become evident. Furthermore, based on amounts invoiced to us by our service providers, we may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as services are rendered.

Stock-Based Compensation

We account for stock compensation by measuring and recognizing compensation expense for all stock-based payments made to employees and directors based on estimated grant date fair values. We use the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period. We estimate the fair value of our share-based awards to employees and directors using the Black-Scholes option-valuation model. The Black-Scholes model requires the input of subjective assumptions, including the expected stock price, volatility, the calculation of expected term and the fair value of the underlying common stock on the date of grant, among other inputs.

The following table summarizes our assumptions used in the Black-Scholes model:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
Expected volatility	72%	61%	54%	54%	66% – 70%
Expected term (in years)	5.25 – 6.10	5.71 – 6.14	5.89 – 6.14	5.89 – 6.14	4.96 – 6.10
Risk-free interest rate	4.61% – 5.02%	2.96% – 4.69%	3.24% – 3.50%	3.24% – 3.50%	1.70% – 2.73%
Expected dividend yield	0%	0%	0%	0%	0%

Expected Volatility. The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the pharmaceutical and biotechnology industry in a similar stage of development.

Expected Term. We elected to utilize the “simplified” method for “plain vanilla” options to estimate the expected term of stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Risk-free Interest Rate. The risk-free interest rate assumption was based on zero coupon United States Treasury instruments that had terms consistent with the expected term of our stock option grants.

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future.

Common Stock Fair Value. Due to the absence of an active market for our common stock, the fair value of our common stock for purposes of determining the exercise price for stock option grants was determined by our board of directors, with the assistance of our management, in good faith based on a number of objective and subjective factors including:

•

The prices of our convertible preferred stock sold to outside investors in arms-length transactions, and the rights, preferences and privileges of our convertible preferred stock as compared to those of our common stock, including the liquidation preference of our convertible preferred stock;

•	Our results of operations, financial position and the status of our research and development efforts, including the release of our Phase 2 clinical trial data for torezolid phosphate;

•	Our stage of development and business strategy;

•	The composition of and changes to our management team;

•	The market value of a comparison group of privately held pharmaceutical and biotechnology companies that are in a stage of development similar to ours;

•	The lack of liquidity of our common stock as a private company;

•

Contemporaneous valuations performed by an unrelated valuation specialist prepared in accordance with methodologies outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation;

•	The likelihood of achieving a liquidity event for the shares of our common stock and underlying stock options, such as an initial public offering, given prevailing market conditions; and

•	The material risks related to our business.

Based on these factors, our board of directors granted options at exercise prices that increased from $0.06 per share in 2006 up to $0.27 per share in 2009.

We estimate forfeitures at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from estimates. We estimate forfeitures based on our historical experience.

In connection with the preparation of the financial statements necessary for inclusion in the registration statement related to this offering, in 2009 we reassessed the estimated fair value of our common stock for financial reporting purposes. We reassessed the estimated fair value of our common stock for each quarterly period during the year ended December 31, 2008 and for each quarterly period during the nine months ended September 30, 2009. When we performed valuation analyses on March 19, 2008, May 1, 2008, September 22, 2008 and June 8, 2009, we concluded that stock options granted had exercise prices equal to the then estimated fair value of common stock at the date of grant. Subsequent to this period, we determined certain stock options granted during 2008 and 2009 had an exercise price different from the reassessed fair value of the common stock at the date of grant. We used these fair value reassessments to determine stock-based compensation expense which is recorded in our financial statements.

Our analysis was based on a methodology that first estimated the fair value of our business as a whole, or enterprise value, and then allocated a portion of the enterprise value to our common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized in the 2009 reassessment of fair value relied primarily on the “market approach” to estimate enterprise value giving consideration to the total financing amount received by us, the implied enterprise value of our business based on our convertible preferred stock transactions and market-based private company sale and financing transactions.

Our enterprise value was originally allocated to our different classes of equity using the option pricing method. The option pricing method involves making certain other assumptions regarding the anticipated timing of a potential liquidity event, the expected volatility of our equity securities and effects of rights of our convertible preferred stock as compared to those of our common stock. The per share price of the Series B redeemable convertible preferred stock was higher than the estimated fair value of our common stock as of March 19, 2008, May 1, 2008 and September 22, 2008 since the enterprise valuations used on those dates to estimate the common stock fair value relied on both the Series B preferred financing and market-based private company sale transactions. Collectively, all convertible preferred stock pricing reflects rights not attributed to common stock including:

•

Price-based anti-dilution protection, which increases the conversion ratio of our convertible preferred stock if we issue stock at prices lower than the original issue prices of our outstanding convertible preferred stock (subject to certain exceptions);

•

Liquidation preferences, which provide that in the event of our acquisition, the holders of our outstanding convertible preferred stock have the right to receive their original investment amounts plus any declared and unpaid dividends prior to the payment of any amounts to the holders of our common stock;

•	Dividend rights that require the payment of a dividend on our convertible preferred stock prior to the payment of a dividend on our common stock;

•	The right to elect a majority of our directors; and

•

Approval rights with respect to our ability to issue any stock that has rights on parity with or senior to our convertible preferred stock, to pay dividends on our common stock, to redeem any of our outstanding stock (subject to certain exceptions), to sell our business, to increase the number of authorized shares of convertible preferred stock, to amend our certificate of incorporation in a manner adverse to the holders of our convertible preferred stock, or to change the authorized number of our directors.

The valuation methodology utilized to reassess the estimates of fair value from 2008 through 2009 also relied primarily on the “market approach” to estimate enterprise value and then allocated the enterprise value to our different classes of equity using the probability-weighted expected return method whereby the value of our common stock was estimated based on an analysis of future values for the equity assuming various future outcomes including liquidity events. Our 2008 through 2009 estimated share values are based on the probability-weighted present value of expected investment returns, considering each of the possible future outcomes available to us. In our situation, the future outcomes included three alternatives: (1) we complete an initial public offering with an assumed pre-money valuation, (2) we sell our business to a third party at an enterprise value equal to the average value of the companies that we surveyed in the analysis, and (3) we have an event in which no liquidity is available for common stockholders.

For the first alternative, the estimated future values of our common stock were based on our anticipated offering price since there were no comparable initial public offerings completed in 2008 or 2009. For the second alternative, the estimated future and present values of our common stock were based on a survey of privately held biotechnology and pharmaceutical companies that were sold to third parties between 2006 and 2009. For the first two alternatives, the estimated future and present values were calculated using assumptions including: the expected pre-money or third party sale valuations based on the market approach, the expected dates of the future expected initial public offering or third party sale and an appropriate risk-adjusted discount rate. For the scenario in which we have an event in which no liquidity is available for common stockholders, the estimated value of our common stock was based on the value remaining after payment of the cumulative liquidation preferences of the outstanding convertible preferred stock. The present value calculated for our common stock under each scenario was probability-weighted based on our estimate of the probability of each scenario. We assigned weights to each scenario based on significant judgments and estimates that included the impact of operational factors, our estimates regarding when we may be able to complete an initial public offering or third party sale and market data.

Finally, the estimated fair value of our common stock was reduced by a discount for lack of marketability. The discount for lack of marketability was analyzed in light of the restrictive factors associated with privately held common stock. For our determination of an appropriate discount for lack of marketability, we used a put-option model that considers variables such as time to liquidity, volatility and the risk-free rate. Based on these analyses and consideration of restrictions, we applied estimated discounts for lack of marketability that declined from 30% in the March 19, 2008 valuation to 10% in the June 8, 2009 valuation, as the then-estimated time to an expected liquidity event decreased.

Summary of Stock Option Grants. Based on the analysis we performed for financial statement purposes, we determined that the stock options we granted in 2008 and 2009 had exercise prices different than or equal to the reassessed fair values of the common stock at the dates of grant. The following table compares the originally determined fair value and reassessed fair value:

Grant Date	Number of Shares Subject to Options Granted	Exercise Price per Share	Reassessed Fair Value of Common Stock per Share at Date of Grant	Intrinsic Value at Date of Grant
May 21, 2008	3,670,500	$0.15	$0.44	$1,064,445
July 17, 2008	460,000	0.15	0.44	133,400
September 25, 2008	245,000	0.15	0.44	71,050
January 9, 2009	882,880	0.15	0.73	512,070
February 10, 2009	400,000	0.15	0.73	232,000
March 17, 2009	141,000	0.15	0.73	81,780
September 17, 2009	537,500	0.27	0.88	327,875

For purposes of determining stock-based compensation expense, stock options granted in 2006 and on January 19, 2007 were valued based on the estimated fair value determined as of April 13, 2006. Stock options granted between March 21, 2007 and January 10, 2008 were valued based on the estimated fair value determined as of February 14, 2007. Stock options granted between May 21, 2008 and September 25, 2008 were valued based on the reassessed fair value determined as of May 1, 2008. Stock options granted between January 9, 2009 and March 17, 2009 were valued based on the reassessed fair value determined as of January 1, 2009. Stock options granted on September 17, 2009 were valued based on the reassessed fair value determined as of June 8, 2009.

The estimated per share fair value of our common stock from January 7, 2008 to March 24, 2008 increased from $0.06 to $0.28, although there were no stock options granted during this period. The change in estimated fair value primarily reflects operational factors including advancement of torezolid phosphate and our preclinical program, including additional patient enrollment in our Phase 1 clinical trials evaluating torezolid phosphate. Also, as of March 24, 2008, based on an analysis of the biotechnology and pharmaceutical companies that had received a round of late-stage venture financing, or had completed an initial public offering, we estimated that there was a 10% probability of an initial public offering scenario, a 30% probability of a sale of our business and a 60% probability of an event in which no liquidity is available to common stockholders. We also applied a 30% discount for lack of marketability.

The estimated per share fair value of our common stock from March 24, 2008 to May 1, 2008 increased from $0.28 to $0.44. The change in estimated fair value reflects the following:

•	Continued advancement of torezolid phosphate and our preclinical program; and

•	The release of the successful Phase 1 clinical trial data for torezolid phosphate.

We estimated that as of May 1, 2008, there was a 20% probability of an initial public offering scenario, a 40% probability of a third party acquisition and a 40% probability of an event in which no liquidity is available to common stockholders. We also applied a 25% discount for lack of marketability based on a reduction in the amount of time to an expected liquidity event.

The estimated per share fair value of our common stock from May 1, 2008 to January 1, 2009 increased from $0.44 to $0.73. The change in estimated fair value reflects the following:

•	Continued advancement of torezolid phosphate and our preclinical program;

•	Rapid patient enrollment in our Phase 2 clinical trial of torezolid phosphate; and

•	Positive interim Phase 2 clinical trial data.

We estimated that as of January 1, 2009, there was a 30% probability of an initial public offering scenario, a 50% probability of a third party acquisition and a 20% probability of an event in which no liquidity is available to common stockholders. We applied a 20% discount for lack of marketability based on a reduction in the amount of time to an expected liquidity event.

The estimated per share fair value of our common stock from January 1, 2009 to June 8, 2009 increased from $0.73 to $0.88. The change in estimated fair value reflects the following:

•	Continued advancement of torezolid phosphate and our preclinical program; and

•	The release of our successful Phase 2 clinical trial data for torezolid phosphate.

We estimated that as of June 8, 2009, there was a 40% probability of an initial public offering scenario, a 40% probability of a third party acquisition and a 20% probability of an event in which no liquidity is available to common stockholders. We applied a 10% discount for lack of marketability based on the expected time to a liquidity event.

Stock-Based Compensation Summary. Stock-based compensation is reported in our statements of operations as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In thousands)
Research and development	$5	$18	$184	$116	$354
General and administrative	6	44	160	96	439

Total	$11	$62	$344	$212	$793

At December 31, 2008 and September 30, 2009, there was approximately $1.3 million and $1.8 million, respectively, of total unrecognized compensation costs related to outstanding options granted which is expected to be recognized over a weighted average period of 1.63 and 1.45 years, respectively.

Preferred Stock Warrant Liability

We have estimated the fair value of all outstanding convertible preferred stock warrants. The warrant obligation is adjusted to fair value at the end of each reporting period. Such fair values were estimated using the Black-Scholes option-pricing model and an estimated term equal to each warrant’s contractual life, which range from six to 10 years. We will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of this offering, at which time the liability will be reclassified to stockholders’ equity (deficit).

Results of Operations

Comparison of the Nine Months Ended September 30, 2008 and 2009 (Unaudited)

Revenues

The following table summarizes our revenues for the nine months ended September 30, 2008 and 2009:

	Nine Months Ended September 30,		Increase (Decrease)	% Increase (Decrease)
	2008	2009
	(In thousands, except percentages)
NIH grants	$429	$—	$(429)	(100)%
Contract research	25	3,949	3,924	15,708%
Collaborations	226	35	(191)	(85)%

Total	$680	$3,984	$3,304	486%

Total grant, contract research and collaboration revenues increased $3.3 million to $4.0 million for the nine months ended September 30, 2009 from $680,000 for the nine months ended September 30, 2008. NIH grant revenues for 2008 consisted of $429,000 of SBIR grant funding for which we received the final payment in 2008. Contract research revenues related to our NIAID contract, under which we began research activities in September 2008, resulted in $25,000 of revenues for the nine months ended September 30, 2008 and $3.9 million for the nine months ended September 30, 2009. Collaboration revenues consist of upfront payments from a collaboration and licensing agreement signed in April 2007, which supports the cost of two employees to further the development of an early stage compound. For the nine months ended September 30, 2008, we recognized $226,000 in revenues related to this agreement. For the nine months ended September 30, 2009, collaboration revenues decreased by $191,000 to $35,000 as research activities associated with the agreement have wound down. We expect very limited activities and associated revenues related to this agreement in the future.

Research and Development Expenses

The following table summarizes our research and development expenses for the nine months ended September 30, 2008 and 2009:

	Nine Months Ended September 30,		Increase (Decrease)	% Increase (Decrease)
	2008	2009
	(In thousands, except percentages)
Research and development expenses	$13,468	$16,564	$3,096	23%

During the nine months ended September 30, 2008, our research and development costs related primarily to the initiation and completion of our Phase 1 clinical trial and commencement of our Phase 2 clinical trial of torezolid phosphate. The increase in research and development expense was primarily the result of increased costs associated with our Phase 2 clinical trial, which continued during the nine months ended September 30, 2009, and included increases of $1.4 million in drug manufacturing costs to produce material for our clinical trials, $1.1 million in clinical costs and $277,000 in additional regulatory costs. Other research and development expense increases included $400,000 in personnel costs, $238,000 in stock-based compensation expense and $180,000 in allocated facilities and overhead costs. These increases were partially offset by a decrease in license fees during the nine months ended September 30, 2009 attributable to the payment in 2008 of a $500,000 milestone payment related to our license agreement with Dong-A.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the nine months ended September 30, 2008 and 2009:

	Nine Months Ended September 30,		Increase (Decrease)	% Increase (Decrease)
	2008	2009
	(In thousands, except percentages)
General and administrative expenses	$1,790	$2,790	$1,000	56%

The increase in general and administrative expenses was due primarily to a $343,000 increase in stock-based compensation expense, $286,000 increase in payroll and related costs associated with increased headcount, $199,000 increase in consulting expenses and $118,000 increase in facilities-related costs as compared to the nine months ended September 30, 2008.

Interest Income

The following table summarizes our interest income for the nine months ended September 30, 2008 and 2009:

	Nine Months Ended September 30,		Increase (Decrease)	% Increase (Decrease)
	2008	2009
	(In thousands, except percentages)
Interest income	$491	$36	$(454)	(93)%

The decrease in interest income was attributable to lower average cash, cash equivalents and short-term investment balances during the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008.

Interest Expense

The following table summarizes our interest expense for the nine months ended September 30, 2008 and 2009:

	Nine Months Ended September 30,		Increase (Decrease)	% Increase (Decrease)
	2008	2009
	(In thousands, except percentages)
Interest expense	$(290)	$(13)	$(277)	(96)%

The decrease in interest expense during the nine months ended September 30, 2009 was attributable to lower average debt balances in 2009 as a result of payments on capital lease obligations plus a decrease in non-cash interest expense associated with a change in the fair value of our preferred stock warrant liability.

Comparison of the Years Ended December 31, 2007 and 2008

Revenues

The following table summarizes our revenues for the years ended December 31, 2007 and 2008:

	Year Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2007	2008
	(In thousands, except percentages)
NIH grants	$679	$429	$(250)	(37)%
Contract research	141	658	517	367%
Collaborations	345	243	(102)	(30)%

Total	$1,165	$1,330	$165	14%

Total grant, contract research and collaboration revenues increased to $1.3 million for the year ended December 31, 2008 from $1.2 million for the year ended December 31, 2007. Revenues from NIH grants decreased from $679,000 for the year ended December 31, 2007 to $429,000 for the year ended December 31, 2008 as we completed services in connection with our SBIR grants from the NIH in July 2008. In 2007, $141,000 of contract research revenues were related to a third party research services contract which was signed in 2006 and completed in 2007. In 2008, contract research revenues were related to our NIAID contract, under which we recognized $658,000 for the year ended December 31, 2008. Collaboration revenues during both periods were related to our collaboration and licensing agreement signed in April 2007, under which we received up-front payments for the funding of two employees per year to perform research services.

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2007 and 2008:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2007	2008
	(In thousands, except percentages)
Research and development expenses	$8,517	$20,086	$11,569	136%

Research and development expenses during the year ended December 31, 2007 related primarily to costs associated with the license of torezolid phosphate and preparation for clinical trials, including filing an Investigational New Drug Application, or IND. Research and development expenses during the year ended December 31, 2008 related primarily to the initiation and completion of our Phase 1 clinical trial and commencement of our Phase 2 clinical trial of torezolid phosphate. The increase in research and development expenses was primarily the result of increased costs associated with our Phase 1 and Phase 2 clinical trials, including increases of $6.1 million in clinical costs, $1.8 million in drug manufacturing costs and $1.8 million in nonclinical study costs. Other research and development expense increases included $1.5 million in personnel costs, $1.3 million in lab supplies, allocated facilities and overhead costs and $166,000 in stock-based compensation expense. These increases were partially offset by a decrease of $900,000 in licensing payments and fees during the year ended December 31, 2008.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2007 and 2008:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2007	2008
	(In thousands, except percentages)
General and administrative expenses	$1,546	$2,290	$744	48%

The increase in general and administrative expenses was due primarily to an increase in facility costs of $460,000 and an increase in payroll and related costs of $286,000 associated with increased headcount and stock-based compensation charges during the year ended December 31, 2008 as compared to the year ended December 31, 2007.

Interest Income

The following table summarizes our interest income for the years ended December 31, 2007 and 2008:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2007	2008
	(In thousands, except percentages)
Interest income	$308	$582	$274	89%

The increase in interest income was attributable to higher average cash, cash equivalents and short-term investment balances during 2008 as a result of our Series B preferred stock financing, which closed in March 2008.

Interest Expense

The following table summarizes our interest expense for the years ended December 31, 2007 and 2008:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2007	2008
	(In thousands, except percentages)
Interest expense	$(170)	$(297)	$127	75%

The increase in interest expense was attributable to higher average debt balances during 2008 as a result of entering into capital lease agreements during 2007 plus non-cash interest expense associated with a change in the fair value of our preferred stock warrant liability during the year ended December 31, 2008.

Comparison of the Years Ended December 31, 2006 and 2007

Revenues

The following table summarizes our revenues for the years ended December 31, 2006 and 2007:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2006	2007
	(In thousands, except percentages)
NIH grants	$1,363	$679	$(684)	(50)%
Contract research	232	141	(91)	(39)%
Collaborations	—	345	345	N	/A

Total	$1,595	$1,165	$(430)	(27)%

Total grant, contract research and collaboration revenues decreased $430,000 to $1.2 million for the year ended December 31, 2007 from $1.6 million for the year ended December 31, 2006. Revenues from NIH grants decreased from $1.4 million for the year ended December 31, 2006 to $679,000 for the year ended December 31, 2007 due to the timing of the grant awards. Contract research revenues in both 2006 and 2007 were related to a research services contract signed in 2006, which was completed in 2007. Collaboration revenues were related to our collaboration and licensing agreement signed in April 2007, under which we received up-front payments for the funding of two employees per year to perform research services.

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2006 and 2007:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2006	2007
	(In thousands, except percentages)
Research and development expenses	$1,715	$8,517	$6,802	397%

The increase in research and development expenses was primarily the result of increased costs associated with the development of torezolid phosphate, which we in-licensed in January 2007. Related increases include

$1.0 million in license and milestone fees, $1.0 million in consulting costs in preparation for initiation of clinical trials, $518,000 in costs related to the start-up of a Phase 1 clinical trial and $776,000 in drug manufacturing costs. Payroll and related costs increased by $1.8 million due to the additional personnel required for the clinical development of torezolid phosphate. Additionally, we made the final milestone payment of $375,000 under a license agreement related to two antibiotic discovery programs that we in-licensed in 2004. Other research and development expense increases included $1.3 million allocated to facilities and overhead costs.

General and Administrative Expenses

The following table summarizes our general and administration expenses for the years ended December 31, 2006 and 2007:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2006	2007
	(In thousands, except percentages)
General and administrative expenses	$455	$1,546	$1,091	240%

The increase in general and administrative expenses was due primarily to $1.0 million in additional personnel and administrative costs required to support our continued growth.

Interest Income

The following table summarizes our interest income for the years ended December 31, 2006 and 2007:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2006	2007
	(In thousands, except percentages)
Interest income	$10	$308	$298	2,980%

The increase in interest income was attributable to higher average cash balances during 2007 as a result of our Series A-2 preferred stock financing, which closed in February 2007.

Interest Expense

The following table summarizes our interest expense for the years ended December 31, 2006 and 2007:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2006	2007
	(In thousands, except percentages)
Interest expense	$(171)	$(170)	$(1)	(1)%

The decrease in interest expense was attributable to lower average debt balances during 2007 as a result of the maturity of several notes payable.

Liquidity and Capital Resources

We have incurred losses since our inception in June 2004 and, as of September 30, 2009, we had an accumulated deficit of $45.9 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may obtain from financings, research funding, collaborations, contract revenues or other sources.

Since our inception in June 2004 through September 30, 2009, we have funded our operations principally through the private placement of approximately $51.3 million of equity securities, approximately $4.6 million under our NIAID contract and $3.9 million in SBIR research grants. As of September 30, 2009, we had cash and cash equivalents of approximately $7.0 million. Cash in excess of immediate requirements is invested in accordance with our investment policy primarily with a view to liquidity and capital preservation. Currently, our funds are held in cash and money market funds.

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In thousands)
Cash Flows from Continuing Operations:
Net cash used in operating activities	$(425)	$(8,101)	$(19,505)	$(13,244)	$(14,165)
Net cash provided by (used in) investing activities	(65)	(835)	(7,920)	(21,425)	6,790
Net cash provided by (used in) financing activities	741	20,178	30,402	30,457	(129)

Net increase (decrease) in cash and cash equivalents	$251	$11,242	$2,977	$(4,212)	$(7,504)

During 2006, 2007 and 2008, and the nine months ended September 30, 2009, our operating activities used cash of $425,000, $8.1 million, $19.5 million and $14.2 million, respectively. The use of cash in all periods primarily resulted from our net losses and changes in our working capital accounts. The increase in cash used in operations in all periods was due primarily to an increase in research and development activities related to torezolid phosphate.

During 2006, 2007 and 2008, our investing activities used cash of $65,000, $835,000 and $7.9 million, respectively. The net cash used in 2006, 2007 and 2008 was attributable primarily to the purchases in excess of the sales of short-term investments along with purchases of capital equipment. For the nine months ended September 30, 2009, our investing activities provided cash of $6.8 million primarily attributable to the maturity of our short-term investments.

During 2006, 2007 and 2008, our financing activities provided net cash of $741,000, $20.2 million, $30.4 million, respectively, and during the nine months ended September 30, 2009, these activities used cash of $129,000. The net cash provided by financing activities in 2006 was primarily a result of the sale and issuance of 1,454,545 shares of Series A-1 convertible preferred stock in March through July of 2006 for net proceeds of $729,000. The cash provided by financing activities in 2007 was primarily a result of the sale and issuance of 36,363,641 shares of Series A-2 redeemable convertible preferred stock in February 2007 and November 2007 for net proceeds of $19.9 million. The cash provided by financing activities in 2008 was primarily a result of the sale and issuance of 30,500,000 shares of Series B redeemable convertible preferred stock for net proceeds of $30.4 million.

Operating Capital Requirements

We anticipate we will continue to incur net losses for the next several years as we incur expenses for our clinical and nonclinical studies for torezolid phosphate, complete preclinical studies and initiate clinical development of our GyrB/ParE program, build commercial capabilities and expand our corporate infrastructure. We may not be able to complete the development and initiate commercialization of these programs if, among other things, our preclinical research and clinical trials are not successful, the Food and Drug Administration, or FDA, does not approve torezolid phosphate or any other product candidates arising out of our current preclinical program when we expect, or at all, or NIAID discontinues its funding under our contract. In November 2009, we sold $19.2 million in aggregate principal amount of secured convertible promissory notes, or the 2009 notes, in a private placement to certain of our existing investors and other parties with whom we have substantive, preexisting relationships. The 2009 notes are secured by a first priority security interest in all of our assets. The 2009 notes accrue interest at a rate of 8% per annum and have a maturity date of the earliest of (1) January 31,

2011 or (2) the date we sell all or substantially all of our assets or we are acquired. The principal amount of and accrued interest on our 2009 notes are automatically convertible into our common stock upon completion of this offering at a 12.5% discount to the initial public offering price.

We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations through at least the first half of 2011. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If we are unable to raise sufficient additional capital we may need to substantially curtail our planned operations. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in “Risk Factors.”

The net proceeds from this offering alone will not be sufficient to fund our operations through the successful development and commercialization of torezolid phosphate or any other products we develop. As a result, we will need to raise additional capital following this offering to fund our operations and continue to conduct clinical trials to support potential regulatory approval of torezolid phosphate and any other product candidates. To raise additional capital, we may seek to sell additional equity or debt securities or incur indebtedness. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may also seek funding through collaborations or other similar arrangements with third parties.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	The progress of our clinical trials of torezolid phosphate, including expenses to support the trials;

•	The costs and timing of regulatory approvals;

•	Our progress in advancing our GyrB/ParE dual target program through preclinical development into clinical trials;

•	The costs and timing of clinical and commercial manufacturing supply arrangements for our product candidates;

•	The costs of establishing sales or distribution capabilities;

•	The success of the commercialization of our products;

•	Our ability to maintain existing, and be awarded new, government research contracts;

•	Our ability to establish and maintain strategic collaborations, including licensing and other arrangements; and

•	The costs involved in enforcing or defending patent claims or other intellectual property rights.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of payment due by period September 30, 2009:

	Payment by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Equipment capital leases	$261	$187	$74	$—	$—
Operating leases	419	384	35	—	—

Total	$680	$571	$109	$—	$—

Under our license agreement with Dong-A, after the payment of a $2.5 million milestone payment to Dong-A in November 2009, we may be required to make up to an aggregate of $13.0 million in additional payments to Dong-A upon the achievement of specified development and regulatory approval milestones. We are unable at this time to estimate with certainty the amount or timing of future costs we will incur under this agreement.

Recent Accounting Pronouncements

In June 2009, new guidance was issued which establishes the Financial Accounting Standards Board’s Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of the new guidance, we have removed all references to generally accepted accounting principles in our financial statements. The adoption of the new guidance had no impact on our financial position or results of operations.

In November 2007, new accounting guidance was issued, which was effective for us as of January 1, 2009, that requires disclosure of the nature and purpose of our significant collaborative arrangements in the annual financial statements, including our rights and obligations under any arrangement, the amount and income statement classification of significant financial expenditures and commitments, and a description of accounting policies for the arrangement. We were required to apply the new guidance as a change in accounting principle through retrospective application to all prior periods for all applicable collaborative arrangements existing as of the effective date. There was no impact to our results of operations or financial position upon adoption of this standard.

Effective with our September 30, 2009 financial statements, we implemented the new accounting standard on subsequent events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of the new standard did not impact our financial position or results of operations. Management evaluated all events or transactions that occurred after September 30, 2009 up through November 6, 2009, which represents the filing date of the registration statement of which this prospectus is a part with the Securities and Exchange Commission to ensure that this prospectus includes appropriate disclosure of events both recognized in the financial statements as of September 30, 2009, and events which occurred subsequent to September 30, 2009 but were not recognized in the financial statements.

In October 2009, new accounting guidance was issued to require companies to allocate revenues in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. The new accounting guidance is effective beginning January 1, 2011. Earlier application is permitted. We are currently evaluating both the timing and the impact of the pending adoption of the new accounting guidance on our financial statements.

Qualitative and Quantitative Disclosures About Market Risk

Our cash and cash equivalents as of September 30, 2009 consisted primarily of cash and money market funds. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of United States interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation. We do not have any foreign currency or other derivative financial instruments.

BUSINESS

Trius Therapeutics is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious, life-threatening infections. We are preparing to initiate Phase 3 clinical trials for torezolid phosphate, an IV and orally administered second generation oxazolidinone, for the treatment of serious gram-positive bacterial infections, including those caused by methicillin-resistant Staphylococcus aureus, or MRSA. There is currently only one approved oxazolidinone, linezolid (marketed by Pfizer as Zyvox), which is currently the leading branded antibiotic for serious gram-positive infections with reported worldwide sales of $1.1 billion in 2008. We believe that torezolid phosphate shares the positive attributes of linezolid, including availability in both IV and oral dosage forms, but offers a number of important potential advantages, including greater potency, once daily dosing, a shorter course of therapy, in vivo bactericidal (i.e., bacterial killing) activity, lower frequency of resistance, activity against linezolid-resistant bacterial strains and an improved tolerability and safety profile. We believe that these potential advantages over linezolid may result in lower cost of care for patients with serious gram-positive infections by providing for a more rapid and effective cure and an improved safety profile with greater patient compliance, resulting in earlier discharge from the hospital and lower incidence of resistance.

In June 2009, we announced positive results from our Phase 2 clinical trial of three oral doses (200, 300 and 400 mg) of torezolid phosphate administered for five to seven days in patients with complicated skin and skin structure infections, or cSSSI. In the clinically evaluable patients, the cure rate was 96% overall and 98% for the 200 mg dose, which we have selected for our Phase 3 clinical program. The majority of patients in this trial were diagnosed with MRSA infections, of which 100% receiving the 200 mg dose were cured. In addition to our Phase 2 clinical trial, we have completed four Phase 1 clinical trials of the oral dosage form of torezolid phosphate and are currently conducting a Phase 1 clinical trial of the IV dosage form of torezolid phosphate. The results of our completed clinical trials to date demonstrated that the 200 mg dose of torezolid phosphate was highly effective against gram-positive pathogens including MRSA, could be dosed once daily for a course of therapy that is half the number of days of the labeled dosing regimen of linezolid for cSSSI and had a favorable safety and tolerability profile compared to linezolid, as demonstrated by dosing of up to 21 days.

Initially, we are developing torezolid phosphate for acute bacterial skin and skin structure infections, or ABSSI (a new classification for cSSSI), which represents the largest commercial opportunity for antibiotics that treat gram-positive infections. Based upon the guidance we have received from the United States Food and Drug Administration, or FDA, including during our end of Phase 2 meeting, we plan to conduct two Phase 3 clinical trials for the treatment of ABSSI, comparing torezolid phosphate to linezolid. In our first Phase 3 clinical trial, we plan to test the oral dosage form of torezolid phosphate. In our second Phase 3 clinical trial, we plan to initiate patients on IV therapy and transition them to oral therapy. We expect to commence our Phase 3 clinical program in the first half of 2010 and to report top-line data from our first Phase 3 clinical trial in 2011. Subsequently, we plan to develop torezolid phosphate for the treatment of other important indications involving infections of the lung, blood and bone, such as severe community-acquired bacterial pneumonia, or CABP, hospital-acquired pneumonia, or HAP, ventilator-acquired pneumonia, or VAP, bacteremia and osteomyelitis. The potential use of torezolid phosphate to treat these follow-on indications is supported by an extensive, published body of nonclinical data from predictive animal studies. If we obtain regulatory approval, we plan to commercialize torezolid phosphate through our own hospital directed sales force in the United States and/or in collaboration with third parties, and to out-license torezolid phosphate to, or collaborate with, third parties in other countries as we deem appropriate.

We have developed a proprietary discovery platform, called focused antisense screening technology, or FAST, which uses antisense technology to validate suitable bacterial drug targets. We have also developed state-of-the-art capabilities in structure based drug design, or SBDD. These proprietary capabilities enable us to rapidly identify optimal bacterial targets and subsequently design highly potent and selective small molecule inhibitors which we believe will enable us to develop new differentiated antibiotics. We have used these capabilities as the basis for our current preclinical program, which is directed against the enzyme targets GyrB and ParE to treat infections caused by gram-negative bacteria. In September 2008, we were awarded up to $27.7 million to support this program through a procurement contract of up to five years with the National Institute of Allergy and Infectious Diseases, or NIAID, a part of the National Institutes of Health.

The following table summarizes our development program for torezolid phosphate and the status of our preclinical program.

Our Strategy

Our strategy is to discover and develop a pipeline of antibiotics focused on the treatment of serious, life-threatening infections, consisting of torezolid phosphate and additional compounds discovered internally using our proprietary discovery platform.

With respect to torezolid phosphate, our strategy is to:

•	Conduct two Phase 3 clinical trials for the treatment of ABSSI;

•	Pursue clinical development for the treatment of other indications;

•	Obtain regulatory approval for the treatment of ABSSI initially in the United States and subsequently in the European Union, or EU;

•	Build a hospital-directed sales force and/or collaborate with third parties for commercialization in the United States; and

•	Out-license rights to, or collaborate with, third parties for commercialization outside of the United States.

With respect to our preclinical program and proprietary discovery platform, our strategy is to:

•	Advance our novel gram-negative and broad spectrum antibiotic program into clinical development;

•	Actively pursue additional government contract revenues to support the discovery and development of additional compounds; and

•	Continue to use our proprietary discovery platform to discover additional antibiotics that we may develop internally or with third parties.

To execute on our strategy, we have built a strong management team with significant development and regulatory experience. Our senior management team collectively has over 90 years of experience in the development and approval of antibiotics. These individuals have been involved in the development of many important anti-infectives, including Biaxin, Cancidas, Cubicin, Doribax, Enfumafungin, Invanz, Primaxin, Synercid and Zagam.

Background on the Antibiotic Market

Bacterial infections are caused by pathogens present in the environment that enter the body and overwhelm the body’s immune system. These bacteria establish themselves in various tissues and organs throughout the body and cause a number of serious and, in some cases, lethal infections, including infections of the skin, lung, blood, bone, heart and urinary tract.

Bacteria are differentiated into two broad categories based on the structure of the bacterial envelope. Gram-positive bacteria possess a single membrane and a thick cell wall, whereas gram-negative bacteria possess two membranes with a thin cell wall, while some bacteria, such as Chlamydia have a modified cell wall and are referred to as “atypical.” The most clinically relevant gram-positive bacteria include Staphylococci, Streptococci and Enterococci. Common infections that are caused by gram-positive bacteria and result in hospitalization include infections of the skin, lung, blood and bone.

Antibacterial agents, also referred to as antibiotics, work by inhibiting a function essential to a bacterium’s growth or survival, usually by binding to and thereby inhibiting one, or occasionally more than one, specific “target” in a bacterial cell. Antibiotics are classified by both the type of bacteria against which they are effective, such as gram-positive or gram-negative bacteria, as well as their basic molecular structure, which is known as their antibiotic “class.” Antibiotics are typically differentiated based on several characteristics, the most important of which are:

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Potency. The potency of an antibiotic is generally expressed as the minimum inhibitory concentration, or MIC, measured in micrograms per milliliter, needed to arrest bacterial growth in vitro, which means that it occurs outside of a living organism under laboratory conditions. Potency against a panel of bacterial strains is expressed as MIC90, which refers to the concentration needed to inhibit the growth of 90% of a panel of bacterial strains isolated from patients. A lower MIC90 indicates greater potency against a particular bacterium.

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Dosing Schedule and Duration. The number of times per day that an antibiotic is administered is referred to as its dosing schedule. This can be once daily, twice daily or more frequent. Once daily dosing and shorter duration of therapy have been demonstrated to correlate with higher patient compliance.

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Cidality. Antibiotics are classified by whether their inhibitory effect results in growth arrest, referred to as bacteriostatic, or the killing of the bacterial pathogen, referred to as bactericidal. Such activity is observed either in vitro, or in vivo, which means that it occurs within a living organism. In general, clinicians prefer to treat severe infections with antibiotics that have bactericidal activity.

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Spectrum of Coverage. Antibiotics that are active against both gram-positive and gram-negative bacteria are referred to as broad spectrum. Those that are active only against gram-positive or gram-negative bacteria are referred to as focused spectrum. Antibiotics that are active against a select subset of gram-positive or gram-negative bacteria are referred to as narrow spectrum. In general, once a pathogen has been identified, clinicians prefer focused spectrum antibiotics to limit the development of resistance.

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Route of Administration. Antibiotics are usually administered intravenously or orally. Most antibiotics for serious infections are available only as IV dosage forms and are typically administered by a healthcare professional.

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Resistance. Antibiotic use selects for bacterial strains that have evolved resistance mutations that result in decreased efficacy of the antibiotic. The frequency at which a resistance mutation appears, an indicator of the likelihood that resistance will develop, can be experimentally determined.

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Safety and Tolerability. The safety of an antibiotic is assessed based on its impact on blood parameters, kidney or liver enzymes, changes in cardiovascular or other physiological signals and effects on other vital organ and tissue functions typically expressed by abnormal clinical laboratory tests or parameters. The tolerability of an antibiotic is characterized by the type and number of adverse events, or AEs. Examples of AEs include nausea, vomiting, headache, dizziness or other expressions of discomfort.

Generally, new antibiotics have offered improvements in one or more of the above characteristics over older members of the same class. In addition, new classes of antibiotics have been discovered that provide advantages over other, older classes. Over the last 40 years there have been only two new classes of antibiotics introduced to treat infections caused by gram-positive bacteria, including MRSA. These new classes offered greater potency against MRSA and an improved safety profile over older alternatives. However, there is still a significant need for new antibiotics with improved potency, convenience, resistance and safety profiles, particularly those that also target MRSA infections.

The Need for New Antibiotics for Drug-Resistant Gram-Positive Pathogens

There is a significant need for new antibiotics to treat serious gram-positive infections, due primarily to the growing incidence of drug resistance to currently marketed antibiotics. By far the most prevalent resistant gram-positive bacterial pathogen in the hospital and community today is MRSA. The market for antibiotics labeled for MRSA is growing rapidly. The total United States sales of the four antibiotics labeled for MRSA grew from $778 million in 2005 to $1.4 billion in 2008, representing a compound annual growth rate of 22%. We believe that this market will continue to grow rapidly due to several factors:

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Increasing obsolescence of vancomycin. The most widely prescribed antibiotic for treating gram-positive infections is vancomycin, an IV only therapy, which accounted for the vast majority of in-hospital days of therapy in the United States for gram-positive infections in 2008. It is administered twice daily as an IV infusion and for many years had been reserved for use only after treatment with other antibiotics has failed. However, the emergence of MRSA has led to an increase in use of vancomycin as the initial treatment assuming the presence of MRSA before it has been confirmed. This increasing usage, in turn, has contributed to the emergence of vancomycin-resistant bacteria such as vancomycin-resistant Enterococcus, or VRE, and vancomycin-intermediate Staphylococcus aureus, or VISA. The latter strain is of particular concern given the high rate of MRSA infections in the hospital and community. Based on the rapid rise of MRSA with reduced susceptibility to vancomycin, we believe that vancomycin may soon be rendered obsolete as a treatment for MRSA and that new, more effective antibiotics, are increasingly replacing vancomycin as the standard treatment for MRSA infections.

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Demand for focused spectrum agents. The use of broad spectrum antibiotics, such as cephalosporins and quinolones, which have both gram-positive and gram-negative activity, has led to a dramatic increase in the prevalence of infectious diarrhea caused by highly virulent strains of Clostridium difficile. Further, the use of these agents is leading to increased prevalence of MRSA strains that are cross-resistant to these agents. Consequently, there is a significant and growing need for focused spectrum drugs with potent activity against MRSA.

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Demand for orally available antibiotics. The majority of recently introduced antibiotics designed to treat MRSA are available only in IV dosage form and must be administered by a healthcare professional.

With the increased pressure to reduce the costs of healthcare, there is a significant need for antibiotics that are available in both IV and oral dosage forms so that patients can be transitioned to oral therapy and, therefore, discharged earlier from the hospital or treated on an outpatient basis.

Despite the significant need for new antibiotics with the above attributes, over the last 40 years, only two new classes of focused spectrum antibiotics have been marketed for the treatment of infections caused by gram-positive bacteria: the oxazolidinones, introduced to the market in 2000, and the lipopeptides, introduced to the market in 2003. To date, only one antibiotic has been approved in each of these new classes: Zyvox (linezolid), an oxazolidinone; and Cubicin (daptomycin), a lipopeptide. Sales of these two antibiotics accounted for 77% of the 2008 revenues for antibiotics labeled for MRSA in the United States. We believe that both Zyvox and Cubicin have been commercially successful because of their activity against drug-resistant gram-positive bacteria, particularly MRSA, although resistance to these antibiotics has been increasing. Zyvox and Cubicin are the most successful of the focused spectrum antibiotics that are used as branded alternatives to vancomycin for the treatment of infections due to resistant gram-positive bacteria.

Cubicin is a lipopeptide antibiotic that can be dosed once daily by IV infusion. It is labeled for the treatment of cSSSI, bacteremia and right sided endocarditis involving gram-positive bacteria. However, Cubicin is ineffective in treating lung infections. In 2008, Cubicin generated revenues of $422 million for Cubist Pharmaceuticals, Inc.

Zyvox is the only IV and oral antibiotic labeled for the treatment of gram-positive infections, including those caused by MRSA, and remains the market leading antibiotic for serious gram-positive infections based on worldwide sales of $1.1 billion in 2008. We believe Zyvox’s sales advantage over Cubicin stems from its availability in both IV and oral dosage forms and activity against lung infections. Zyvox is labeled for the treatment of cSSSI and uncomplicated skin and skin structure infections, or uSSSI, CABP involving Streptococcus pneumoniae, HAP, VAP and VRE.

While Zyvox has been commercially successful, it has several key limitations, including the following:

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Low Potency and Variable Drug Exposure. The MIC90 of Zyvox against MRSA is four micrograms per milliliter. In order to maintain blood concentrations at or above this level, Zyvox is dosed twice per day at 600 mg per dose. Clinicians generally prefer lower concentrations of a drug in the body to minimize exposure and the risk of toxicity. In addition, variability in the metabolism of Zyvox leads to a high degree of patient-to-patient variability in concentrations of Zyvox in blood. This can lead to higher drug exposure in some patients and the potential for side effects, such as a decrease in blood cell production, or myelosuppression, particularly in those patients dosed for longer than 10 to 14 days. Patients dosed longer than 14 days on Zyvox typically require regular blood monitoring. At the same time, patients that metabolize Zyvox at higher rates may not achieve adequate drug concentrations for efficacy.

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Dosing Regimen. The dose and regimen for Zyvox is 600 mg twice daily for 10 to 14 days for the treatment of cSSSI. Multiple studies have shown that longer antibiotic regimens can lead to low patient compliance.

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Not Bactericidal. As a bacteriostatic antibiotic, Zyvox stops the growth of, but, in general, does not directly kill, bacterial pathogens in vivo. This may limit its utility in severe infections where clinicians have a preference for bactericidal drugs. Antibiotics with bactericidal activity have been demonstrated to act more quickly and are, therefore, preferred by clinicians for use in treating severe infections. Bactericidal activity has also been demonstrated to slow the rate at which resistance develops.

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Emerging Resistance. Recent outbreaks of chloramphenicol-florfenicol-resistant, or cfr, strains which are resistant to Zyvox and other antibiotics have been reported in United States, South American and European hospitals . These cfr strains contain mobile units of DNA called plasmids and transposons that can convey genes that encode resistance to Zyvox, clindamycin, pleuromutilins and other broadly used antibiotics between different strains of bacteria. Because these cfr strains can emerge in response to the use of Zyvox as well as other classes of widely used generic antibiotics, there is potential that Zyvox resistance may increase rapidly in the coming years.

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Drug-Drug Interactions. Zyvox is contraindicated with tyramine containing foods (e.g. wine and cheese) and drugs that interact with monoamine oxidase-A enzymes such as selective serotonin re-uptake inhibitors, or SSRIs (e.g. antidepressants such as Celexa and Zoloft) and vasoconstrictors (e.g. decongestants such as Sudafed and Claritin-D) because of the potential for increased blood pressure and heart rate.

Because of the commercial success of Zyvox and the potential for an improved oxazolidinone, a number of companies, including Pfizer Inc., Merck & Co. Inc., Johnson & Johnson, AstraZeneca PLC, Kyorin Pharmaceutical Co. Ltd., Ranbaxy Laboratories Ltd. and Rib-X Pharmaceuticals Inc., have attempted to develop a new oxazolidinone antibiotic. To our knowledge, only we have reported Phase 2 data of a new oxazolidinone for the treatment of severe infections such as cSSSI.

Therefore, we believe there is a significant opportunity for new antibiotics available in both IV and oral dosage forms that offer potency, convenience and safety advantages over existing therapies for the treatment of gram-positive infections.

Torezolid Phosphate, a Second Generation Oxazolidinone

Torezolid phosphate is the most advanced second generation oxazolidinone in clinical development for the treatment of serious gram-positive infections, including those caused by MRSA. Torezolid phosphate is a novel prodrug antibiotic that is cleaved in the blood stream to the active compound, torezolid. We have filed provisional and non-provisional patent applications in the United States and other territories worldwide, which, if issued, may provide composition of matter patent protection for torezolid phosphate that would expire between 2024 and 2030, absent any extension.

As a second generation oxazolidinone, torezolid phosphate shares the positive attributes of linezolid, including the availability of IV and oral dosage forms, highly efficient oral absorption and tissue penetration and distribution, and activity against MRSA. However, based on clinical and nonclinical data, we believe that torezolid phosphate has significant potential advantages over linezolid, including the following:

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Greater Potency. In vitro tests on over 4,000 recent bacterial strains isolated from patients show that the potency of torezolid is four to eight times greater than linezolid against linezolid-susceptible strains and up to 16 times greater than linezolid against linezolid-resistant strains. Torezolid has maintained this potency advantage in all animal models of infection tested to date, including models of skin and lung infections as well as sepsis and endocarditis. The greater potency of torezolid should enable a shorter course of treatment as compared to linezolid. We believe that this enhanced potency may result in improved clinical outcomes and significant savings for hospitals and payor organizations, faster eradication of the pathogen and treatment of the infection and earlier discharge from the hospital.

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More Convenient, Once Daily and Shorter Dosing Regimen. Torezolid phosphate can be administered once daily for five to seven days for the treatment of cSSSI as compared to twice daily for 10 to 14 days for linezolid. We believe this shorter and once daily dosing regimen will contribute to improved patient compliance and potentially decrease the risk of drug induced adverse events and limit the emergence of resistance.

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Bactericidal Activity In Vivo. Torezolid, unlike linezolid, concentrates to a high extent inside certain white blood cells, which engulf pathogenic bacteria and concentrate at the site of infection. This feature of torezolid contributes to its in vivo bactericidal activity, or killing of pathogenic bacteria in the body, which is thought to yield a higher degree of efficacy and faster eradication of the pathogenic bacteria than is achieved with bacteriostatic antibiotics.

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Activity Against Key Gram-Positive Drug-Resistant Strains and Select Gram-Negative and Atypical Bacteria. Torezolid is active against all clinically relevant gram-positive bacteria tested to date, including organisms resistant to linezolid and other antibiotics. Unlike linezolid, torezolid is also active against strains of the gram-negative bacterium Legionella and the atypical bacterium Chlamydia, and thus may have utility in treating lower respiratory tract infections involving these bacteria.

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Low Intrinsic Frequency of Resistance. The frequency at which MRSA evolved resistance to torezolid was 16 times lower than the frequency at which it evolves resistance against linezolid. We believe that this low intrinsic frequency of resistance indicates that torezolid may generate fewer resistant strains of bacteria compared to linezolid. We believe this low frequency of resistance may allow for wider use of torezolid phosphate and limit the emergence of resistance, especially in community applications where the rapid spread of bacterial resistance is of significant concern. This should also result in the slower emergence of bacterial pathogens that are resistant to torezolid.

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Favorable and Predictable Pharmacokinetics. Studies have shown little patient-to-patient variability in the concentration of torezolid in blood, as compared to linezolid, which generally means that drug exposure is more predictable. As a result, we expect that torezolid may have more predictable drug exposure which may lead to a uniform efficacy and safety profile across different patients when compared to linezolid.

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Fewer Drug-Drug Interactions. Unlike linezolid, torezolid phosphate has not been shown to induce higher blood pressure and faster heart rate in the presence of tyramine, contained in certain foods, or drugs, such as SSRIs and vasoconstrictors.

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Improved Safety Profile for Long Term Dosing. The results of our comparative 21-day Phase 1 clinical trial showed that a 200 mg daily dose of torezolid phosphate had less impact on hematological parameters indicative of myelosuppression than the labeled dose of Zyvox (600 mg twice daily). Based upon the results of this clinical trial, we believe that torezolid phosphate may offer a safer alternative to linezolid for infections requiring longer term dosing such as bacteremia and osteomyelitis.

As a result of these advantages, we believe that torezolid phosphate may provide physicians with a more potent, more convenient and safe antibiotic for the treatment of serious gram-positive infections than linezolid and other currently available alternatives. Further, we believe that use of torezolid phosphate will result in earlier discharge from the hospital, lower incidence of resistance and a reduced need to switch to alternative antibiotics. All of these factors may contribute to reduced costs for treating serious gram-positive infections.

Overview of our Torezolid Phosphate Clinical Program

We have completed Phase 1 and Phase 2 clinical trials of the oral dosage form of torezolid phosphate and have initiated a Phase 1 clinical trial for the IV dosage form of torezolid phosphate. We intend to conduct two Phase 3 clinical trials for the treatment of ABSSI. In our first Phase 3 clinical trial, we plan to test the oral dosage form of torezolid phosphate. In our second Phase 3 clinical trial, we plan to initiate patients on IV therapy and transition them to oral therapy.

To date, in our Phase 1 and Phase 2 clinical trials, 278 healthy volunteers and patients have received the oral dosage form of torezolid phosphate at doses between 200 and 1200 mg per day for up to 21 days. Upon completion of our Phase 1 clinical trial of the IV dosage form, an additional 64 healthy volunteers will have received the IV dosage form of torezolid phosphate at doses between 50 and 400 mg per day for up to seven days.

Our Single and Multiple Ascending Dose Phase 1 Clinical Trial of the Oral Dosage Form of Torezolid Phosphate

The objective of the single ascending dose, or SAD, portion of the Phase 1 clinical trial was to evaluate the safety and pharmacokinetics, or PK, of the oral dosage form of torezolid phosphate in single doses between 200 and 1200 mg in healthy volunteers. Torezolid phosphate was well tolerated in single doses up to the maximum 1200 mg tested. The results of the PK analysis showed a linear relationship between serum concentrations and dose and that all doses supported once daily administration of torezolid phosphate.

The objective of the multiple ascending dose, or MAD, portion of the clinical trial was to compare the safety, tolerability and PK of torezolid and linezolid administered for 21 consecutive days in healthy volunteers. Torezolid phosphate was dosed at 200, 300 and 400 mg. Linezolid was dosed at its labeled dosage of 600 mg twice a day. All three doses of torezolid phosphate, up to the maximum of the 400 mg dose tested, were generally well-tolerated. Importantly, in the MAD portion of the Phase 1 clinical trial we found that torezolid phosphate, unlike linezolid, does not accumulate in the blood with consecutive daily dosing. In addition, torezolid exhibited low patient-to-patient variability in the concentration of torezolid in blood. In contrast, linezolid exhibited a greater degree of patient-to-patient variability in drug exposure, with higher drug exposure correlating with evidence of myelosuppression, the major toxicity associated with linezolid. These findings are consistent with the previously documented PK variability of linezolid and subsequent association with changes of the blood parameters that would indicate the onset of myelosuppression in individuals with higher exposure.

The results of both the SAD and MAD portions of our Phase 1 clinical trial demonstrate that torezolid phosphate may have a safety, tolerability and PK advantage over linezolid. In addition, all three dose levels of torezolid phosphate resulted in sufficient drug concentrations in the blood and tissues to support once daily dosing. This was consistent with the blood half-life of the 200 mg dose of torezolid, which was approximately 11 hours.

Our Phase 2 Clinical Trial of the Oral Dosage Form of Torezolid Phosphate

This multicenter, randomized, double-blind, noncomparative Phase 2 clinical trial evaluated the clinical and microbiological response, safety and PK of torezolid phosphate in 188 adult patients diagnosed with severe cSSSI at eight sites in the United States.

We used strict inclusion criteria to ensure that only patients with severe cSSSI were enrolled in our Phase 2 clinical trial. These criteria included the presence of a major abscess, surgical or post-traumatic wounds or deep cellulitis, and one systemic sign of infection unless the lesion was greater than or equal to five centimeters in diameter.

Patients were randomized to receive torezolid phosphate at 200, 300 or 400 mg once daily for up to five to seven days. The primary endpoint of this clinical trial was the clinical cure rate in the clinically evaluable, or CE, data set, which comprised patients that received the full course of treatment and fulfilled key inclusion/exclusion criteria, and the intent to treat, or ITT, data set, which comprised all patients who took at least one dose of torezolid phosphate. Key secondary endpoints were the clinical cure rate in the microbiologically evaluable, or ME, data set, the clinical relapse rates in the CE data set and the microbiological response rates in the ME data set. ME patients were those CE patients from which a positive bacterial culture was obtained at baseline. Safety was analyzed in the ITT population.

The clinical cure rates for the CE, ME and ITT groups were consistently high across all dose groups, with the cure rate at 200 mg similar to the cure rates at the 300 mg and 400 mg doses. The following table shows group cure rates by dose.

* “n” means the number of patients

The severity of infection did not affect the clinical cure rate whether measured by type of syndrome, presence of systemic sign of infection or diameter of lesion. The following table shows the breakdown of clinical cure rate by clinical syndrome, systemic sign of infection and lesion size.

Collectively, these data indicate that torezolid phosphate is active against severe forms of cSSSI infection.

In the ME data set, clinical cure rates for patients with MRSA or methicillin-susceptible Staphylococcus aureus, or MSSA, were also consistently high, as shown below. The following table shows the specific percentages of clinical cure and failure rates by dose group.

None of the patients in our Phase 2 clinical trial experienced a clinical relapse.

To determine the potency of torezolid against MRSA relative to linezolid, we evaluated the in vitro MIC90 of both torezolid and linezolid when tested against bacterial strains isolated from patients. The MIC90 of torezolid against MRSA isolates from our Phase 2 clinical trial patients was 0.25 micrograms per milliliter. The MIC90 of linezolid against these same isolates was 2 micrograms per milliliter. These results support an eight times greater potency of torezolid over linezolid.

Overall, the oral dosage form of torezolid phosphate appeared to be safe and well-tolerated at all doses evaluated in our Phase 2 clinical trial. Approximately 97% of the drug related AEs were rated “mild to moderate” and no patients discontinued the clinical trial due to an AE. The most common AEs included nausea, diarrhea, vomiting and headache. There was no clear dose dependency in the incidence of these AEs. The one serious AE reported by a clinical investigator as possibly drug related was a patient that was hospitalized for cholecystitis two days after receiving a seven day course of treatment with torezolid phosphate. After a cholcystectomy revealed gall stones, the clinical investigator concluded that the serious AE was not related to torezolid phosphate. Median platelet and red blood cell counts remained relatively stable and within the normal range during treatment. There were also no significant alterations in measurements of cardiovascular, renal or hepatic safety laboratory values.

Our Planned Phase 3 Clinical Trial for Torezolid Phosphate

We plan to advance torezolid phosphate into Phase 3 clinical trials for the treatment of ABSSI. Based on guidance we have received to date from the FDA, including during our end of Phase 2 meeting in October 2009, we plan to conduct two Phase 3 clinical trials to evaluate the 200 mg dose of torezolid phosphate for the treatment of ABSSI. The first Phase 3 clinical trial will evaluate the efficacy, safety and tolerability of the oral dosage form of torezolid phosphate in adolescent and adult patients in comparison to linezolid. We expect to commence this Phase 3 clinical trial in the first half of 2010. We intend to conduct a second Phase 3 clinical trial in which patients will be initiated with IV therapy and subsequently transitioned to oral therapy.

Each Phase 3 clinical trial will be a randomized, double-blind, multicenter clinical trial that will test a 200 mg dose of torezolid phosphate administered once daily for six days versus a 600 mg dose of linezolid twice daily for 10 days. The six days of treatment is approximately the average number of days of treatment with torezolid phosphate in our Phase 2 clinical trial. In each clinical trial, we plan to enroll approximately 660 patients across approximately 75 to 100 sites in North America, Latin America, Europe and other territories. The first clinical trial will largely be conducted in out-patient clinical settings and therefore will likely enroll patients with demographics which are generally similar to those of patients enrolled in our Phase 2 clinical trial. The second Phase 3 clinical trial will enroll largely hospitalized patients.

The primary endpoint in each Phase 3 clinical trial will be the clinical cure rate in the CE and MITT patient populations. Patients will be categorized as a clinical cure, clinical failure or indeterminate. These Phase 3 clinical trials are being designed as non-inferiority trials, which means that the primary objective will be to determine whether the 200 mg dose of torezolid phosphate dosed once daily for six days is not inferior to the 600 mg dose of linezolid dosed once daily for 10 days within a 10% noninferiority margin. The secondary endpoints will include: the clinical cure rate in the ME population; the per pathogen clinical cure rate in the ME population and the per pathogen microbiological response rates in the ME population.

We plan to submit our torezolid phosphate Phase 3 clinical program under the FDA’s Special Protocol Assessment, or SPA, procedure. The SPA process creates a written agreement between the FDA and a sponsor concerning the clinical trial design, clinical endpoints and other clinical trial issues that can be used to support regulatory approval of a drug candidate. The process is intended to provide assurance that if the agreed upon clinical trial protocols are followed, the clinical trial endpoints are achieved and there is a favorable risk-benefit profile, the data may serve as the primary basis of an efficacy claim in support of a New Drug Application, or NDA.

In parallel with our Phase 3 clinical trials, we plan to conduct a number of clinical safety and special population clinical trials which the FDA has indicated will be necessary for registration. Planned clinical pharmacology studies include the following Phase 1 studies: 28-day PK and safety; absorption, distribution, metabolism and excretion, or ADME; PK in pediatric and elderly patients; hepatic impairment; renal impairment; cardiovascular (TQTc); and vasoconstrictors and SSRI drug interaction and tyramine pressor studies.

Our Nonclinical Studies of Torezolid Phosphate

Both torezolid phosphate and torezolid have been tested extensively in vitro and in vivo in nonclinical primary and safety pharmacology, toxicology and efficacy studies.

In vitro and in vivo studies demonstrated that the prodrug, torezolid phosphate, rapidly converts to torezolid in blood and serum. Torezolid inhibits protein synthesis in bacteria and is active against all clinically relevant gram-positive bacteria. Overall results from multiple susceptibility testing studies against a variety of gram-positive aerobic and anaerobic bacteria demonstrate that torezolid is four to eight times more potent than linezolid against linezolid-susceptible strains and up to 16 times more potent against linezolid-resistant strains. The following table shows the in vitro activity of torezolid, linezolid and vancomycin against clinically relevant gram-positive bacteria.

Strains (Number of strains utilized for torezolid, linezolid and vancomycin, respectively)	MIC90 Values (µg/mL)
	Torezolid	Linezolid	Vancomycin
Staphylococcus aureus
MRSA (381,381,252)	0.5	4	1
MSSA (275,275,170)	0.5	4	1
CA-MRSA (100,100,100)	0.5	4	4
Staphylococcus epidermidis
MSSE (48,48,48)	0.5	2	2
MRSE (72,72,72)	0.5	2	2
Enterococcus faecalis
VSE (172,172,118)	1	2	2
VRE (106,106,61)	0.5	2	>32
Enterococcus faecium
VSE (135,135,83)	1	2	1
VRE (132,132,80)	0.5	2	>32
Streptococcus pneumoniae
PenS, I, R(273,273,108)	0.25	2	0.5
Streptococcus pyogenes
(218,218,102)	0.5	2	0.5
Streptococcus agalactiae
(168,168,52)	0.5	2	1

Abbreviations: MRSE = methicillin-resistant S. epidermidis; MS = methicillin-susceptible; MSSA = methicillin-susceptible S. aureus; MSSE = methicillin-susceptible S. epidermidis; PenI = penicillin-intermediate; PenR = penicillin-resistant; PenS = penicillin-susceptible; VSE = vancomycin-susceptible Enterococcus.

In nonclinical studies, torezolid phosphate has demonstrated efficacy in multiple animal models and was consistently more potent than linezolid, whether dosed by the oral or IV form. In a rigorous pharmacokinetic / pharmacodynamic, or PK/PD, mouse thigh infection model, torezolid phosphate demonstrated in vivo bactericidal activity similar to that of daptomycin, while linezolid showed bacteriostatic activity. In this model, the in vivo decrease in numbers of viable bacteria of S. aureus in mice dosed with torezolid phosphate was five log10 while the number of viable bacteria in mice dosed with linezolid dropped less than three log10. In general, greater than three log10 decrease in viable bacteria in such experiments is correlated with bactericidal activity. Moreover, unlike linezolid, torezolid was bactericidal in vivo against both MSSA and CA-MRSA.

The following table further demonstrates the greater in vivo potency of torezolid phosphate, as compared to linezolid, against clinically important gram-positive infections in systemic models of infection in mice.

Strains (Number of separate experiments performed)	Dosage Form	ED50 Ranges (mg/kg)
		Torezolid Phosphate	Linezolid
S. aureus including MRSA(5)	IV	1.5 - 4.3	7.7 - 29.1
	Oral	3.2 - 7.6	9.6 - 21.4
Enterococcus strains including VRE(5)	IV	2.2 - 9.1	11.1 - >40
	Oral	4.3 - 11.3	17.6 - 25.9
Methicillin-resistant coagulase-negative Staphylococcus spp.(3)	IV	0.46 - 1.29	1.80 - 6.56
	Oral	2.01 - 3.25	2.41 - 7.48
Penicillin-resistant Streptococcus pneumoniae(4)	IV	3.52 - 10.01	17.62 - 39.53
	Oral	3.19 - 11.53	6.38 - 14.85

Abbreviations: ED50 = 50% effective dose.

The following table demonstrates the in vivo potency of oral torezolid phosphate compared to linezolid in mouse pneumonia models of infection.

	ED50 (mg/kg)
Strain (Number of strains utilized for each of torezolid phosphate and linezolid)	Torezolid Phosphate	Linezolid
S. pneumoniae(1)	2.8	8.1

	ED90 (mg/kg)
	Torezolid Phosphate	Linezolid
S. aureus(11)[a]	10.3	63.4

Abbreviations: ED50 = 50% effective dose, ED90 = 90% effective dose

[a]	S. aureus isolates were comprised of 3 MSSA, 2 HA-MRSA, 3 CA-MRSA-USA 300, 3, CA-MRSA-USA 400

The data show that the in vitro potency advantage of torezolid over linezolid against lung pathogens S. pneumoniae and S. aureus is also manifested in vivo. Mouse pneumonia models of infection are generally predictive of efficacy in humans.

Planned Nonclinical Studies

In parallel with our Phase 3 clinical development of torezolid phosphate for the treatment of ABSSI, we will continue to conduct nonclinical studies to further support the development of torezolid phosphate for the treatment of additional clinical indications. These studies will include efficacy, safety and PK studies in support of indications requiring long-term dosing, such as osteomyelitis and bacteremia.

Our Research Platform

We have developed a proprietary platform called FAST which uses antisense technology to identify suitable bacterial drug targets and have built state-of-the-art capabilities in SBDD. We use these technologies to discover and develop novel antibacterial agents that act on targets essential for bacterial growth.

The FAST platform consists of a set of engineered bacterial strains containing antisense DNA fragments whose synthesis can be regulated to inhibit the production of a targeted protein. We have demonstrated that compounds that act on the protein down regulated in the FAST antisense strain require a significantly lower concentration of the test compound to inhibit bacterial growth. We have developed FAST strains for a set of over 20 essential bacterial specific targets selected for the likelihood of discovering broad spectrum antibacterial agents. We have filed patent applications to protect our FAST technology, including the compounds that act on the targets we have identified.

Using SBDD, we obtain the structural information for the target enzymes of multiple bacterial pathogens to design compounds that bind specifically to the intended bacterial target. We also use this information to design important PK properties such as solubility and serum binding.

GyrB/ParE Dual Target Preclinical Program

We currently have one ongoing preclinical program, our GyrB/ParE program, which is fully funded by our NIAID contract. The bacterial enzymes DNA gyrase, consisting of GyrA and GyrB, and Topoisomerase IV, consisting of ParC and ParE, are required for the replication of bacterial cells. GyrA and ParC are the targets of the fluoroquinolone class of antibacterial agents, such as ciprofloxacin. GyrB is the target of the natural product novobiocin. However, there are no antibacterial agents in clinical use that inhibit both GyrB and ParE.

Because our lead compounds inhibit both GyrB and ParE, we expect that they will be active against fluoroquinolone-resistant strains of bacteria. We believe that the key advantages of inhibiting both targets include an expected low rate of emergence of bacterial resistance and increased potency. The compounds that we have identified in our GyrB/ParE program have broad antibacterial spectrum.

In our research funded by NIAID, we are focusing on developing agents with gram-negative spectrum that include those important for biodefense. Antibiotics active against these biodefense targets often have cross activity against clinically important gram-negative bacteria, such as Pseudomonas aeruginosa, Acinetobacter baumannii, Klebsiella pneumoniae and Escherichia coli. Consequently, compounds developed under our NIAID contract should also have significant utility in treating infections caused by these clinically important bacteria, such as respiratory tract, urinary tract and intra-abdominal infections. Because resistance to current drug classes (including carbapenems and fluoroquinolones) is growing rapidly among gram-negative bacteria, we believe treatment for these infections is a significant unmet medical need. Our NIAID contract supports the GyrB/ParE program for biodefense purposes through Phase 1 clinical trials, subject to the achievement of program milestones.

Commercial Agreements

Dong-A Pharmaceutical Co., Ltd. License Agreement

In January 2007, we entered into a license agreement with Dong-A Pharmaceutical Co., Ltd., or Dong-A, pursuant to which we acquired an exclusive license to certain patent applications and other intellectual property related to the oral and injectable forms of torezolid phosphate, to develop and commercialize licensed products, including torezolid phosphate, outside of Korea. We have the right to grant sublicenses to third parties through multiple tiers of sublicense.

Upon entering into the license agreement, we paid a $500,000 upfront-fee and made subsequent milestone payments of $3.7 million through November 2009. In addition, we may be required to make up to an aggregate of $13.0 million of additional payments upon the achievement of specified development and regulatory approval milestones.

In addition, we are obligated to pay Dong-A mid-single digit tiered royalties on net sales of torezolid phosphate. The license agreement will remain in effect until the later of 12 years after the date of the first commercial sale of torezolid phosphate or the expiration of the last to expire of the licensed patents on a product-by-product and country-by-country basis, unless terminated earlier at our election or for material breach by either party. Upon expiration of the license agreement, our license will remain in effect and convert to a royalty-free, irrevocable and perpetual license. If we elect to terminate the license agreement due to Dong-A’s material breach of the license agreement, our license will remain in effect subject to our compliance with certain provisions of the license agreement, including payment obligations.

NIAID Contract

In September 2008, we entered into a five-year contract valued at $27.7 million with NIAID to provide services to NIAID relating to the development of a dual-target antibacterial agent as a therapeutic for the treatment of gram-negative biodefense pathogens. The scope of the services under the contract includes preclinical, nonclinical and clinical Investigational New Drug application, or IND,- and NDA-enabling development activities. Pursuant to our NIAID contract, we retain a worldwide nonexclusive royalty-free license in each invention to which NIAID obtains title, and the United States government retains certain march-in rights with respect to inventions developed by us under our NIAID contract. The contract may be terminated by NIAID 10 days after giving notice of a material default which remains uncured 10 days after written notice. NIAID may also terminate the contract if it is in the United States government’s best interest.

Lawrence Livermore Cooperative Research and Development Agreement

In November 2008, we entered into a five-year cooperative research and development agreement, or CRADA, with Lawrence Livermore National Security LLC, or Lawrence Livermore. Under the CRADA, we are jointly researching and developing gram-negative biodefense pathogens with Lawrence Livermore. We plan to fund the cost of the research and development with Lawrence Livermore with the funds we receive under our NIAID contract. The total cost of the project to us under the CRADA is approximately $5.6 million (excluding in-kind distributions). Pursuant to the CRADA, we have the right to obtain a license to any invention developed by Lawrence Livermore under the CRADA, and the United States government has a worldwide nonexclusive license and retains certain march-in rights with respect to all inventions developed by us under the CRADA. Either party may terminate the CRADA after giving 30 days’ written notice to the other party. Lawrence Livermore may also terminate the CRADA if we fail to provide necessary funding.

Commercialization—Marketing and Sales

Our overall goal is to establish torezolid phosphate as a leading therapy for the treatment of serious gram-positive infections. Our initial focus is to develop torezolid phosphate for the treatment of ABSSI. Over time, through clinical trials, regulatory filings and publications, we plan to expand the data establishing the utility of torezolid phosphate for the treatment of a wide variety of serious gram-positive infections including CABP and HAP/VAP, bacteremia and osteomyelitis. This comprehensive strategy is intended to support product differentiation from both current and anticipated competitors and also to enable us to fully support broad and appropriate usage of torezolid phosphate.

We currently intend to focus our initial commercial efforts on the United States market, which we believe represents the largest market opportunity for torezolid phosphate. We currently have no marketing, sales or distribution capabilities. Pending NDA approval, we plan to build a United States commercial organization focused on the promotion of torezolid phosphate to healthcare professionals and payors, primarily in hospital and other institutional settings. We also plan to evaluate potential partnerships to support our commercialization objectives.

In addition to the significant opportunity in the United States, we believe that Latin America, Europe and Asia represent opportunities for torezolid phosphate. We are currently evaluating our commercialization strategy outside the United States but expect to outlicense rights to or collaborate with third parties for commercialization of torezolid phosphate outside the United States.

Intellectual Property

The proprietary nature of, and protection for, torezolid phosphate and our preclinical program, processes and know-how are important to our business. We seek patent protection in the United States and internationally for torezolid phosphate, our preclinical program and any other technology to which we have rights where available and when appropriate. Our policy is to pursue, maintain and defend patent rights, developed internally and licensed from third parties and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets that may be important to the development of our business. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Our success will depend significantly on our ability to:

•	Obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;

•	Defend our patents;

•	Preserve the confidentiality of our trade secrets; and

•	Operate our business without infringing the patents and proprietary rights of third parties.

We have established and continue to build proprietary positions for torezolid phosphate and our pipeline product candidates and technology in the United States and abroad. As of October 2009, our patent portfolio included four families of patent applications related to torezolid phosphate and two families of patent applications related to our FAST research platform.

For torezolid phosphate, the first family of patent applications is exclusively licensed (except in South and North Korea) from Dong-A. This family is expected to provide basic composition of matter coverage and includes two pending United States utility patent applications, two issued foreign national counterpart patents and 11 foreign national or regional counterpart patent applications in Australia, Brazil, Canada, China, Europe, India, Japan, Mexico, New Zealand and Russia. We own the remaining three families of applications related to torezolid phosphate. The second family of applications, directed to a method of synthesis and related compositions, includes one pending United States utility patent application and one Patent Cooperation Treaty application. In addition, we have recently filed two United States provisional patent applications related to torezolid phosphate, accounting for the remaining third and fourth families of patent applications. We expect to file two non-provisional patent applications in 2010 that correspond to the two United States provisional patent applications. If these non-provisional patent applications issue, these patent applications collectively may contain claims that cover compositions of matter, such as crystalline forms of torezolid phosphate or torezolid phosphate dimers, original syntheses, methods of manufacture and methods of use. If issued, and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, we expect that these four families of patent applications would expire between 2024 and 2030, excluding any additional term for patent term adjustments or patent term extensions.

For our FAST research platform, we have two pending United States patent applications. If issued, these patent applications would both expire in 2026, excluding any additional term for patent term adjustments or patent term extensions.

Further, we seek trademark protection in the United States and internationally where available and when appropriate. We have filed for trademark protection in many countries for the Trius Therapeutics mark, which we use in connection with our pharmaceutical research and development services as well as products. We currently have registered trademarks for Trius Therapeutics in Australia, China, the European Union, Japan, New Zealand, Singapore, and pending trademark applications for Trius Therapeutics in the United States, Canada, and India.

Competition

Our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. We believe that the key competitive factors that will affect the development and commercial success of torezolid phosphate and the product candidates that we develop are efficacy, safety and tolerability profile, convenience in dosing, price and reimbursement.

We expect that, if approved, torezolid phosphate would compete with a number of drugs that target serious gram-positive infections. Many of our potential competitors, including many of the organizations named below, have substantially greater financial, technical and human resources than we do and significantly more experience in the discovery, development and regulatory approvals of products, and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render torezolid phosphate or any other product candidates that we develop obsolete or non-competitive before we can recover the expenses of developing and commercializing any product candidates. We anticipate that we will face intense and increasing competition as new drugs enter the market, as advanced technologies become available and as generic forms of currently branded drugs become available. Finally, the development of new treatment methods for the diseases we are targeting could render our drugs non-competitive or obsolete.

We anticipate that, if approved, torezolid phosphate will compete with other antibiotics that demonstrate MRSA activity. These include vancomycin, a generic drug that is manufactured by a variety of companies, linezolid (marketed by Pfizer Inc. as Zyvox), daptomycin (marketed by Cubist Pharmaceuticals, Inc. as Cubicin), quinupristin / dalfopristin (marketed by sanofi-aventis and Monarch Pharmaceuticals Inc. as Synercid), tigecycline (marketed by Wyeth as Tygacil), ceftobiprole (under development by Basilea Pharmaceutica AG and Johnson & Johnson and approved in Canada and Switzerland) and ceftaroline (under development by Forest Laboratories and AstraZeneca PLC). In addition, an NDA has recently been approved for telavancin (to be marketed as Vibativ by Theravance, Inc. and Astellas Pharma, Inc.). Further, we expect that product candidates currently in Phase 3 development, or that could enter Phase 3 development in the near future, may represent significant competition if approved. These include PTK 0796 (under development by Paratek Pharmaceuticals, Inc. and Novartis AG), NXL-103 (under development by Novexel SA), radezolid (under development by Rib-X Pharmaceuticals, Inc.), delafloxacin (under development by Rib-X Pharmaceuticals, Inc.) and CEM-102 (under development by Cempra Pharmaceuticals, Inc. ). Many of these companies may have significantly greater resources than we have. We believe that the key potential advantages of torezolid phosphate over these competitive products, including activity against linezolid-resistant MRSA, should enable torezolid phosphate to capture market share from these competitive products and, over time, garner a meaningful share of both the in-patient and out-patient MRSA market. Even with these advantages, we may not be able to make promotional claims that torezolid phosphate is superior to these competing products.

Third-Party Reimbursement and Pricing

In the United States and elsewhere, sales of pharmaceutical products depend in significant part on product availability (formulary access) and reimbursement from payors, such as government and private insurance plans. To allow access to torezolid phosphate, we will work with payors to demonstrate the value of torezolid phosphate in improved, cost-effective patient care. We believe that the improved features and potential benefits of torezolid phosphate will differentiate torezolid phosphate from other competitive therapies and ultimately will lead to its widespread adoption by hospital formularies and reimbursement. We intend to price torezolid phosphate in the United States on a course of therapy basis consistent with other branded gram-positive antibiotics.

In markets outside the United States, including the countries in the EU, pricing of pharmaceutical products is subject to governmental control. Evaluation criteria used by many EU government agencies for the purposes of pricing and reimbursement typically focus on a product’s degree of innovation and its ability to meet a clinical need unfulfilled by currently available therapies. We believe that the clinical profile and patient friendly dosing of torezolid phosphate will enable us to negotiate a competitive price for torezolid phosphate in countries where pricing is set by a government agency, and to obtain reimbursement for torezolid phosphate from the responsible agencies in each market. As in the United States, we intend to price torezolid phosphate in the EU on a course of therapy basis consistent with other branded gram-positive antibiotics.

Manufacturing

We do not own or operate manufacturing facilities for the production of torezolid phosphate or other product candidates that we develop, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party contract manufacturers for all of our required raw materials, API and finished products for our preclinical research and clinical trials. We employ the services of Albany Molecular Research Incorporated, or AMRI, to produce torezolid phosphate API and AAI Pharma to produce the solid oral and sterile IV torezolid phosphate finished products. We do not have any current contractual arrangements for the manufacture of commercial supplies of torezolid phosphate or any other product candidates that we develop. If torezolid phosphate is approved for treatment of ABSSI by the FDA, we intend to enter into agreements with third-party contract manufacturers for the commercial production of torezolid phosphate. We currently employ internal resources and third-party consultants to manage our manufacturing contractors.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. Torezolid phosphate and any other antibiotic product candidate that we develop must be approved by the FDA through the NDA process before they may be legally marketed in the United States.

United States Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•

Performance of adequate and well-controlled human clinical trials according to the FDA’s current good clinical practices, or cGCP, to establish the safety and efficacy of the proposed drug for its intended use;

•	Submission to the FDA of an NDA for a new drug;

•

Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance.

Each new clinical protocol must be submitted to the IND for FDA review, and to an Institutional Review Board, or IRB, for approval. Protocols detail, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. An IRB is charged with protecting the welfare and rights of study participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected AEs or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

United States Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, which was reauthorized under the Food and Drug Administration Amendments Act of 2007, or FDAAA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. During the drug approval process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed and notifies the drug sponsor of this decision, the sponsor of the application must submit a proposed REMS; the FDA will not approve a marketing application without a REMS, if required.

In addition, under the FDAAA, all drugs prior to approval are referred to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions, unless the Secretary of Health and Human Services provides in the action letter on the drug application a summary of the reasons why it was not referred. An advisory committee is a panel of experts who provide advice and recommendations when requested by the FDA on matters of importance that come before the agency. The FDA is not bound by the recommendation of an advisory committee but it generally follows such recommendations.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications of other companies seeking to reference another company’s NDA. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. The current pediatric exclusivity provision was reauthorized in September 2007 as part of the FDAAA.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. For a fast track product, the FDA may consider for review on a rolling basis sections of the NDA before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

A product may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drugs studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. Fast track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA may withdraw a product approval if compliance with regulatory standards is not maintained or if problems (quality or safety) occur after the product reaches the market. Later discovery of previously unknown quality, safety, other problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal penalties.

In addition, from time to time, legislation is drafted, introduced and passed in the United States Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. For example, in September 2007, the FDAAA was enacted, giving the FDA enhanced post-market authority, including the authority to require post-market studies and clinical trials, labeling changes based on new safety information and compliance with a risk evaluation and mitigation strategy. Failure to comply with any requirements under the new law may result in significant penalties. The law also authorized significant civil money penalties for the dissemination of false or misleading direct-to-consumer advertisements and allows the FDA to require companies to submit direct-to-consumer television drug advertisements for FDA review prior to public dissemination. Additionally, the law expanded the clinical trial registry so that sponsors of all clinical trials, except for Phase 1 clinical trials, are required to submit certain clinical trial information for inclusion in the clinical trial registry data bank. In addition to this legislation, the FDA regulations and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

Additional Post-Approval Healthcare Compliance Laws

Our sales, promotion, medical education and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to FDA, including potentially the Federal Trade Commission, the Department of Justice, CMS, other divisions of the Department of Health and Human Services, the Consumer Product Safety Commission and state and local governments. Our promotional and scientific/educational programs must comply with the anti-kickback provisions of the Social Security Act, the Foreign Corrupt Practices Act, the False Claims Act, the Veterans Health Care Act and similar state laws.

Our pricing and rebate programs must comply with pricing and reimbursement rules, including the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990. Also, under the Veterans Health Care Act, we are required to offer certain drugs at a reduced price to a number of federal agencies including the Veterans Health Administration and the Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs including Medicare and Medicaid. In addition, recent legislative changes purport to require that discounted prices be offered for certain Department of Defense purchases for its TRICARE program via a rebate system. As with the Medicaid program described above, participation under the Veterans Health Administration requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

Depending on the circumstances, failure to meet these applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to sell any products outside of the United States. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

EU member states require both regulatory clearance by the national competent authority and a favorable ethics committee opinion prior to the commencement of a clinical trial. Under the EU regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all EU member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products with a new active substance indicated for the treatment of certain diseases such as neurodegenerative disorder or diabetes and products designated as orphan medicinal products and optional for those products which are highly innovative or for which a centralized process is in the interest of patients. The decentralized procedure of approval provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under the decentralized approval procedure, an applicant submits an application, or dossier, and related materials (draft summary of product characteristics, draft labeling and package leaflet) to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

Reimbursement

Sales of pharmaceutical products depend significantly on the availability of third-party reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. We anticipate third-party payors will provide reimbursement for our products. However, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. The product candidates that we develop may not be considered cost-effective. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The passage of the Medicare Modernization Act, or MMA, imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, and included a major expansion of the prescription drug benefit under a new Medicare Part D. Medicare Part D went into effect on January 1, 2006. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

It is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Government payment for some of the costs of prescription drugs may increase demand for products for which we obtain marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

Laws also exist that govern a company’s eligibility to participate in Medicare and Medicaid reimbursements. For example, a company may be debarred from participation if it is found to have violated federal anti-kickback laws, which could have a significant effect on a company’s ability to operate its business.

In addition, the United States Congress is considering a number of legislative and regulatory proposals which are intended to reduce or limit the growth of healthcare costs and which could significantly transform the market for pharmaceuticals and biological products. Legislative and regulatory proposals under consideration include healthcare reform initiatives, such as private health insurance expansion or the creation of competing public health insurance plans. Further, the United States Congress is considering passing legislation that would allow Medicare to negotiate directly with pharmaceutical companies. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could harm our business, financial condition and results of operations. In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of a company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products.

The recent passage of the American Recovery and Reinvestment Act of 2009, or ARRA, allocated funding for the accelerated development and dissemination of research assessing the comparative effectiveness of health care treatments and strategies to treat diseases, disorders and other health conditions. The objectives of this Comparative Effectiveness Research, or CER, are to: provide essential information to clinicians and patients with which to decide on the best treatment; and enable the nation to improve the health of communities and the performance of the health system. A Federal Coordinating Council for Comparative Effectiveness Research was established to make recommendations on the national priorities for CER. It is unclear at this time how the outcome of this research may influence legislative or regulatory proposals that could have a significant effect on our profitability. We cannot anticipate the impact on the use of our drugs by healthcare practitioners or their placement on healthcare formularies or insurance reimbursement programs.

Legal Proceedings

We are not currently a party to any legal proceedings.

Employees

As of September 30, 2009, we employed 35 employees, 18 of whom hold Ph.D. or M.D. degrees. Twenty-six of our employees were engaged in research and development activities and nine were engaged in support administration, including business development, finance, information systems, facilities and human resources. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We lease approximately 18,924 square feet of space for our headquarters in San Diego, California under an agreement that expires in January 31, 2010. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth information regarding our directors, executive officers and key employees as of September 30, 2009:

Name	Age	Position
Directors
Jeffrey Stein, Ph.D.	54	President, Chief Executive Officer and Director
David S. Kabakoff, Ph.D.	61	Chairman of the Board of Directors
Brian G. Atwood	57	Director
Karin Eastham	59	Director
Nina Kjellson	35	Director
Michael Powell, Ph.D.	55	Director
Risa Stack, Ph.D.	41	Director
Paul Truex	41	Director

Executive Officers
Kenneth Bartizal, Ph.D.	58	Chief Development Officer
John Finn, Ph.D.	53	Chief Scientific Officer
Philippe Prokocimer, M.D.	60	Chief Medical Officer
John P. Schmid	46	Chief Financial Officer

Key Employees
Karen E. Potts, Ph.D.	46	Vice President of Regulatory Affairs
Karen Joy Shaw, Ph.D.	53	Senior Vice President of Biology

Directors

Jeffrey Stein, Ph.D. Dr. Stein has served as our president and chief executive officer since February 2007 and on our board of directors since 2005. From 2005 through 2007, Dr. Stein was a Kauffman Fellow with the venture capital firm Sofinnova Ventures. He has also served as a Venture Partner with Sofinnova Ventures from 2007 until present and as Director of Venture Development for the University of California, San Diego from 2005 to 2006. From 1999 to 2005, Dr. Stein served as executive vice president, chief scientific officer and a member of the board of directors of Quorex Pharmaceuticals, an anti-infectives company he founded in 1999, which was acquired by Pfizer in 2005. From 1995 to 1999, Dr. Stein was a scientist with Diversa Corporation where he most recently served as principal scientist and head of the anti-infectives discovery team. From 1993 to 1995, Dr. Stein served as Principal Scientist with the Agouron Institute, a private research institution, where he conducted research in bacterial genetics. From 1991 to 1993, he was an Alexander Hollaendar Distinguished Postdoctoral Fellow with the California Institute of Technology. Dr. Stein holds a Ph.D. in biochemistry and microbiology from the University of California, at San Diego.

David S. Kabakoff, Ph.D. Dr. Kabakoff has served on our board of directors since March 2006 and has served as Chairman of our board of directors since February 2007. Since May 2007, Dr. Kabakoff has served as an Executive-in-Residence with Sofinnova Ventures, a venture capital firm. Since August 2000, Dr. Kabakoff has served as the president of Strategy Advisors, LLC, a consulting firm. From January 2001 to June 2005, Dr. Kabakoff also served as the founder, chairman and chief executive officer of Salmedix, Inc., a biotechnology company, which was acquired by Cephalon, Inc. From May 1996 to August 2000, Dr. Kabakoff served in senior executive positions at Dura Pharmaceuticals Inc., a specialty pharmaceuticals company. Dr. Kabakoff currently serves as Chairman of Amplimmune, Inc. and on the board of directors of InterMune, Inc. Dr. Kabakoff holds a B.A. in Chemistry from Case Western Reserve University and a Ph.D. in Chemistry from Yale University.

Brian G. Atwood. Mr. Atwood has served on our board of directors since February 2007. Mr. Atwood has been a managing director and co-founder of Versant Ventures, a venture capital firm, since 1999. Since 1997, he has also been a general partner at Brentwood Venture Capital, a venture capital firm. From 1993 to 1995, Mr. Atwood served as president and chief executive officer of Glycomed, Inc., a publicly traded biotechnology company, of which he was a founder. Mr. Atwood also co-founded and served as member of the board of directors of Perkin Elmer/Cetus Instruments, a joint venture for robotics automation and genomics research instruments. Mr. Atwood currently serves on the board of directors of Cadence Pharmaceuticals, Inc. and Helicos Biosciences Corporation. Mr. Atwood holds a B.S. in Biological Sciences from the University of California, Irvine, a Master’s degree from the University of California, Davis, and an M.B.A. from Harvard Business School.

Karin Eastham. Ms. Eastham has served on our board of directors since November 2009. From May 2004 to September 2008, she served as executive vice president and chief operating officer, and as a member of the board of trustees of the Burnham Institute for Medical Research, a non-profit corporation engaged in basic biomedical research. From April 1999 to May 2004, Ms. Eastham served as senior vice president, finance, chief financial officer and secretary of Diversa Corporation, a publicly held renewable energy company which was subsequently renamed Verenium Corporation. She previously held similar positions with CombiChem, Inc., a computational chemistry company, and Cytel Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including vice president, finance, at Boehringer Mannheim Corporation from 1976 to 1988. Ms. Eastham also serves as a director for Amylin Pharmaceuticals, Inc., Genoptix, Inc., Geron Corporation and Illumina, Inc. Ms. Eastham received a B.S. and an M.B.A. from Indiana University and is a Certified Public Accountant and a Certified Director.

Nina Kjellson. Ms. Kjellson has served on our board of directors since February 2007. Ms. Kjellson is a managing director at InterWest Partners, a venture capital firm, where she has been employed since 2002. From June 2000 to June 2002, she served as an investment manager at Bay City Capital, a life sciences merchant bank, and from October 1999 to June 2000, as a research associate at Oracle Partners, a healthcare-focused hedge fund. From August 1997 to September 1999, Ms. Kjellson conducted health policy and survey research with the Kaiser Family Foundation, a private foundation focusing on healthcare issues. She holds a B.A. in human biology from Stanford University.

Michael Powell, Ph.D. Dr. Powell has served on our board of directors since February 2007. Dr. Powell has been a managing director of Sofinnova Ventures, a venture capital firm, since 1997. From 1990 to 1997, Dr. Powell served as group leader of drug delivery at Genentech, Inc. From 1987 to 1990, he was the director of product development for Cytel Corporation, a biotechnology firm. He has been an adjunct professor at the University of Kansas and an editorial board member of several pharmaceutical journals. Dr. Powell is currently the board president of AVAC (AIDS Vaccine Advocacy Coalition), a strategic advisor to OneWorld Health and an advisor to IAVI (International AIDS Vaccine Initiative) Innovation Fund. Dr. Powell also serves on the board of directors of the publicly held companies, Anesiva Pharmaceuticals, Inc., Orexigen Therapeutics, Inc., as well as several private companies, including Ocera Therapeutics, Inc., Ascenta Therapeutics, Inc., Intellikine, Inc. Dr. Powell holds a B.S. and Ph.D. in physical chemistry from the University of Toronto and completed his post-doctorate work in bio-organic chemistry at the University of California.

Risa Stack, Ph.D. Dr. Stack has served on our board of directors since March 2008. Dr. Stack has been a partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since 2003. From 1996 to 2003, she was a principal at J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. From 1990 to 1996, Dr. Stack was a derivative specialist on the Chicago Board of Trade. Dr. Stack currently serves on the board of directors of the privately held companies, CardioDx, Inc., Nodality, Inc. and Nexus Dx, Inc., and is a board observer at Epizyme Corporation, Veracyte, Inc., Tethys Biosciences, Inc. and Pacific Biosciences, Inc. Dr. Stack holds a B.S. in Genetics and Development with distinction from the University of Illinois and a Ph.D. in Immunology from the University of Chicago.

Paul Truex. Mr. Truex has served on our board of directors since February 2008. Since September 2004, Mr. Truex has been the president and chief executive officer of Anthera Pharmaceuticals, Inc., a pharmaceutical company, which he founded. From October 2001 to September 2004, Mr. Truex served as a member of the board of directors and president and chief executive officer of Peninsula Pharmaceuticals, Inc., a biopharmaceutical company. From April 2000 to September 2001, Mr. Truex was vice president of commercial development of Vicuron, Inc., a biopharmaceutical company. From July 1997 to April 2000, Mr. Truex held various positions at Eli Lilly and Company, a pharmaceutical company. Mr. Truex currently serves on the board of directors of Anthera Pharmaceuticals, Inc. and Eiger Biopharmaceuticals, Inc. Mr. Truex holds an M.B.A. in marketing and finance from Indiana University and a B.A. in economics from the University of Waterloo.

Executive Officers

Kenneth Bartizal, Ph.D. Dr. Bartizal has served as our chief development officer since June 2007. From 1988 to 2007, he served as executive director and head of infectious disease research at Merck & Co., Inc., a pharmaceutical company. From 1986 to 1988, Dr. Bartizal served as a research scientist at Pfizer Inc., a pharmaceutical company. From 1983 to 1986, he was a faculty member and conducted research at the Kirksville College of Osteopathic Medicine and Northeast Missouri State University. Dr. Bartizal holds a B.S. in Professional Studies, an M.S. in Physiology and a Ph.D. in Microbiology and Biochemistry from the University of Notre Dame. Dr. Bartizal performed postdoctoral research at the University of Wisconsin from 1981 to 1983.

John Finn, Ph.D. Dr. Finn has served as our chief scientific officer since February 2007 and is a co-founder of our company. From July 2004 to February 2007, he served as our president. From December 2003 to June 2004, Dr. Finn served as the vice president of drug discovery at Elitra Pharmaceuticals Inc., a biopharmaceutical company. From January 1998 to March 2003, Dr. Finn served as the senior director of lead discovery and optimization at Cubist Pharmaceuticals, Inc., a biopharmaceutical company. From January 1995 to December 1997, Dr. Finn served as associate director at Synaptic Pharmaceutical Corporation, a biopharmaceutical company. From December 1984 to January 1995, Dr. Finn served as the senior scientist of American Cyanamid Company. Dr. Finn holds a B.S. in chemistry from Villanova University and a Ph.D. from the University of Illinois.

Philippe Prokocimer, M.D. Dr. Prokocimer has served as our chief medical officer since July 2007. From 2003 to 2007, he served as a vice president, clinical research at Johnson & Johnson Pharmaceutical Research and Development, L.L.C. From 2001 to 2003, Dr. Prokocimer served as vice president, clinical research at Maxim Pharmaceuticals, Inc., a biopharmaceutical company, and from 1994 to 2001, he served as vice president of anti-infectives clinical research at Aventis Pharmaceuticals, Inc., a pharmaceutical company. From 1987 to 1994, Dr. Prokocimer served as medical director for Abbott Laboratories, a healthcare company. Dr. Prokocimer is board certified in Anesthesiology and Critical Care Medicine from Centre Hospitalier-Universitaire Bichat-Beaujon. He holds an M.D. from the School of Medicine (Centre Hospitalier-Universitaire Pitie-Salpetriere) in Paris, France and undertook his post-doctoral research fellowship in adrenergic pharmacology at Stanford University from 1984 to 1986.

John P. Schmid. Mr. Schmid has served as our chief financial officer since June 2004 and is a co-founder of our company. From 1998 to 2003, Mr. Schmid served as the chief financial officer of GeneFormatics, Inc., a structural proteomics company, where he was a co-founder. From 1995 to 1998, Mr. Schmid served as the chief financial officer of Endonetics, Inc., a biotechnology company. From 1992 to 1995, Mr. Schmid was an associate with Idanta Partners, a venture capital firm. From 1987 to 1992, Mr. Schmid served as a vice president at Home Federal Bank. From 1985 to 1986, Mr. Schmid served as a financial analyst for Manufacturers Hanover Trust Company. In addition, from 1994 to 2005, Mr. Schmid served as a member of the board of directors and as president of the San Diego Venture Group in 1995. Mr. Schmid holds a B.A. in Economics from Wesleyan University and an M.B.A. from the University of San Diego.

Key Employees

Karen E. Potts, Ph.D. Dr. Potts has served as our Vice President of Regulatory Affairs since September 2009. From April 2006 to February 2009, she served as senior director, regulatory policy at Allergan, Inc., a specialty pharmaceutical company. From August 2003 to March 2006, Dr. Potts served as director, regulatory affairs at Isis Pharmaceuticals, Inc., a biopharmaceutical company. From November 1999 to July 2003, she served as associate director, regulatory affairs at Pfizer Inc., a pharmaceutical company, and from March 1996 to October 1999, she served as senior research scientist, virology at Agouron Pharmaceuticals, Inc., a biopharmaceutical company. From October 1992 to March 1996, Dr. Potts served as a senior research scientist in infectious disease at G.D. Searle & Company and before that, from January 1991 to October 1992, Dr. Potts was a post-doctoral fellow at the Center for Disease Control, Division of HIV/AIDs. Dr. Potts holds a B.A. in Biology from Smith College and a Ph.D. in Microbiology and Immunology from Emory University.

Karen Joy Shaw, Ph.D. Dr. Shaw has served as our senior vice president of biology since 2007 and served as one of our scientific advisors from 2005 to 2007. From 1999 to 2005, she served as team leader, infectious diseases at Johnson & Johnson Pharmaceutical Research & Development, L.L.C., a pharmaceutical research and development company. From 1984 to 1999, she served as a research fellow at Schering-Plough Research Institute. From 1981 to 1983, Dr. Shaw was a post-doctoral fellow at Washington University School of Medicine. Dr. Shaw holds a B.S. in Biology from Brooklyn College and a Ph.D. in genetics from the University of Connecticut.

Board Composition

Our board of directors currently consists of eight members. Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Mr. Atwood, Dr. Kabakoff and Ms. Kjellson, and whose term will expire at our first annual meeting of stockholders following this offering;

•	Class II, which will consist of Dr. Powell, Dr. Stack and Mr. Truex, and whose term will expire at our second annual meeting of stockholders following this offering; and

•	Class III, which will consist of Ms. Eastham and Dr. Stein, and whose term will expire at our third annual meeting of stockholders following this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Mr. Atwood, Ms. Eastham and Dr. Kabakoff, each of whom is a non-employee director of our board of directors. Ms. Eastham serves as the chair of our audit committee. Our board of directors has also determined that each of the directors serving on our audit committee is independent within the meaning of SEC regulations and the Nasdaq Marketplace Rules. The functions of this committee include, among other things:

•	Evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	Reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	Monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•	Reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•

Reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	Reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	Establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	Preparing the report that the SEC requires in our annual proxy statement;

•	Reviewing and providing oversight with respect to any related party transactions and monitoring compliance with our code of ethics;

•	Reviewing our investment policy on a periodic basis; and

•	Reviewing and evaluating, at least annually, the performance of the audit committee, including compliance of the audit committee with its charter.

Our board of directors has determined that Ms. Eastham qualifies as an audit committee financial expert within the meaning of SEC regulations and the Nasdaq Marketplace Rules. In making this determination, our board has considered the formal education and nature and scope of Ms. Eastham’s previous experience, coupled with past and present service on various audit committees. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of Ms. Kjellson, Dr. Powell and Mr. Truex. Dr. Powell serves as the chair of our compensation committee. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and satisfies the Nasdaq independence requirements. The functions of this committee include, among other things:

•	Reviewing and recommending to our board of directors the compensation and other terms of employment of our executive officers;

•

Reviewing and recommending to our board of directors performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•	Evaluating and approving the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	Evaluating and recommending to our board of directors the type and amount of compensation to be paid or awarded to board members;

•	Administering our equity incentive plans;

•	Establishing policies with respect to equity compensation arrangements;

•	Reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

Reviewing and recommending to our board of directors the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•	Reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC;

•	Preparing the report that the SEC requires in our annual proxy statement;

•	Reviewing the adequacy of our compensation committee charter on a periodic basis; and

•	Reviewing and evaluating, at least annually, the performance of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Kabakoff, Ms. Kjellson and Dr. Stack. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq independence requirements. Ms. Kjellson serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	Identifying, reviewing and evaluating candidates to serve on our board of directors;

•	Determining the minimum qualifications for service on our board of directors;

•	Evaluating director performance on the board and applicable committees of the board;

•	Interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	Considering nominations by stockholders of candidates for election to our board;

•	Considering and assessing the independence of members of our board of directors;

•	Developing, as appropriate, a set of corporate governance principles, and reviewing and recommending to our board of directors any changes to such principles;

•

Periodically reviewing our policy statements to determine their adherence to our code of business conduct and ethics and considering any request by our directors or executive officers for a waiver from such code;

•	Reviewing the adequacy of its charter on an annual basis; and

•	Evaluating, at least annually, the performance of the nominating and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our officers currently serves, or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our officers.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our chief executive officer, chief financial officer and the other three most highly-compensated executive officers, or the named executive officers. Our board of directors has delegated responsibility for creating and reviewing the compensation of our executive officers to the compensation committee of our board of directors, which is composed entirely of independent directors. The role of the compensation committee is to oversee our compensation and benefit plans and policies, to administer our equity incentive plans and to review and make recommendations to our board of directors, generally on an annual basis, regarding all compensation decisions for our executive officers.

Compensation Objectives

We believe in providing a competitive total compensation package to our executive management team through a combination of base salary, discretionary annual bonuses, grants under our long-term equity incentive compensation plan, severance and change of control benefits and broad-based benefits programs. Our executive compensation programs are designed to achieve the following objectives:

•	Attract and retain talented and experienced executives;

•	Motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	Align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•	Provide a competitive compensation package in which total compensation is primarily determined by company and individual results and the creation of stockholder value;

•	Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and

•	Compensate our executives to manage our business to meet our long-term objectives.

We believe that our executive compensation programs should include short-term and long-term components, including cash and equity-based compensation, and should reward performance that consistently meets or exceeds expectations by increasing base salary levels, awarding cash bonuses and granting additional equity awards. The compensation committee evaluates both performance and compensation to make sure that the compensation provided to executives remains competitive as compared to compensation paid by companies of similar size and stage of development operating in the pharmaceutical industry, taking into account our relative performance and our own strategic objectives.

Setting Executive Compensation

Our compensation committee is currently responsible for reviewing and making recommendations to our board of directors regarding the compensation to be paid to our chief executive officer and other executive officers. Prior to the formation of the compensation committee, the full board of directors was responsible for reviewing the compensation paid to our executive officers. Historically, our board of directors has conducted an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. As a private company, we have based this review primarily on the extensive experience of the members on our board of directors and compensation committee that are affiliated with venture investment firms, many of whom sit on the boards of directors of portfolio companies in the life sciences and healthcare fields in San Diego and throughout the United States.

When setting executive compensation, our board of directors has historically considered, and our compensation committee continues to consider, our overall company performance, including our progress towards our research and development goals, as well as compensation paid by similarly situated biotechnology companies. To date, neither our board of directors nor our compensation committee has benchmarked our executive compensation against that of a particular group of companies that it considers to be comparable to us or any other group of companies.

Our compensation committee may in the future retain the services of third party executive compensation specialists and consultants from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies. We anticipate that our compensation committee will begin to formally benchmark our executive compensation against a peer group of biotechnology companies. The compensation committee may make adjustments, including upward adjustments, in our executive compensation levels in the future as a result of this formal compensation benchmarking process.

Role of Chief Executive Officer in Compensation Decisions

The chief executive officer typically evaluates the performance of other executive officers and employees on an annual basis and makes recommendations to the compensation committee (historically, to the full board of directors) with respect to annual salary adjustments, bonuses and annual stock option grants. The compensation committee exercises its own discretion in recommending salary adjustments and discretionary cash and equity-based awards for all executive officers to our board of directors. The chief executive officer is not present during deliberations or voting with respect to compensation for the chief executive officer.

Elements of Executive Compensation

The compensation program for our executive officers consists principally of base salary, annual cash incentive compensation and long-term compensation in the form of stock options as well as severance protection through employment agreements with our executive officers. As a private company, our compensation program has been weighted toward long-term compensation as opposed to short-term or cash-based compensation. If we achieve our corporate goals, we expect the equity awards held by our executives to be the major component of overall compensation. As discussed in more detail below, base salary is based primarily on market factors and annual cash incentive compensation is generally a performance-based cash bonus that is a percentage of base salary. The amount of cash compensation and the amount of equity awards granted to our executives are both considered in determining total compensation for our executive officers.

Base Salary. Base salaries for our executives are established based on the scope of their responsibilities and individual experience. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. The compensation committee does not apply specific formulas to determine increases, although it has generally awarded increases as a percentage of an executive officer’s then current base salary.

Annual Cash Incentive Compensation. In addition to base salaries, we believe that performance-based cash bonuses play an important role in providing appropriate incentives to our executives to achieve our strategic objectives. As part of our annual performance reviews, the compensation committee reviews and determines each executive officer’s overall performance and our performance generally. Final determinations as to discretionary bonus levels are primarily based on the executive officer’s individual performance and the executive officers’ performance as a group, as well as the compensation committee’s assessment as to the overall success of our company and the growth of our business. We do not, however, set specific performance goals and final bonus amounts, if any, are determined at the sole discretion of the compensation committee and our board of directors.

Our compensation committee anticipates that it will review annual performance for 2009 in the first quarter of 2010 and may recommend the award of discretionary bonuses at that time.

Long-term Incentive Program. We believe that by providing our executives the opportunity to increase their ownership of our stock, the best interests of stockholders and executives will be more aligned and we will encourage long-term performance. The stock awards enable our executive officers to benefit from the appreciation of stockholder value, while personally participating in the risks of business setbacks. Our equity benefit plans have provided our executive officers the primary means to acquire equity or equity-linked interests in Trius.

Prior to this offering, we have granted equity awards primarily through our 2006 plan, which was adopted by our board of directors and stockholders to permit the grant of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other stock awards to our officers, directors, employees and consultants. The material terms of our 2006 plan are further described under “—Employee Benefit Plans” below.

In 2008, certain named executive officers were awarded stock options under our 2006 plan in the amounts indicated in the section below entitled “—Grants of Plan-Based Awards.” The January 2008 stock option grants were made in connection with our receipt of IND clearance for torezolid phosphate pursuant to the terms of certain employment agreements, and the May 2008 stock option grants were made in recognition of our progress in the development of torezolid phosphate and the successful completion of our March 2008 Series B preferred stock financing.

In the absence of a public trading market for our common stock, our board of directors has determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including our financial condition, the likelihood of a liquidity event, the liquidation preference of our participating preferred stock, the price at which our preferred stock was sold, the enterprise values of comparable companies, our cash needs, operating losses, market conditions, material risks to our business and valuations obtained from independent valuation firms.

All equity awards to our employees, consultants and directors were granted at no less than the fair market value of our common stock as determined in good faith by our board of directors on the date of grant of each award.

The majority of the option grants we have historically made vest over four years, with one quarter of the shares subject to the stock option vesting on the one-year anniversary of the vesting commencement date and the remaining shares vesting in equal monthly installments thereafter over three years. All of our stock options, with the exception of stock options held by Dr. Stein, are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until fully vested. All options have a 10-year term. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under “—Post Employment Compensation.” We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. Authority to make equity grants to executive officers rests with our compensation committee, although our compensation committee does consider the recommendations of our chief executive officer for officers other than himself.

In connection with this offering, our board of directors has adopted new equity benefit plans described under “—Employee Benefit Plans” below. Our 2010 plan will succeed our existing 2006 plan immediately following this offering and, as described below, will afford our compensation committee continued flexibility in making a wide variety of equity awards. Participation in our 2010 purchase plan that we have adopted, and which will become effective immediately upon signing of the underwriting agreement for this offering, will also be available thereafter to all executive officers on the same basis as our other employees.

Severance and Change in Control Benefits. Our named executive officers, who are designated below under “—Summary Compensation Table,” are entitled to certain severance and change in control benefits, the terms of which are described below under “—Post Employment Compensation.” We believe these severance and change in control benefits are an essential element of our overall executive compensation package and assist us in recruiting and retaining talented individuals and aligning the executives’ interests with the best interests of the stockholders.

Other Compensation. In addition, consistent with our compensation philosophy, we intend to continue to maintain the current benefits for our executive officers, which are also available to all of our other employees; however, our compensation committee, in its discretion, may in the future revise, amend or add to the benefits of any executive officer if it deems it advisable.

Deductibility of Compensation under Section 162(m). Section 162(m) of the Code limits our deduction for federal income tax purposes to not more than $1.0 million of compensation paid to certain executive officers in a calendar year. Compensation above $1.0 million may be deducted if it is “performance-based compensation.” The compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as “performance-based compensation.” To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the compensation committee has not adopted a policy that requires all compensation to be deductible. However, the compensation committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation committee intends to provide future compensation in a manner consistent with the best interests of our stockholders.

Summary Compensation Table

The following table provides information regarding the compensation earned during the year ended December 31, 2008 by our Chief Executive Officer, Chief Financial Officer and our other three most highly-compensated executive officers, who we collectively refer to as our “named executive officers” elsewhere in this prospectus.

Name and Principal Position	Year	Salary	Bonus		Option Awards(1)	Total
Jeffrey Stein, Ph.D.	2008	$285,000	$—		$140,779	$425,779
Chairman, President and Chief Executive Officer

John P. Schmid	2008	$240,000	$20,000		$20,369	$280,369
Chief Financial Officer

Kenneth Bartizal, Ph.D.	2008	$285,000	$—		$16,432	$301,432
Chief Development Officer

John Finn, Ph.D.	2008	$260,000	$20,000		$29,912	$309,912
Chief Scientific Officer

Philippe Prokocimer, M.D.	2008	$310,000	$62,000	(2)	$16,450	$388,450
Chief Medical Officer

(1)

Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the dollar amount recognized for financial statement reporting purposes for the referenced fiscal year, in accordance with the provisions of SFAS No. 123(R). Assumptions used in the calculation of these amounts are included in Note 7, Stock-Based Compensation, of the Notes to

our Financial Statements. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2)	Amount represents the payment of a contractual obligation pursuant to Dr. Prokocimer’s employment agreement triggered upon our initiation of Phase 2 clinical trials of torezolid phosphate.

Post-Employment Compensation

The amount of compensation payable to each named executive officer upon voluntary termination, involuntary termination without cause, resignation for good reason or termination following a change of control is shown below.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment, including salary and unused vacation pay.

Potential Payment Under Employment Arrangements

In February 2007, we entered into an employment agreement with Dr. Stein, our President and Chief Executive Officer and a member of our board of directors that provides that if we terminate Dr. Stein without cause or if Dr. Stein resigns for good reason, he will also be entitled to be compensated at his then annual base salary for six months from his date of termination or resignation, as applicable, will receive continued medical, dental and vision benefits for such six-month period and will be entitled to an additional six months of accelerated vesting of his stock options. In addition, Dr. Stein’s employment agreement provides that if we terminate Dr. Stein without cause or Dr. Stein resigns for good reason within 12 months following a change of control, he will also be entitled to be compensated at his then annual base salary for an additional six months (12 months total) from his date of termination or resignation, as applicable, will receive continued medical, dental and vision benefits for such additional six-month period, and all of his outstanding stock options will fully vest as of the termination or resignation date. Under Dr. Stein’s employment agreement, resignation for good reason is defined as a material reduction in his compensation or a relocation of his place of employment by more than 50 miles without his written consent, and cause is defined as a repeated failure to satisfactorily perform his duties after notice and an opportunity to cure such failure, an act that materially injures our business, the commission of a felony or any crime involving fraud, dishonesty or moral turpitude that has inflicted or is likely to inflict a material injury to our business, or a material violation of his proprietary information and inventions agreement or the provisions in his employment agreement relating to loyalty, non-competition, confidentiality and proprietary information and non-solicitation. In addition, a change of control is defined generally as a transaction in which one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of our value or voting power; a merger, consolidation or similar transaction in which the stockholders of the company immediately before the transaction do not own at least 50% of the outstanding securities following such transaction; the majority of the board is replaced by persons whose appointment or election is not endorsed by a majority of the board; a complete liquidation or dissolution of the company; or a sale, lease, license or other disposition of all or substantially all of our assets.

In February 2007, we entered into an amended and restated offer of employment with Mr. Schmid, our Chief Financial Officer that provides that if we terminate Mr. Schmid without cause, he will also be entitled to be compensated at his then annual base salary for three months from his date of termination. In addition, Mr. Schmid’s employment agreement provides that if we terminate Mr. Schmid without cause in connection with a change of control, he will also be entitled to be compensated at his then annual base salary for an additional six months (nine months total) from his date of termination.

In May 2007, we entered into an offer of employment with Dr. Bartizal, our Chief Development Officer, pursuant to which, if we terminate Dr. Bartizal without cause, he will also be entitled to be compensated at his then annual base salary for three months from his date of termination. In addition, Dr. Bartizal’s employment agreement provides that if we terminate Dr. Bartizal without cause in connection with a change of control, he will also be entitled to be compensated at his then annual base salary for an additional six months (nine months total) from his date of termination.

In February 2007, we entered into an amended and restated offer of employment with Dr. Finn, our Chief Scientific Officer that provides that if we terminate Dr. Finn without cause, he will also be entitled to be compensated at his then annual base salary for three months from his date of termination. In addition, Dr. Finn’s employment agreement provides that if we terminate Dr. Finn without cause in connection with a change of control, he will also be entitled to be compensated at his then annual base salary for an additional six months (nine months total) from his date of termination.

In June 2007, we entered into an offer of employment with Dr. Prokocimer, our Chief Medical Officer, pursuant to which, if we terminate Dr. Prokocimer without cause, he will also be entitled to be compensated at his then annual base salary for six months from his date of termination. In addition, Dr. Prokocimer’s employment agreement provides that if we terminate Dr. Prokocimer without cause in connection with a change of control, he will also be entitled to be compensated at his then annual base salary for an additional three months (nine months total) from his date of termination.

For more information regarding accelerated vesting of stock options under our equity plans, please see “Employee Benefit Plans-2006 Equity Incentive Plan.”

The following table and summary set forth potential payments payable to our current executive officers upon a termination of employment without cause or resignation for good reason or termination of employment without cause or resignation for good reason following a change in control. Our compensation committee may in its discretion revise, amend or add to the benefits if it deems advisable. The table below reflects amounts payable to our executive officers assuming the termination occurred on, and their employment was terminated on, December 31, 2008 and, if applicable, a change of control also occurred on such date:

	Upon Termination Without Cause or Resignation for Good Reason—No Change of Control					Upon Termination without Cause of Resignation for Good Reason—Change of Control
Name	Salary	Continuation of Medical Benefits	Value of Accelerated Vesting(2)		Total	Salary	Continuation of Medical Benefits	Value of Accelerated Vesting(2)		Total
Jeffrey Stein, Ph.D.(1)	$142,500	$4,874	$		$147,374	$285,000	$9,747	$		$294,747
John P. Schmid(3)	$60,000	—		—	$60,000	$180,000	—		—	$180,000
Kenneth Bartizal, Ph.D.(3)	$71,250	—		—	$71,250	$213,750	—		—	$213,750
John Finn, Ph.D.(3)	$65,000	—		—	$65,000	$195,000	—		—	$195,000
Philippe Prokocimer, M.D.(3)	$155,000	—		—	$155,000	$232,500	—		—	$232,500

(1)	Assumes that the termination without cause or resignation for good reason in connection with a change of control occurs within the time period specified in Dr. Stein’s employment agreement.
(2)	The value of accelerated vesting is equal to an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), multiplied by the number of shares subject to accelerated vesting, less the stock option exercise price, if applicable.
(3)	Cash severance payments are available upon termination without cause but not available upon the named executive officer’s resignation for good reason.

Grants of Plan-Based Awards

All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Code. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our board of directors on the date of the grant. All stock options listed below were granted under our 2006 plan.

We omitted columns related to non-equity and equity incentive plan awards as none of our named executive officers earned any such awards during 2008. The following table sets forth certain information regarding grants of plan-based awards to our named executive officers for 2008.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)(1)	Grant Date Fair Value of Option Awards ($)(2)
Jeffrey Stein, Ph.D.(3)	5/21/2008	1,350,000	$0.15	$460,187
John P. Schmid(4)	5/21/2008	290,000	$0.15	$98,855
Kenneth Bartizal, Ph.D.(4)	1/10/2008	122,500	$0.06	$3,981
	5/21/2008	142,500	$0.15	$48,575
John Finn, Ph.D.(4)	5/21/2008	420,000	$0.15	$143,169
Philippe Prokocimer, M.D.(4)	1/10/2008	122,500	$0.06	$3,981
	5/21/2008	142,500	$0.15	$48,575

(1)	Represents the per share fair market value of our common stock, as determined in good faith by our board of directors on the grant date.
(2)	Calculated in accordance with SFAS No. 123R using the modified prospective transition method without consideration of forfeitures.
(3)	1/36th of the shares vest monthly after the vesting commencement date, subject to acceleration as described in “Post-Employment Compensation—Potential Payment Under Employment Arrangements.”
(4)	1/4th of the shares vest one year after the vesting commencement date; 1/48th of the shares vest monthly thereafter over the next three years.

Outstanding Equity Awards at December 31, 2008

The following table sets forth certain information regarding outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2008. All of the stock options in this table, with the exception of the stock options held by Dr. Stein, are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until fully vested.

	Option awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Jeffrey Stein, Ph.D.(2)	428,750		796,250	$0.06	3/20/2017	—		—
	337,500		1,012,500	$0.15	5/20/2018	—		—
John P. Schmid(3)	290,000	(4)	—	$0.15	5/20/2018	162,500	$
Kenneth Bartizal, Ph.D.(3)	142,500	(5)	—	$0.15	5/20/2018	581,875	$
John Finn, Ph.D.(3)	480,000	(6)	—	$0.06	3/20/2017	—		—
	420,000	(6)	—	$0.15	5/20/2018	—		—
Philippe Prokocimer, M.D.(3)	35,000	(7)	—	$0.06	7/18/2017	455,000	$
	122,500	(7)	—	$0.06	1/09/2018	—		—
	142,500	(7)	—	$0.15	5/20/2018	—		—

(1)	Based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus).
(2)	1/36th of the shares vest monthly after the vesting commencement date, subject to acceleration as described in “Post-Employment Compensation—Potential Payment Under Employment Arrangements.”
(3)	1/4th of the shares vest one year after the vesting commencement date; 1/48th of the shares vest monthly thereafter over the next three years.
(4)	Includes 169,167 unvested shares.
(5)	Includes 142,500 unvested shares.
(6)	Includes 680,000 unvested shares in the aggregate.
(7)	Includes 288,333 unvested shares in the aggregate.

Option Exercises and Stock Vested

The following table shows certain information regarding option exercises and stock vested during 2008 with respect to our named executive officers.

	Option Awards		Stock Awards

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
Jeffrey Stein, Ph.D.	980,000		$—		—
John P. Schmid	75,000		$62,500	$
Kenneth Bartizal	—	—	275,625	$
John Finn, Ph.D.	—	—	—		—
Philippe Prokocimer, M.D.	—	—	245,000	$

(1)	The value realized on exercise is equal to the number shares acquired on exercise multiplied by an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus).
(2)	Represents shares issued upon early exercise of unvested options that are subject to a lapsing right of repurchase until fully vested.
(3)	The value realized on vesting is equal to the number of shares acquired on exercise multiplied by an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus).

Option Repricings

We did not engage in any repricings or other modifications to any of our named executive officers’ outstanding equity awards during the year ended December 31, 2008.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. Our compensation committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our compensation committee may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Employee Benefit Plans

2006 Equity Incentive Plan

We adopted our 2006 plan in March 2006. As of September 30, 2009, 4,784,866 shares of common stock have been issued upon the exercise of options granted under our 2006 plan, options to purchase 8,239,667 shares of common stock were outstanding and 136,527 shares remained available for future grant. Upon the effective date of this offering, no further option grants will be made under our 2006 plan. We intend to grant all future equity awards under our 2010 plan and our directors’ plan. However, all stock options granted under our 2006 plan will continue to be governed by the terms of our 2006 plan.

Administration. Our board of directors administers our 2006 plan. Our board of directors, however, may delegate this authority to a committee of one or more board members. Our board has not delegated such authority. The board of directors has the authority to construe, interpret, amend and modify our 2006 plan as well as to determine the terms of an option. Our board of directors may amend or modify our 2006 plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding options unless the holder consents to that amendment or modification.

Eligibility. Our 2006 plan permits us to grant stock awards, including options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other stock awards to our employees, directors and consultants. Our board of directors has granted only stock options under our 2006 plan. A stock option may be an incentive stock option within the meaning of Section 422 of the Code or a nonstatutory stock option.

Stock Option Provisions Generally. In general, the duration of a stock option granted under our 2006 plan cannot exceed 10 years. The exercise price of a stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. Generally, an optionholder may not transfer his or her stock option other than by will or by the laws of descent and distribution unless the optionholder holds a nonstatutory stock option that provides otherwise. However, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death. Stock option agreements may provide that the stock options may be early exercised subject to our right of repurchase of unvested shares.

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power of any of our affiliates unless (a) the option exercise price is at least 110% of fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Effect on Stock Options of Certain Corporate Transactions. If we dissolve or liquidate, then outstanding stock options under our 2006 plan will terminate immediately prior to such dissolution or liquidation. However, we treat outstanding stock options differently in the following situations:

•	A sale, lease or other disposition of all or substantially all of our assets;

•	A sale or disposition of at least 90% of our outstanding securities

•	A merger or consolidation in which we are not the surviving corporation; or

•	A reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

In the event any of the above situations occurs, if the surviving entity determines not to assume, continue or substitute for these stock options, the vesting of stock options held by persons whose service with us or our affiliates has not terminated more than three months prior to the effective time of the corporate transition will accelerate in full prior to such transaction and these options will then terminate if not exercised prior to effecting such transaction.

Other provisions. If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, recapitalization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to our 2006 plan, the class and maximum number of shares that may be issued upon exercise of incentive stock options and the class and number of securities and exercise price of stock subject to outstanding options.

2010 Equity Incentive Plan

Our board of directors adopted our 2010 plan in                     2009, and we expect our stockholders will approve our 2010 plan prior to completion of this offering. Our 2010 plan will become effective immediately upon the signing of the underwriting agreement for this offering. Our 2010 plan will terminate in                      2020, unless sooner terminated by our board of directors.

Stock Awards. Our 2010 plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards and other forms of equity compensation, or collectively, stock awards. In addition, our 2010 plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, directors and consultants.

Share Reserve. Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under our 2010 plan is              shares, which is the number of shares remaining available for issuance under our 2006 plan plus              new shares. In addition, the number of shares of our common stock reserved for issuance will automatically increase (1) on January 1 of each calendar year, from January 1, 2011 through January 1, 2019, by the least of (a)     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b)              shares, or (c) a number determined by our board of directors that is less than (a) or (b) and (2) from time to time by shares that are issuable pursuant to options granted under our 2006 plan that were outstanding as of the effective date of our 2010 plan that are forfeited or expire after the effective date of our 2010 plan. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under our 2010 plan is equal to              shares.

No person may be granted stock awards covering more than                      shares of our common stock under our 2010 plan during any calendar year pursuant to stock options or stock appreciation rights. In addition, no person may be granted a performance stock award covering more than                      shares or a performance cash award covering more than $                     in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such stock awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under our 2010 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under our 2010 plan. In addition, the following types of shares under our 2010 plan may become available for the grant of new stock awards under our 2010 plan: (a) shares that are forfeited to prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of an option. Shares issued under our 2010 plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, no shares of our common stock have been issued under our 2010 plan.

Administration. Our board of directors has delegated its authority to administer our 2010 plan to our compensation committee. Subject to the terms of our 2010 plan, our board of directors or an authorized committee, referred to as the plan administrator, determines award recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration (if any) to be paid for other types of stock awards and the strike price of stock appreciation rights.

The plan administrator has the authority to reprice any outstanding stock award (by reducing the exercise price of an outstanding option, canceling an option in exchange for cash or another equity award or any other action that may be deemed a repricing under generally accepted accounting provisions) under our 2010 plan without the approval of our stockholders.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of our 2010 plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2010 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under our 2010 plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with us is terminated for cause, then the option terminates immediately. If an optionholder’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionholder, (d) a net exercise if option is a nonstatutory stock option and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates or (c) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under our 2010 plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under our 2010 plan, up to a maximum of 10 years. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. Our 2010 plan permits the grant of performance stock awards and performance cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum number of shares that may be granted to a participant in any calendar year attributable to performance stock awards may not exceed              shares of common stock and the maximum value that may be granted to a participant in any calendar year attributable to performance cash awards may not exceed $            .

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the class and maximum the number of shares reserved under our 2010 plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares subject to options, stock appreciation rights and performance stock awards and performance cash awards that can be granted in a calendar year, (d) the class and the maximum number of shares that may be issued upon exercise of incentive stock options, and (e) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Effect on Stock Awards of Certain Corporate Transactions. If we dissolve or liquidate, then outstanding stock awards under our 2006 plan will terminate immediately prior to such dissolution or liquidation. However, we treat outstanding stock awards differently in the following situations:

•	A sale, lease or other disposition of all or substantially all of our assets;

•	A sale or disposition of at least 90% of our outstanding securities

•	A merger or consolidation in which we are not the surviving corporation; or

•	A reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

In the event of certain significant corporate transactions, our board of directors has the discretion to:

•	Arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	Arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity;

•	Accelerate the vesting of a stock award and provide for its termination prior to the effective time of the corporate transaction;

•	Arrange for the lapse of any reacquisition or repurchase rights held by us with respect to the stock award

•

Provide for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionholder would have received upon the exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award; or

•	Cancel or arrange for the cancellation of the stock award, to the exact non-vested or exercised prior to the effective time of the corporate transaction.

Changes in Control. Our board of directors has the discretion to provide that a stock award under our 2010 plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under our 2010 plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement.

A change in control is the occurrence of one or more of the following events:

•	a transaction in which one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of our value or voting power;

•

a merger, consolidation or similar transaction in which the stockholders of the Company immediately before the transaction do not own at least 50% of the outstanding securities following such transaction;

•	a complete liquidation or dissolution of the company;

•	a sale, lease, license or other disposition of substantially all of our assets; or

•	a majority of the board is replaced by persons whose appointment or election is not endorsed by a majority of the board.

2010 Non-Employee Directors’ Stock Option Plan

Our board of directors adopted the directors’ plan in                      2009 and we expect our stockholders will approve our directors’ plan prior to the completion of this offering. The directors’ plan will become effective immediately upon the signing of the underwriting agreement for this offering. The directors’ plan will terminate at the discretion of our board of directors. The directors’ plan provides for the automatic grant of nonstatutory stock options to purchase shares of our common stock to our non-employee directors.

Share Reserve. An aggregate of              shares of our common stock are reserved for issuance under the directors’ plan. This amount will be increased annually on January 1, from 2011 until 2020, by the lesser of the aggregate number of shares of our common stock subject to options granted as initial grants and annual grants under the directors’ plan during the immediately preceding year or              shares. However, our board of directors will have the authority to designate a lesser number of shares by which the authorized number of shares of our common stock will be increased.

Shares of our common stock subject to stock options that have expired or otherwise terminated under the directors’ plan without having been exercised in full shall again become available for grant under the directors’ plan. Shares of our common stock issued under the directors’ plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If the exercise of any stock option granted under the directors’ plan is satisfied by tendering shares of our common stock held by the participant, then the number of shares tendered shall again become available for the grant of awards under the directors’ plan. In addition, any shares reacquired to satisfy income or employment withholding taxes shall again become available for the grant of awards under the directors’ plan.

Administration. Our board of directors has delegated its authority to administer the directors’ plan to our compensation committee.

Stock Options. Stock options will be granted pursuant to stock option agreements. The exercise price of the options granted under the directors’ plan will be equal to 100% of the fair market value of our common stock on the date of grant. Initial grants vest in equal monthly installments over three years after the date of grant and annual grants vest in equal monthly installments over 12 months after the date of grant.

In general, the term of stock options granted under the directors’ plan may not exceed 10 years. Unless the terms of an option holder’s stock option agreement provides otherwise, if an optionholder’s service relationship with us, or any affiliate of ours, ceases due to death or disability, then the optionholder or his or her beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. If an optionholder’s service with us, or any affiliate, ceases for any other reason, the optionholder may exercise the vested options for up to six months following cessation of service.

Acceptable consideration for the purchase of our common stock issued under the directors’ plan may include cash, a “net” exercise, common stock previously owned by the optionholder or a program developed under Regulation T as promulgated by the Federal Reserve Board.

Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution. However, an optionholder may transfer an option under certain circumstances with our written consent if a Form S-8 registration statement is available for the exercise of the option and the subsequent resale of the shares. In addition, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Automatic Grants.

•

Initial Grant. Any person who becomes a non-employee director after the completion of this offering will automatically receive an initial grant of an option to purchase              shares of our common stock upon his or her election or appointment, subject to adjustment by our board of directors from time to time. These options will vest in equal monthly installments over three years.

•

Annual Grant. In addition, any person who is a non-employee director on the date of each annual meeting of our stockholders automatically will be granted, on the annual meeting date, beginning with our 2010 annual meeting, an option to purchase              shares of our common stock, or the annual grant, subject to adjustment by our board of directors from time to time. However, the size of an annual grant made to a non-employee director who is elected after the completion of this offering and who has served for less than 12 months at the time of the annual meeting will be reduced pro rata for each full month prior to the date of grant during which such person did not serve as a non-employee director. These options will vest in equal monthly installments over 12 months.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split or stock dividend, the number of shares reserved under the directors’ plan the maximum number of shares by which the share reserve may increase automatically each year, the number of shares subject to the initial and annual grants and the number of shares and exercise price of all outstanding stock options will be appropriately adjusted.

Change in Control Transactions. In the event of certain change in control transactions, the vesting of options held by non-employee directors whose service is terminated generally will be accelerated in full.

Plan Amendments. Our board of directors will have the authority to amend or terminate the directors’ plan. However, no amendment or termination of the directors’ plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the directors’ plan that is required by applicable law.

2010 Employee Stock Purchase Plan

Our board of directors adopted our 2010 purchase plan in                      2009, and we expect our stockholders will approve our 2010 purchase plan prior to the completion of this offering. Our 2010 purchase plan will become effective immediately upon the signing of the underwriting agreement for this offering.

Share Reserve. Following this offering, our 2010 purchase plan authorizes the issuance of                      shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2011 through January 1, 2020, by the least of (a)             % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b)              shares or (c) a number determined by our board of directors that is less than (a) or (b). Our 2010 purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under our 2010 purchase plan.

Administration. Our board of directors has delegated its authority to administer our 2010 purchase plan to our compensation committee. Our 2010 purchase plan is implemented through a series of offerings of purchase rights to eligible employees. Under our 2010 purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. The first offering will begin on the effective date of this offering and continue for approximately 24 months with purchased occurring approximately every six months. An offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in our 2010 purchase plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under our 2010 purchase plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in our 2010 purchase plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in our 2010 purchase plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under our 2010 purchase plan at a rate in excess of $25,000 worth of our common stock-based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our 2010 purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under our 2010 purchase plan, (b) the maximum number of shares by which the share reserve may increase automatically each year and (c) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under our 2010 purchase plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments. Our board has the authority to amend or terminate our 2010 purchase plan. If our board determines that the amendment or terminating of an offering is in our best interests and the best interests of our stockholders, then our board may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, amend our 2010 purchase plan and the ongoing offering to refuse or eliminate detrimental accounting treatment or terminate any offering and refuse any money contributed back to the participants we will obtain stockholder approval of any amendment to our 2010 purchase plan as required by applicable law.

401(k) Plan

We maintain a defined contribution employee retirement plan for our employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. The 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which is $15,500 for 2008. Participants who are at least 50 years old can also make “catch-up” contributions, which in 2008 may be up to an additional $5,000 above the statutory limit. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

Non-Employee Director Compensation

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2008 to each of our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)(4)	Total ($)
David S. Kabakoff, Ph.D.	—	$15,505	$15,505
Paul Truex	—	$10,337	$10,337

(1)	Amounts shown in this column do not reflect dollar amounts actually received by our non-employee directors. Instead, these amounts reflect the dollar amount recognized for financial statement reporting purposes for the referenced fiscal year, in accordance with the provisions of SFAS No. 123(R). Assumptions used in the calculation of these amounts are included in Note 7, Stock-Based Compensation, of the Notes to our Financial Statements. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	The common stock underlying each option vests in equal installments on a monthly basis over four years after the vesting commencement date.
(3)	The aggregate number of shares subject to each director’s outstanding option awards as of December 31, 2008 was as follows: Dr. Kabakoff, 255,000 shares; Mr. Truex, 170,000 shares.
(4)	The full grant date fair value of the option awards shown above is as follows: Dr. Kabakoff, $86,828; Mr. Truex, $57,885.

We have reimbursed and will continue to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

In                     , 2009, our board of directors adopted a compensation program for our non-employee directors, or the Non-Employee Director Compensation Policy. The Non-Employee Director Compensation Policy will be effective for all of our non-employee directors on the effective date of this offering. Pursuant to the Non-Employee Director Compensation Policy, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

•	$ per year for service as a board member, payable quarterly;

•

$             per year for service as a member of the audit committee, $             per year for service as a member of the compensation committee and $             per year for service as a member of the corporate governance and nominating committee, each payable quarterly;

•	an additional $ per year for service as Chairman of the Board, payable quarterly;

•

an additional $             per year for service as chair of the audit committee, an additional $             per year for service as chair of the compensation committee and an additional $             per year for service as chair of the nominating and corporate governance committee, payable quarterly.

For a discussion of automatic equity grants under the directors’ plan, please see “Employee Benefits Plans-2010 Non-Employee Directors’ Stock Option Plan.”

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	Breach of their duty of loyalty to the corporation or its stockholders;

•	Act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	Unlawful payment of dividends or redemption of shares; or

•	Transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSACTIONS WITH RELATED PERSONS

The following is a description of transactions since June 2004 to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or to our knowledge, beneficial owners of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements, which are described under “Executive Compensation.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Policies and Procedures for Transactions with Related Persons

We have adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or other independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	The risks, costs and benefits to us;

•	The impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	The terms of the transaction;

•	The availability of other sources for comparable services or products; and

•	The terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. Our policy requires that, in reviewing a related-person transaction, our audit committee or other independent body of our board of directors must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of us and our stockholders, as our audit committee or other independent body of our board of directors determines in the good faith exercise of its discretion. We did not previously have a formal policy concerning transactions with related persons.

Preferred Stock Financings

In March 2006, we entered into a Series A Preferred Stock Purchase Agreement pursuant to which we issued and sold to investors an aggregate of 1,454,545 shares of Series A-1 preferred stock in nine separate closings from March 2006 through July 2006, at a purchase price of $0.55 per share, for aggregate consideration of $799,999.75.

In February 2007, we entered into a Series A-2 Preferred Stock Purchase Agreement pursuant to which we issued and sold to investors an aggregate of 36,463,641 shares of Series A-2 redeemable convertible preferred stock at two closings in February and November 2007, at a purchase price of $0.55 per share, for aggregate consideration of $20,000,002.

In March 2008, we issued and sold to investors an aggregate of 30,500,000 shares of Series B redeemable convertible preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $30,500,000.

The participants in these preferred stock financings included the following directors, officers and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to these related parties in these financings:

Participants(1)	Series A-1 Preferred Stock	Series A-2 Preferred Stock	Series B Preferred Stock
5% or Greater Stockholders
Sofinnova Venture Partners VII, L.P.	—	10,909,092	5,363,636
InterWest Partners IX, LP	—	9,090,910	4,469,697
Versant Venture Capital III, L.P.(2)	—	9,090,910	4,469,697
KPCB Holdings, Inc.	—	—	12,000,000
Prism Venture Partners V, L.P.(3)	—	6,909,092	3,396,970

Executive Officers and Directors
David S. Kabakoff, Ph.D.(4)	59,758	—	25,000
Jeffrey Stein, Ph.D.(5)	45,454	—	—

(1)	Additional detail regarding these stockholders and their equity holdings is provided in “Principal Stockholders.”
(2)	Represents shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P.
(3)	Represents shares held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P.
(4)	Includes 14,304 shares of Series A-1 preferred stock and 25,000 shares of Series B preferred stock held by David S. & Susan O. Kabakoff Family Trust dated 2/24/00, for which Dr. Kabakoff has shared voting and investment power, and 45,454 shares of Series A-1 preferred stock held by Strategy Advisors, LLC Defined Benefit Plan, for which Dr. Kabakoff has has sole voting and investment power.
(5)	Represents 45,454 shares of Series A-1 preferred stock held in the name of the Jeff Stein and Catherine Naughton Revocable Trust, for which Dr. Stein has shared voting and investment power.

Some of our directors are associated with our principal stockholders as indicated in the table below:

Director	Principal Stockholder
Brian G. Atwood	Versant Venture Capital III, L.P.
David S. Kabakoff, Ph.D.	Sofinnova Venture Partners VII, L.P.
Nina Kjellson	InterWest Partners IX, LP
Michael Powell, Ph.D.	Sofinnova Venture Partners VII, L.P.
Risa Stack, Ph.D.	KPCB Holdings, Inc.
Jeffrey Stein, Ph.D.	Sofinnova Venture Partners VII, L.P.

In connection with our various preferred stock financings, we entered into amended and restated investor rights, voting and right of first refusal and co-sale agreements containing voting rights, information rights, rights of first refusal and registration rights, among other things, with certain holders of our preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the completion of this offering, except for the registration rights granted under our amended and restated investor rights agreement, as more fully described below in “Description of Capital Stock—Registration Rights.”

2009 Convertible Note Financing

In November 2009, we sold $19.2 million in aggregate principal amount of secured convertible promissory notes, or the 2009 notes, in a private placement to certain of our existing investors and other parties with whom we have substantive, preexisting relationships. The 2009 notes are secured by a first priority security interest in all of our assets and are convertible into equity upon the occurrence of certain events. The 2009 notes accrue interest at a rate of 8% per annum and have a maturity date of the earliest of (1) January 31, 2011 or (2) the date we sell all or substantially all of our assets or we are acquired. The 2009 notes are automatically convertible into our common stock at a 12.5% discount to the initial public offering price, or they are alternatively convertible into shares of our Series B convertible preferred stock if we experience a change of control prior to the completion of this offering.

The participants in the 2009 convertible note financing included one of our directors and the following holders of more than 5% of our capital stock, or entities affiliated with them. The following table sets forth the loan amount provided by each such party in the 2009 convertible note financing:

Participants(1)(2)	Loan Amount(6)
5% or Greater Stockholders
Sofinnova Venture Partners VII, L.P.	$3,687,173.80
InterWest Partners IX, LP	$3,072,644.91
Versant Venture Capital III, L.P.(3)	$3,072,644.91
KPCB Holdings, Inc.	$2,719,033.07
Prism Venture Partners V, L.P.(4)	$2,335,210.28
Directors
Karin Eastham(5)	$50,000.00

(1)	For a list of our directors who are affiliated with participants in the 2009 bridge financing, see “Preferred Stock Financings” above.
(2)	Additional detail regarding these stockholders and their equity holdings is provided in “Principal Stockholders.”
(3)	Represents 2009 notes held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P.
(4)	Represents 2009 notes held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P.
(5)	Represents 2009 notes held by the Karin Eastham Defined Benefit Plan, of which Ms. Eastham is the trustee.
(6)	Represents both the largest applicable amount of principal outstanding during the period for which disclosure is presented and the principal outstanding as of November 6, 2009. No principal or interest payments have yet been made on the 2009 notes.

Employment Agreements

We have entered into employment arrangements with our executive officers, as more fully described in “Executive Compensation—Post Employment Compensation—Potential Payment Under Employment Arrangements.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in “Executive Compensation.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers, as described in “Executive Compensation—Limitation of Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock outstanding as of October 16, 2009 by:

•	Each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	Each of our directors;

•	Each of our named executive officers; and

•	All of our directors and executive officers as a group.

The percentage ownership information shown in the table is based upon 8,198,801 shares of common stock outstanding as of October 16, 2009. The number of shares and percentage of shares beneficially owned before the offering assumes the conversion of all outstanding shares of our preferred stock into 68,318,186 shares of common stock upon the completion of this offering. The number of shares and percentage of shares beneficially owned after the offering also gives effect to (1) the issuance and conversion of the 2009 notes into              shares of common stock, assuming an initial public offering price of $              per share (the mid-point of the price range set forth on the cover page of this prospectus) and conversion as of the date of issuance, and (2) the issuance by us of              shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable on December 15, 2009, which is 60 days after October 16, 2009. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Trius Therapeutics, Inc., 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Before Offering	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned
			Before Offering	After Offering
5% or greater stockholders:
Sofinnova Venture Partners VII, L.P.(1)	16,272,728		21.3%		%
140 Geary Street, 10th Floor San Francisco, CA 94108

InterWest Partners IX, LP(2).	13,560,607		17.7%		%
2710 Sand Hill Road, Second Floor Menlo Park, CA 94025

Versant Venture Capital III, L.P. and its affiliates(3)	13,560,607		17.7%		%
3000 Sand Hill Road, Building 4, Suite 210 Menlo Park, CA 94025

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned
			Before Offering	After Offering

Prism Venture Partners V, L.P. and its affiliates(4)	10,306,062		13.5%		%
117 Kendrick Street, Suite 200 Needham, MA 02494

Entities affiliated with Kleiner, Perkins, Caufield & Byers(5)	9,132,000		11.9%		%
c/o Kleiner, Perkins, Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025

Directors and named executive officers:
Michael Powell, Ph.D.(6)	16,352,728		21.3%		%
Brian G. Atwood(7)	13,640,607		17.8%		%
Nina Kjellson(8)	13,640,607		17.8%		%
Jeffrey Stein, Ph.D.(9)	3,262,565		4.2%		%
John Finn, Ph.D.(10)	2,620,000		3.4%		%
John P. Schmid(11)	1,348,500		1.8%		%
Kenneth Bartizal, Ph.D.(12)	1,055,000		1.4%		%
Philippe Prokocimer, M.D.(13)	1,015,000		1.3%		%
David S. Kabakoff, Ph.D.(14)	699,758		*		%
Paul Truex(15)	195,000		*		%
Karin Eastham(16)	150,000		*		%
Risa Stack, Ph.D.(17)	80,000		*		%
All executive officers and directors as a group (12 persons)(18)	54,059,765		66.6%		%

*	Represents beneficial ownership of less than one percent.
(1)	Includes 16,272,728 shares held by Sofinnova Venture Partners VII, L.P. In addition, the number of shares beneficially owned after the offering includes shares of common stock issuable upon conversion of a convertible note held by Sofinnova Venture Partners VII, L.P., assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus).
(2)	Includes 13,560,607 shares held by InterWest Partners IX, LP. In addition, the number of shares beneficially owned after the offering includes shares of common stock issuable upon conversion of a convertible note held by InterWest Partners IX, LP, assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus).
(3)	Includes 13,480,988 shares held by Versant Venture Capital III, L.P. In addition, the number of shares beneficially owned by Versant Venture Capital III, L.P. after the offering includes shares of common stock issuable upon conversion of a convertible note held by Versant Venture Capital III, L.P., assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus). Includes 79,619 shares held by Versant Side Fund III, L.P. In addition, the number of shares beneficially owned by Versant Side Fund III, L.P. after the offering includes shares of common stock issuable upon conversion of a convertible note held by Versant Side Fund III, L.P., assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus).
(4)

Includes 7,081,295 shares held by Prism Venture Partners V, L.P. In addition, the number of shares beneficially owned by Prism Venture Partners V, L.P. after the offering includes              shares of common stock issuable upon conversion of a convertible note held by Prism Venture Partners V, L.P., assuming an initial public offering price of $             per share (the mid-point of the price range listed on the cover page of this prospectus). Includes 3,224,767 shares held by Prism Venture Partners V-A, L.P. In addition, the number of shares beneficially owned by Prism Venture Partners V-A, L.P. after the offering

includes              shares of common stock issuable upon conversion of a convertible note held by Prism Venture Partners V-A, L.P., assuming an initial public offering price of $             per share (the mid-point of the price range listed on the cover page of this prospectus).

(5)	Includes 9,078,000 shares held by KPCB Pandemic and Bio Defense Fund, LLC and 54,000 shares held by KPCB PBD Founders Fund, LLC. The managing member of both KPCB Pandemic and Bio Defense Fund, LLC and KPCB PBD Founders Fund, LLC, or the KPCB Funds, is KPCB PBD Associates, LLC. The managers of KPCB PBD Associates, LLC, or the Managers, exercise shared voting and dispositive control over the shares held by the KPCB Funds. In addition, the number of shares beneficially owned after the offering includes shares of common stock issuable upon conversion of a convertible note held by the KPCB Funds, assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus). The shares and the convertible note are held for convenience in the name of “KPCB Holdings, Inc. as nominee,” which also holds an additional shares of common stock currently held and issuable after the offering upon conversion of the convertible notes, assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) for the accounts of the individual Managers and other individuals and entities that each exercises its own voting and dispositive control over the shares for its own account. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares.
(6)	Includes the shares of capital stock held by Sofinnova Venture Partners VII, L.P., referred to in footnote (1) above, and 80,000 shares that Dr. Powell has the right to acquire from us within 60 days of October 16, 2009 pursuant to the exercise of stock options, 25,000 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009. Dr. Powell, Dr. James I. Healy and Eric Buatois as managing general partners of Sofinnova Management VII, LLC, the general partner of Sofinnova Venture Partners VII, L.P., share voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P. Dr. Powell disclaims beneficial ownership of the shares held by Sofinnova Venture Partners VII, L.P., except to the extent of his proportionate pecuniary interest in these shares.
(7)	Includes the shares of capital stock held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. referred to in footnote (3) above and 80,000 shares that Mr. Atwood has the right to acquire from us within 60 days of October 16, 2009 pursuant to the exercise of stock options, 25,000 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009. Mr. Atwood shares voting and investment authority over the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. Mr. Atwood disclaims beneficial ownership of the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P., except to the extent of his proportionate pecuniary interest in these shares.
(8)	Includes the shares of capital stock held by InterWest Partners IX, LP, referred to in footnote (2) above and 80,000 shares that Ms. Kjellson has the right to acquire from us within 60 days of October 16, 2009 pursuant to the exercise of stock options, 25,000 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009. Harvey B. Cash, Bruce A. Cleveland, Christopher B. Ehrlich, Philip T. Gianos, Linda S. Grais, W. Stephen Holmes, Ms. Kjellson, Gilbert H. Kliman, Khaled A. Nasr, Arnold L. Oronsky, Douglas A. Pepper, Thomas L. Rosch and Michael B. Sweeney share voting and investment authority over the shares held by InterWest Partners IX, LP. Ms. Kjellson disclaims beneficial ownership of the shares held by InterWest Partners IX, LP, except to the extent of her pro rata interest in these shares.
(9)	Includes 220,000 shares held by Dr. Stein, 1,978,861 shares that Dr. Stein has the right to acquire from us within 60 days of October 16, 2009 pursuant to the exercise of stock options, and 1,063,954 shares held by the Jeff Stein and Catherine Naughton Revocable Trust. Dr. Stein is a venture partner with Sofinnova Ventures, but does not exercise voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P.
(10)	Includes 970,000 shares that Dr. Finn has the right to acquire from us within 60 days of October 16, 2009 pursuant to the exercise of stock options, 435,000 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009, and 1,650,000 shares of common stock held by John M. Finn and Deborah Finn, Trustees of the John and Debbie Finn Trust, Declaration of Trust dated February 25, 2009.

(11)	Includes 988,500 shares held by Mr. Schmid, 87,500 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009, and 360,000 shares that Mr. Schmid has the right to acquire from us within 60 days of October 16, 2009 pursuant to the exercise of stock options, 219,167 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009.
(12)	Includes 857,500 shares held by Dr. Bartizal, 339,427 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009, and 197,500 shares that Dr. Bartizal has the right to acquire from us within 60 days of October 16, 2009 pursuant to the exercise of stock options, 83,125 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009.
(13)	Includes 700,000 shares held by Dr. Prokocimer, 306,250 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009, and 280,000 shares that Dr. Prokocimer has the right to acquire from us within 60 days of October 16, 2009 pursuant to the exercise of stock options, 146,927 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009.
(14)	Includes 360,000 shares held by Dr. Kabakoff, 48,889 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009, 255,000 shares that Dr. Kabakoff has the right to acquire from us within 60 days of October 16, 2009 pursuant to the exercise of stock options, 148,750 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009, 45,454 shares held by Strategy Advisors, LLC Defined Benefit Plan and 39,304 shares held by the David S. & Susan O. Kabakoff Family Trust. Dr. Kabakoff is an executive in residence with Sofinnova Ventures, but does not exercise voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P.
(15)	Includes 25,000 shares held by Mr. Truex, 10,417 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009, and 170,000 shares that Mr. Truex has the right to acquire from us within 60 days of October 16, 2009 pursuant to the exercise of stock options, 99,167 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009.
(16)	Includes 150,000 shares that Ms. Eastham has the right to acquire from us within 60 days of October 16, 2009 pursuant to the exercise of stock options, 146,875 unvested shares of which are subject to a right of purchase in our favor as of December 15, 2009. In addition, the number of shares beneficially owned after the offering includes shares of common stock issuable upon conversion of a convertible note held by Ms. Eastham, assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus).
(17)	Includes 80,000 shares that Dr. Stack has the right to acquire from us within 60 days of October 16, 2009 pursuant to the exercise of stock options, 25,000 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009. Dr. Stack is a partner with Kleiner Perkins Caufield & Byers, but does not share voting and investment authority over the shares held by KPCB Holdings, Inc., as nominee.
(18)	Includes 792,483 unvested shares which are subject to a right of repurchase in our favor as of December 15, 2009, and 4,681,111 shares subject to options that will be exercisable within 60 days of October 16, 2009 pursuant to the exercise of stock options, 1,379,011 unvested shares of which are subject to a right of repurchase in our favor as of December 15, 2009.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares. On October 16, 2009, there were 8,198,801 shares of common stock outstanding, held of record by 47 stockholders. This amount excludes our outstanding shares of preferred stock, which will convert into 68,318,186 shares of common stock upon completion of this offering, and the 2009 notes issued as of November 5, 2009, which will convert into              shares of common stock upon completion of this offering, assuming an initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of December 31, 2009 (for purposes of calculating the accrued interest on the notes to be converted into common stock). Based on              shares of common stock outstanding as of October 16, 2009, which assumes (1) the conversion of all outstanding shares of our preferred stock, (2) the issuance and conversion of all outstanding 2009 notes, assuming an initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of December 31, 2009, and (3) the issuance by us of              shares of common stock in this offering, there will be              shares of common stock outstanding upon completion of this offering.

As of October 16, 2009, there were 8,239,667 shares of common stock subject to outstanding options under our 2006 plan and up to 568,271 shares of preferred stock subject to outstanding warrants.

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

On October 16, 2009, there were 68,318,186 shares of preferred stock outstanding, held of record by 34 stockholders. Upon completion of this offering, all outstanding shares of preferred stock will have been converted into 68,318,186 shares of our common stock. Immediately prior to completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of September 30, 2009, there were outstanding warrants to purchase the following shares of our capital stock:

Description	# of Shares of Common Stock After this Offering	Weighted Average Exercise Price After this Offering
Series A-1 Preferred Stock	221,908	$0.55
Series A-2 Preferred Stock	346,363	$0.55

In November 2004, in connection with an equipment lease line with Forsythe Biotechnology Group, Inc., we issued a warrant to purchase 140,909 shares of our Series A-1 preferred stock, at an initial exercise price of $0.55 per share. The warrant is exercisable for five years from the offering date set forth on the cover page of this prospectus.

In December 2005 and October 2006, in connection with our equipment lease line with VenCore Solutions, LLC, we issued warrants to purchase an aggregate of 80,999 shares of our Series A-1 preferred stock at an initial exercise price of $0.55 per share. In June 2007, we issued an additional warrant to VenCore Solutions, LLC, in connection with our equipment lease line, to purchase 40,909 shares of our Series A-2 preferred stock at an initial exercise price of $0.55 per share. The warrants are exercisable until December 2015, October 2016 and June 2017, respectively.

In September 2007, in connection with a loan and security agreement with TriplePoint Capital, LLC, we issued a warrant to purchase an aggregate of 305,454 shares of our Series A-2 preferred stock at an initial exercise price of $0.55 per share. The warrant is exercisable for five years from the offering date set forth on the cover page of this prospectus.

Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

The holders of certain of these warrants are entitled to registration rights under our amended and restated investor rights agreement, as described in “Registration Rights” below.

Registration Rights

Under our amended and restated investor rights agreement, 180 days after the public offering date set forth on the cover page of this prospectus, the holders of              shares of common stock, or their transferees, have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file. In addition, 180 days after the public offering date set forth on the cover page of this prospectus, TriplePoint Capital, LLC or its transferee, has the Form S-3 registration rights and “piggyback” registration rights as described below, with respect to the 305,454 shares of common stock issuable upon exercise of its warrant. In addition, following the completion of this offering, VenCore Solutions LLC or its transferee has “piggyback” registration rights as described below with respect to the 121,908 shares of common stock issuable upon exercise of its warrants.

Demand Registration Rights. At any time beginning on the earlier of (1) March 19, 2011 and (2) 180 days after the public offering date set forth on the cover page of this prospectus, the holders of at least 20% of the shares (or the holders of less than 20% so long as the aggregate number of securities requested to be sold under such registration statement is at least $5,000,000) having demand registration rights have the right to make up to two demands that we file a registration statement, subject to specified exceptions, conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, one or more holders of registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights. If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 20% of the total number of shares included in the registration statement, except this offering in which the holders have waived any and all rights to have their shares included.

Expenses of Registration. Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights. The demand, piggyback and Form S-3 registration rights discussed above will terminate five years following the closing of this offering or, as to a given holder of registrable securities, when such holder is able to sell all of their registrable securities in a single 90-day period under Rule 144 of the Securities Act.

Delaware Anti-Takeover Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	Any merger or consolidation involving the corporation and the interested stockholder;

•	Any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	Subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

Subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	The receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

Permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change of control);

•	Provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

Provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	Divide our board of directors into three classes;

•	Require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

Provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

Do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•

Provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Listing on the Nasdaq Global Market

We have applied for listing on the Nasdaq Global Market under the symbol “TSRX,” subject to official notice of issuance.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent and registrar’s address is                     .

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder that acquires our common stock pursuant to this offering. For the purpose of this discussion, a non-United States holder is any beneficial owner of our common stock that, for United States federal income tax purposes, is not a partnership or a United States person. For purposes of this discussion, the term United States person means:

•	An individual who is a citizen or resident of the United States;

•	A corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	An estate whose income is subject to United States federal income tax regardless of its source; or

•

A trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has in effect a valid election to be treated a United States person.

If a partnership (or an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that a non-United States holder will hold our common stock issued pursuant to this offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. Certain former citizens or residents of the United States, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions and investors that hold common stock as part of a hedge, straddle, conversion transaction, synthetic security or other integrated investment are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-United States holder to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

As described above under “Dividend Policy,” we have not paid any dividends on our common stock and we do not plan to pay any dividends in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and will first reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then will be treated as gain from the sale of the common stock as described below under “—Gain on Disposition of Common Stock.”

Dividends paid (out of earnings and profits) to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-United States holder within the United States. To receive a reduced rate of withholding under a tax treaty, a non-United States holder must provide us with an Internal Revenue Service, or IRS, Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained in the United States by such holder) generally are not subject to withholding tax, provided certain certifications are met. Such effectively connected dividends, net of certain deductions and credits, are taxed at the graduated United States federal income tax rates applicable to United States persons, unless an applicable tax treaty provides otherwise. To claim an exemption from withholding because the income is effectively connected with a United States trade or business of the non-United States holder, the non-United States holder must provide a properly executed IRS Form W-8ECI, or such successor form as the IRS designated prior to the payment of dividends. In addition to the graduated tax described above, dividends that are effectively connected with a United States trade or business of a corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-United States holder of common stock may obtain a refund or credit of any excess amounts withheld if an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-United States holder generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•

The gain is effectively connected with a United States trade or business of the non-United States holder (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained in the United States by such holder);

•

The non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

Our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a United States real property holding corporation for United States federal income tax purposes.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to United States federal income tax on a net basis at the graduated United States federal income tax rate, applicable to United States persons and, in the case of corporate holders, the branch profits tax may also apply. Gain described in the second bullet point above (which may be offset by certain United States source capital losses) will be subject to a flat 30% United States federal income tax or such lower rate as may be specified by an applicable tax treaty.

If we were to become a United States real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a disposition of our common stock by a non-United States holder would be subject to United States federal income tax at the graduated United States federal income tax rates applicable to United States persons if the non-United States holder owned (directly, indirectly or constructively) more than 5% of our common stock during the applicable period or our common stock were not “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code). We believe that our stock will be treated as so traded.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the beneficial owner is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of October 16, 2009, upon completion of this offering,              shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining              shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	No restricted shares will be eligible for immediate sale upon the completion of this offering;

•	Up to restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements at least 180 days after the date of this offering; and

•

The remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods under Rule 144, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	The average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

•

Persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

Our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of September 30, 2009, options to purchase a total of 8,239,667 shares of common stock were outstanding, of which 3,778,645 were vested. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed that for a period of 180 days after the date of this prospectus, subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. Upon expiration of the “lock-up” period, certain of our stockholders and warrantholders will have the right to require us to register their shares under the Securities Act. See “Registration Rights” below.

Registration Rights

Upon completion of this offering, the holders of 68,318,186 shares of our common stock and warrants to purchase up to 568,271 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our 2006 plan, 2010 plan, directors’ plan and 2010 purchase plan. The registration statements are expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Piper Jaffray & Co.
Canaccord Adams Inc.
JMP Securities LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed that, subject to certain limited exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the ‘lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers, directors and substantially all of our security holders have agreed that, subject to certain limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the ‘lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of our common stock on the Nasdaq Global Market under the symbol “TSRX.”

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their respective affiliates have provided and may in the future provide financial advisory, commercial banking and/or investment banking services for us for which they may receive customary compensation in the future.

Prior to this offering, there was no public market for our common stock. The initial public offering price was determined by negotiation by us and the representative of the underwriters. The principal factors considered in determining the initial public offering price include:

•	The information set forth in this prospectus and otherwise available to the representative;

•	Our history and prospects and the history of, and prospects for, the industry in which we compete;

•	Our past and present financial performance and an assessment of our management;

•	Our prospects for future earnings and the present state of our development;

•	The general condition of the securities markets at the time of this offering;

•	The recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	Other factors deemed relevant by the underwriters and us.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO INVESTORS

Notice to Canadian Residents

Resale Restrictions

The distribution of the shares of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of the shares of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of our common stock.

Representations of Purchasers

By purchasing shares of our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	The purchaser is entitled under applicable provincial securities laws to purchase the shares of our common stock without the benefit of a prospectus qualified under those securities laws;

•	Where required by law, that the purchaser is purchasing as principal and not as agent;

•	The purchaser has reviewed the text above under Resale Restrictions; and

•

The purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of our common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of our common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of our common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of our common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares of our common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of

Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of our common stock in their particular circumstances and about the eligibility of the shares of our common stock for investment by the purchaser under relevant Canadian legislation.

Notice to Residents of European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

•	To legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

To any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	To fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	In any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Residents of the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

•

It has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•

It has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Residents of Japan

The underwriters will not offer or sell any of the shares of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

The underwriters and each of their affiliates have not (1) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, the shares of our common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (2) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the shares of our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

This prospectus or any other offering material relating to the shares of our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares of our common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the shares of our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to the shares of our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to the shares of our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of the shares of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Residents of France

The shares of our common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of our common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the shares of our common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Notice to Residents of the Netherlands

The shares of our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of the shares of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of the shares of our common stock, and this prospectus or any other offering material relating to the shares of our common stock may not be considered an offer or the prospect of an offer to sell or exchange the shares of our common stock.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, San Diego, California. Latham & Watkins LLP, San Diego, California, is counsel for the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2007 and 2008, and for each of the three years in the period ended December 31, 2008, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121, (858) 452-0370.

Upon completion of this offering, we will be subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at http://www.triusrx.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

TRIUS THERAPEUTICS, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2007 and 2008 and September 30, 2009 (unaudited)	F-3

Statements of Operations for the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2008 (unaudited) and 2009 (unaudited)	F-4

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009 (unaudited)	F-5

Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2008 (unaudited) and 2009 (unaudited)	F-7

Notes to Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Trius Therapeutics, Inc.

We have audited the accompanying balance sheets of Trius Therapeutics, Inc. as of December 31, 2007 and 2008, and the related statements of operations, statements of convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trius Therapeutics, Inc. at December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California

November 6, 2009

Trius Therapeutics, Inc.

Balance Sheets

(In thousands except share and per share data)

				Pro Forma Stockholders' Equity at September 30, 2009
	December 31,		September 30, 2009
	2007	2008
Assets			(Unaudited)
Current assets:
Cash and cash equivalents	$11,534	$14,511	$7,007
Short-term investments	—	7,150	—
Accounts receivable	158	657	1,231
Prepaid expenses and deposits	665	492	273

Total current assets	12,357	22,810	8,511
Property and equipment, net	784	1,035	623
Other assets	20	20	37

Total assets	$13,161	$23,865	$9,171

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$900	$1,740	$1,767
Accrued payroll and related expenses	378	338	324
Current portion of capital lease obligation	205	156	103
Deferred revenue	280	37	2

Total current liabilities	1,763	2,271	2,196
Capital lease obligation, net of current portion	191	71	—
Preferred stock warrant liability	203	415	405	$—
Convertible preferred stock, $0.0001 par value: 1,676,453 shares authorized at December 31, 2007 and 2008 and September 30, 2009; 1,454,545 shares issued and outstanding at December 31, 2007 and 2008 and September 30, 2009; and liquidation preference of $800 at December 31, 2007 and 2008 and September 30, 2009; no shares issued or outstanding pro forma (unaudited)	729	729	729	—
Redeemable convertible preferred stock, $0.0001 par value: 37,168,185 shares authorized at December 31, 2007 and 68,168,186 shares authorized at December 31, 2008 and September 30, 2009; 36,363,641 shares issued and outstanding at December 31, 2007 and 66,863,641 shares issued and outstanding at December 31, 2008 and September 30, 2009; and liquidation preference of $20,000 at December 31, 2007 and $50,500 at December 31, 2008 and September 30, 2009; no shares issued or outstanding pro forma (unaudited)	19,904	50,325	50,346	—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value: 90,000,000 shares authorized, 4,031,055, 8,166,055 and 8,198,801 shares issued and outstanding at December 31, 2007 and 2008 and at September 30, 2009, respectively, and 76,516,987 issued and outstanding pro forma (unaudited)	—	1	1	8
Additional paid-in capital	106	593	1,436	52,909
Accumulated other comprehensive income	—	12	—	—
Accumulated deficit	(9,735)	(30,552)	(45,942)	(45,942)

Total stockholders’ equity (deficit)	(9,629)	(29,946)	(44,505)	$6,975

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$13,161	$23,865	$9,171

See accompanying notes.

Trius Therapeutics, Inc.

Statements of Operations

(In thousands except per share data)

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Revenues:
NIH grants	$1,363	$679	$429	$429	$—
Contract research	232	141	658	25	3,949
Collaborations	—	345	243	226	35

Total revenues	1,595	1,165	1,330	680	3,984
Operating expenses:
Research and development	1,715	8,517	20,086	13,468	16,564
General and administrative	455	1,546	2,290	1,790	2,790

Total operating expenses	2,170	10,063	22,376	15,258	19,354

Loss from operations	(575)	(8,898)	(21,046)	(14,578)	(15,370)
Other income (expense):
Interest income	10	308	582	491	36
Interest expense	(171)	(170)	(297)	(290)	(13)
Other income (expense)	—	12	(30)	(59)	(22)

Total other income (expense)	(161)	150	255	142	1

Net loss	(736)	(8,748)	(20,791)	(14,436)	(15,369)
Accretion of deferred financing costs on redeemable convertible preferred stock	—	(8)	(26)	(19)	(21)

Net loss attributable to common stockholders	$(736)	$(8,756)	$(20,817)	$(14,455)	$(15,390)

Net loss per share, basic and diluted	$(0.43)	$(3.70)	$(4.67)	$(3.44)	$(2.62)

Weighted-average shares outstanding, basic and diluted	1,703	2,369	4,453	4,196	5,869

Pro forma net loss per share, basic and diluted (unaudited)			$(0.31)		$(0.21)

Weighted-average pro forma shares outstanding, basic and diluted (unaudited)			66,188		74,187

See accompanying notes.

Trius Therapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands except share and per share data)

	Series A-1 Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2005 (unaudited)	—	$—	—	$—	—	$–	2,653,935	$—	$91	$—	$(243)	$(152)
Issuance of common stock at $0.02 per share in March 2006	—	—	—	—	—	—	760,000	—	16	—	—	16
Issuance of 40,090 warrants to purchase Series A-1 preferred stock at $0.55 per share in October 2006	—	—	—	—	—	—	—	—	18	—	—	18
Issuance of Series A-1 convertible preferred stock in March and July 2006 at $0.55 per share and $71 in financing costs	1,454,545	729	—	—	—	—	—	—	—	—	—	—
Reclassification of warrant liability upon adoption of new accounting standard	—	—	—	—	—	—	—	—	(98)	—	—	(98)
Stock-based compensation—employees	—	—	—	—	—	—	—	—	9	—	—	9
Stock-based compensation—consultants	—	—	—	—	—	—	—	—	2	—	—	2
Net loss	—	—	—	—	—	—	—	—	–	—	(736)	(736)

Balance at December 31, 2006	1,454,545	729	—	—	—	—	3,413,935	—	38	—	(979)	(941)
Issuance of common stock for cash at $0.06 per share	—	—	—	—	—	—	77,000	—	5	—	—	5
Repurchases of common stock	—	—	—	—	—	—	(77,000)	—	–	—	—	—
Issuance of common stock upon the exercise of options for cash at $0.06 per share	—	—	—	—	—	—	617,120	—	28	—	—	28
Early exercise of common stock subject to repurchase	—	—	—	—	—	—	—	—	(37)	—	—	(37)
Vesting of early-exercised stock options	—	—	—	—	—	—	—	—	10	—	—	10
Issuance of Series A-2 redeemable convertible preferred stock in February and November 2007 at $0.55 per share and $103 in financing costs	—	—	36,363,641	19,896	—	—	—	—	—	—	—	—
Stock-based compensation—employees	—	—	—	—	—	—	—	—	55	—	—	55
Stock-based compensation—consultants	—	—	—	—	—	—	—	—	7	—	—	7
Accretion of deferred financing costs on redeemable convertible preferred stock	—	—	—	8	—	—	—	—	—	—	(8)	(8)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(8,748)	(8,748)

Balance at December 31, 2007	1,454,545	729	36,363,641	19,904	—	—	4,031,055	—	106	—	(9,735)	(9,629)

See accompanying notes.

Trius Therapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(Continued)

(In thousands except share and per share data)

	Series A-1 Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	1,454,545	$729	36,363,641	$19,904	—	$—	4,031,055	$—	$106	$—	$(9,735)	$(9,629)
Issuance of common stock upon exercise of options for cash at $0.06 per share	—	—	—	—	—	—	4,135,000	1	248	—	—	249
Early exercise of common stock subject to repurchase	—	—	—	—	—	—	—	—	(248)	—	—	(248)
Vesting of early-exercised stock options	—	—	—	—	—	—	—	—	143	—	—	143
Issuance of Series B redeemable convertible preferred stock in March 2008 at $1.00 per share and $104 in financing costs	—	—	—	—	30,500,000	30,395	—	—	—	—	—	—
Stock-based compensation—employees	—	—	—	—	—	—	—	—	303	—	—	303
Stock-based compensation—consultants	—	—	—	—	—	—	—	—	41	—	—	41
Accretion of deferred financing costs on redeemable convertible preferred stock	—	—	—	13	—	13	—	—	—	—	(26)	(26)
Components of comprehensive loss:
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	—	—	—	—	—	(20,791)	(20,791)

Comprehensive loss												(20,779)

Balance at December 31, 2008	1,454,545	729	36,363,641	19,917	30,500,000	30,408	8,166,055	1	593	12	(30,552)	(29,946)
Issuance of common stock upon exercise of options for cash at $0.06 and $0.15 per share (unaudited)	—	—	—	—	—	—	32,746	—	3	—	—	3
Early exercise of common stock subject to repurchase (unaudited)	—	—	—	—	—	—	—	—	(3)	—	—	(3)
Vesting of early-exercised stock options (unaudited)	—	—	—	—	—	—	—	—	50	—	—	50
Stock-based compensation—employees (unaudited)	—	—	—	—	—	—	—	—	724	—	—	724
Stock-based compensation—consultants (unaudited)	—	—	—	—	—	—	—	—	69	—	—	69
Accretion of deferred financing costs on redeemable convertible preferred stock (unaudited)	—	—	—	10	—	11	—	—	—	—	(21)	(21)
Components of comprehensive loss:
Unrealized loss on marketable securities (unaudited)	—	—	—	—	—	—	—	—	—	(12)	—	(12)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(15,369)	(15,369)

Comprehensive loss (unaudited)												(15,381)

Balance at September 30, 2009	1,454,545	$729	36,363,641	$19,927	30,500,000	$30,419	8,198,801	$1	$1,436	$—	$(45,942)	$(44,505)

See accompanying notes.

Trius Therapeutics, Inc.

Statements of Cash Flows

(In thousands)

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(Unaudited)
Operating activities
Net loss	$(736)	$(8,748)	$(20,791)	$(14,436)	$(15,369)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	110	263	544	345	545
Stock-based compensation	11	62	344	212	793
(Gain) loss on remeasurement of preferred stock warrant	—	(18)	212	182	(10)
Amortization of debt issuance costs and investment premium (discount)	35	36	75	(189)	206
Gain on the sale of investments	—	—	(13)	—	—
Loss on disposal of equipment	—	—	—	—	18
Deferred rent	(8)	(33)	—	—	—
Deferred revenue	10	279	(243)	(226)	(35)
Changes in operating assets and liabilities:
Accounts receivable	(30)	(128)	(499)	134	(574)
Prepaid expenses and deposits	(23)	(642)	173	90	202
Accounts payable and accrued liabilities	61	854	840	875	26
Accrued payroll and related expenses	145	(26)	(147)	(231)	33

Net cash used in operating activities	(425)	(8,101)	(19,505)	(13,244)	(14,165)

Investing activities
Purchases of short-term investments	—	—	(48,399)	(36,445)	(3,559)
Maturities of short-term investments	—	—	22,571	15,726	10,500
Sales of short-term investments	—	—	18,703	—	—
Purchases of property and equipment	(65)	(835)	(795)	(706)	(151)

Net cash provided by (used in) investing activities	(65)	(835)	(7,920)	(21,425)	6,790

Financing activities
Proceeds from debt financing	110	412	—	—	—
Payments on debt financing	(119)	(164)	(242)	(180)	(133)
Proceeds from issuance of common stock and exercise of stock options	21	34	249	242	4
Proceeds from issuance of convertible preferred stock, net of issuance costs	729	—	—	—	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	19,896	30,395	30,395	—

Net cash provided by (used in) financing activities	741	20,178	30,402	30,457	(129)

Net increase (decrease) in cash and cash equivalents	251	11,242	2,977	(4,212)	(7,504)
Cash and cash equivalents at beginning of period	41	292	11,534	11,534	14,511

Cash and cash equivalents at end of period	$292	$11,534	$14,511	$7,322	$7,007

Supplemental cash flow information
Cash paid for interest	$39	$36	$44	$36	$12

Issuance of preferred stock warrants in connection with capital leases	$18	$124	$—	$—	$—

See accompanying notes.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

Note 1—Organization and Summary of Significant Accounting Policies

Organization

Trius Therapeutics, Inc. (the “Company”) was originally incorporated in California in June 2004 as RexC Pharmaceuticals, Inc. and changed its name to Rx3 Pharmaceuticals, Inc. in September 2004. In February 2007, the Company changed its name to Trius Therapeutics, Inc. and reincorporated in Delaware in December 2007. The Company is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious, life-threatening infections.

Liquidity

The Company has incurred net losses from operations since its inception and had a deficit accumulated of $45.9 million as of September 30, 2009. To date, the Company has no product candidates that have been approved for marketing and sale, and management expects operating losses to continue through the foreseeable future until any of its product candidates are approved and commercialized. In order to continue its operations, the Company must raise additional funds through equity or debt financings or generate revenues from collaborative partners through a combination of research funding, up-front license fees, milestone payments and royalties or revenue. There can be no assurance that the Company will be able to obtain additional equity or debt financing on terms acceptable to the Company, or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s business, results of operations and financial condition. With the Company’s completion of its debt financing in November 2009 (Note 11), management believes that the Company has sufficient capital to fund its operations at least through December 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities three months or less from the date of purchase to be cash equivalents.

Short-term Investments

The Company classifies all securities as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. These securities are carried at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale securities, if any, are determined on a specific identification basis.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and short-term investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. Additionally, the Company has established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity.

Accounts Receivable

Accounts receivable at September 30, 2009 and December 31, 2008 represent amounts due under a federal contract with the National Institute of Allergy and Infectious Diseases (“NIAID”), a part of the National Institutes of Health (“NIH”). Accounts receivable at December 31, 2007 represent an amount due under a Small Business Innovative Research (“SBIR”) grant from the NIH.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets, generally three years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful economic lives of the related assets.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. The Company will record impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. While the Company’s current and historical operating losses and cash flows are indicators of impairment, the Company believes the future cash flows to be received support the carrying value of its long-lived assets and, accordingly, the Company has not recognized any impairment losses through September 30, 2009.

Preferred Stock Warrant Liability

Warrants to purchase the Company’s convertible preferred stock are classified as liabilities and are recorded at estimated fair value. At each reporting period, any change in fair value of the freestanding warrants is recorded as interest expense (income).

Unaudited Interim Financial Data

The accompanying balance sheet as of September 30, 2009, statements of operations and of cash flows for the nine months ended September 30, 2008 and 2009 and the statements of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2009 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments necessary to state fairly the Company’s financial position as of September 30, 2009 and the results of operations and cash flows for the nine months ended September 30, 2008 and 2009. The financial data and other information disclosed in these notes to the financial statements related to the nine-month periods ended September 30, 2008 and 2009 are unaudited. The results for the nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009 or for any other interim period.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

Unaudited Pro Forma Stockholders’ Equity

In November 2009, the Company’s Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (“SEC”) to sell shares of its common stock to the public in an initial public offering (the “IPO”). The Company plans to file its initial S-1 registration statement with the SEC on November 6, 2009. All of the Company’s convertible preferred stock outstanding at September 30, 2009 will convert into 68,318,186 shares of common stock upon completion of the IPO, assuming a conversion ratio of one share of common stock for every one share of convertible preferred stock. Unaudited pro forma stockholders’ equity assumes the conversion of all preferred stock into shares of common stock and the conversion of all outstanding preferred stock warrants to purchase 568,271 shares to common stock warrants to purchase an equivalent number of shares, resulting in the preferred stock warrant liability being reclassified to additional paid-in capital.

Revenue Recognition

The Company’s revenues generally consist of federal contract and grant revenues and fees for research services from license or collaboration agreements. The Company recognizes revenues when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products and/or services has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

For arrangements that include multiple deliverables, the Company identifies separate units of accounting if certain criteria are met. The consideration for the arrangement is allocated to the separate units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. The Company recognizes revenue on development and collaboration agreements, including upfront payments, when they are considered combined units of accounting, over the expected life of the development and collaboration agreement on a straight-line basis. Amounts received in advance of services performed are recorded as deferred revenue until earned.

Research and Development Expenses

Research and development expenses include related salaries, benefits, license fees paid to third parties for use of their intellectual property, stock-based compensation, costs to third-party contractors to perform research, conduct clinical trials and develop drug materials, associated overhead expenses and facilities costs. Research and development costs are expensed as incurred.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain.

Stock-Based Compensation

The Company accounts for stock compensation by measuring and recognizing compensation expense for all share based payments made to employees and directors based on estimated grant date fair values. The Company uses the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period, and estimates the fair value of share-based awards to employees and directors using the Black-Scholes option-valuation model. The Black-Scholes model requires the

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

input of subjective assumptions, including volatility, the expected term and the fair value of the underlying common stock on the date of grant, among other inputs.

Stock options granted to non-employees are accounted for using the fair value approach. Stock options granted to non-employees are subject to periodic revaluation over their vesting terms.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company’s only component of other comprehensive income (loss) is unrealized gains (losses) on available-for-sale securities.

Income Taxes

The Company adopted the new provisions of the accounting guidance on accounting for uncertainty in income taxes on January 1, 2007. The revised guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Upon implementation of the revised guidance, the Company had no unrecognized tax benefits. As of September 30, 2009, there are no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the Company’s effective tax rate.

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and the tax reporting basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Net Loss per Common Share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, preferred stock, stock options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

The following table presents the computation of basic and diluted net loss per common share (in thousands, except share and per share data):

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
Historical net loss per share
Numerator
Net loss per common share	$(736)	$(8,756)	$(20,817)	$(14,455)	$(15,390)
Denominator
Weighted-average common shares outstanding	3,297	3,473	7,561	7,363	8,186
Less: Weighted-average shares subject to repurchase	(1,594)	(1,104)	(3,108)	(3,167)	(2,317)

Denominator for basic and diluted net loss per share	1,703	2,369	4,453	4,196	5,869

Basic and diluted net loss per share	$(0.43)	$(3.70)	$(4.67)	$(3.44)	$(2.62)

Pro forma net loss per common share (unaudited)
Numerator
Net loss per common share used to compute pro forma net loss per share			$(20,817)		$(15,390)

Denominator
Basic and diluted weighted-average common shares, as used above			4,453		5,869
Add: Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock			61,735		68,318

Weighted-average shares used in computing pro forma basic and diluted net loss per common share			66,188		74,187

Pro forma basic and diluted net loss per common share			$(0.31)		$(0.21)

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

Potentially dilutive securities not included in the calculation of diluted net loss per common share because to do so would be anti-dilutive are as follows (in common equivalent shares):

	As of December 31,			As of September 30,
	2006	2007	2008	2008	2009
Preferred stock	1,454,545	37,818,186	68,318,186	68,318,186	68,318,186
Preferred stock warrants	568,271	568,271	568,271	568,271	568,271
Common stock subject to repurchase	1,370,827	1,171,634	2,840,651	3,092,266	2,840,651
Common stock options	509,320	6,157,200	6,602,700	6,742,700	8,239,667

	3,902,963	45,715,291	78,329,808	78,721,423	79,966,775

Segments

The Company operates in only one segment. Management uses cash flows as the primary measure to manage its business and does not segment its business for internal reporting or decision making.

Recent Accounting Pronouncements

In June 2009, new guidance was issued which establishes the Financial Accounting Standards Board’s Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of the new guidance, the Company has removed all references to GAAP in its financial statements. The adoption of the new guidance had no impact on the Company’s financial position or results of operations.

Effective with the September 30, 2009 financial statements, the Company implemented the new accounting standard on subsequent events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of the new standard did not impact the Company’s financial position or results of operations. The Company has evaluated subsequent events through November 6, 2009.

In November 2007, new accounting guidance was issued, which is effective for the Company on January 1, 2009, that requires disclosure of the nature and purpose of the Company’s significant collaborative arrangements in the annual financial statements, including the Company’s rights and obligations under any arrangement, the amount and income statement classification of significant financial expenditures and commitments, and a description of accounting policies for the arrangement. The Company was required to apply the new guidance as a change in accounting principle through retrospective application to all prior periods for all applicable collaborative arrangements existing as of the effective date. There was no impact to the Company’s results of operations or financial position upon adoption of this standard.

In October 2009, new accounting guidance was issued to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. The new accounting guidance is effective beginning January 1, 2011. Earlier application is permitted. The Company is currently evaluating both the timing and the impact of the pending adoption of the new accounting guidance on its financial statements.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

Note 2—Balance Sheet Components

Cash, Cash Equivalents and Short-Term Investments

Cash, cash equivalents and short-term investments totaled $11.5 million, $21.7 million and $7.0 million as of December 31, 2007 and 2008, and September 30, 2009, respectively. Short-term investments classified as available-for-sale securities at December 31, 2008 had an amortized cost of $7.1 million, gross unrealized gains of $12,000, and an estimated fair value of $7.1 million. There were no short-term investments at December 31, 2007 and September 30, 2009. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity.

Fair Value Measurements

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and long-term warrant liabilities related to warrants to purchase preferred stock. Marketable securities consist of available-for-sale securities that are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders’ equity. Effective January 1, 2008, the Company adopted new accounting guidance which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. The new guidance requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurement be classified and disclosed in one of the following three categories:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

The adoption of the new guidance did not have a material impact on the Company’s financial statements. The Company measures available-for-sale securities at fair value on a recurring basis. The fair value of cash equivalents and marketable securities is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The fair value of long-term preferred stock warrant liabilities is determined based on “Level 3” inputs and utilizing the Black-Scholes option pricing model. The following table provides reconciliation for all liabilities measured at fair value using significant unobservable inputs (Level 3) for the period from adoption through September 30, 2009.

Fair Value Measurements at Reporting Date Using Significant Unobservable Inputs (Level 3)
(In thousands)
Balance at January 1, 2008	$—
Transfer of preferred stock warrant liabilities to Level 3 upon adoption	203
Changes in fair value	212

Fair value at December 31, 2008	415
Changes in fair value	(10)

Fair value at September 30, 2009	$405

Property and Equipment, Net

	December 31,		September 30, 2009
	2007	2008
	(In thousands)
Lab equipment	$913	$1,236	$1,299
Furniture and fixtures	45	110	112
Office equipment	121	325	381
Software	11	56	59
Leasehold improvements	163	308	314

	1,253	2,035	2,165
Less accumulated depreciation	(469)	(1,000)	(1,542)

	$784	$1,035	$623

Depreciation expense was $110,000, $263,000, and $544,000 for the years ended December 31, 2006, 2007, and 2008, respectively, and $345,000 and $545,000 for the nine months ended September 30, 2008 and 2009, respectively. The depreciation of equipment under capital leases is included in depreciation expense.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

Accounts Payable and Accrued Liabilities

	December 31,		September 30, 2009
	2007	2008
	(In thousands)
Accounts payable	$409	$412	$764
Accrued research and development contracts	491	1,328	1,003

	$900	$1,740	$1,767

Note 3—Significant Agreements and Contracts

License Agreements

In January 2007, the Company entered into a license agreement whereby the Company acquired the rights to certain proprietary materials and information related to DA-7128 (now known as TR-701 or Torezolid) from Dong-A Pharmaceuticals. As consideration for the license, the Company paid an up-front non-refundable, non-creditable payment of $500,000 in February 2007. The Company also paid $700,000 in December 2007 and $500,000 in September 2008 related to milestones under the license agreement. The Company recorded the payments as research and development expense. The agreement requires future payments of up to an aggregate of $15.5 million between completion of Phase 2 and registration of the product in various regions.

In August 2004, the Company entered into a license agreement whereby the Company acquired the rights to certain proprietary materials and information related to two antibiotic discovery programs from Takeda San Diego, Inc. As consideration for the license, the Company paid a $50,000 initial license fee in March 2006 and a subsequent license fee of $75,000 in July 2006, and it also paid a final license fee of $375,000 in March 2007. The Company recorded the payments as research and development expense. The agreement requires no further milestone and/or royalty payments.

Contract Research

In September 2008, the Company entered into a five-year federal contract with the NIAID under which the Company is advancing the development of a novel gram-negative antibiotic. This is a cost reimbursement contract with a total potential contract value of $27.7 million. The Company recognizes revenues under this contract as the services are performed. The Company recorded revenues under this contract of $658,000 for the year ended December 31, 2008 and $25,000 and $3.9 million for the nine months ended September 30, 2008 and 2009, respectively.

The Company has entered into various other service contracts with third parties for research efforts. The Company recognizes revenues as the services are performed. Revenues under these contracts were $232,000 and $141,000 for the years ended December 31, 2006 and 2007, respectively. There were no revenues under these contracts for the year ended December 31, 2008 and the nine months ended September 30, 2009. Amounts received in advance of services performed are recorded as deferred revenue until earned.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

NIH Grants

In July 2008, the Company completed services in connection with the most recent of its SBIR grants from the NIH. The Company recorded revenues under these grants of $1.4 million, $679,000 and $429,000 for the years ended December 31, 2006, 2007 and 2008, respectively. Grant revenues for the nine months ended September 30, 2008 were $429,000. There were no NIH grant revenues recorded for the nine months ended September 30, 2009.

Collaborations

In April 2007, the Company entered into a collaboration and license agreement with Rishi Pharmaceuticals, Inc. (“Rishi”) whereby the Company licensed certain compounds and intellectual property related to a preclinical research program with Rishi. The Company received an up-front payment of $250,000 and Rishi agreed to support the cost of two Trius employees for a minimum of one year to further the compound’s development. The up-front payment and employee funding are recognized as the services are performed. Revenues recognized under this contract were $345,000 and $243,000 for the years ended December 31, 2007 and 2008 respectively and $226,000 and $35,000 for the nine months ended September 30, 2008 and 2009, respectively. The Company will receive product royalties if the compounds become marketed products.

Note 4—Financing Obligations

In January 2005, the Company completed the $75,000 financing of laboratory equipment purchased under a capital lease arrangement with Forsythe Biotechnology Group (“Forsythe”). The lease had an effective interest rate of 16.3% and a term of 27 months.

In 2005, 2006 and 2007, the Company financed previously purchased equipment for $340,000, $449,000 and $393,000, respectively, with Forsythe and VenCore Solutions LLC. Under the agreements, the Company is leasing the equipment over a period of 36 months. The Company is accounting for the agreements as capital leases with effective interest rates ranging from 8.6% to 15.5%.

The minimum lease payments as of December 31, 2008 are as follows:

Year Ending December 31,	Amount
(In thousands)
2009	$187
2010	73

Total minimum lease payments	260
Less:
amount representing interest	(20)
unamortized debt discount	(13)
current portion	(156)

Capital lease obligation, net of current portion	$71

The Company also entered into an $8.0 million venture loan facility with TriplePoint Capital LLC in October 2007 under which the Company could draw down $3.0 million initially and an additional $5 million upon meeting the following two milestones: (1) issuance of additional shares of Series A-1 convertible preferred

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

stock for gross proceeds of $14 million and (2) confirmation of the first human dose in a Phase 1 clinical trial of TR-701. The Company allowed the facility to expire unused on December 31, 2008.

In conjunction with its capital lease financing arrangements and venture loan facility, the Company has issued warrants to purchase shares of Series A-1 convertible preferred stock and shares of Series A-2 redeemable convertible preferred stock (see Note 5). The unamortized debt discount related to the warrants was $88,000, $13,000 and $4,000, respectively, at December 31, 2007 and 2008 and September 30, 2009.

Note 5—Preferred Stock Warrants

During 2004, 2005 and 2006, in conjunction with its financing arrangements, the Company issued warrants to purchase 140,909, 40,909 and 40,090, respectively, of shares of Series A-1 convertible preferred stock at $0.55 per share and in 2007, issued warrants to purchase an aggregate of 346,363 shares of Series A-2 redeemable convertible preferred stock at $0.55 per share. The preferred stock warrants expire between 6 and 10 years from the date of issuance. The fair values of the preferred stock warrants on the dates issued ranged from $0.35 to $0.44 per share and were computed using the Black-Scholes valuation model.

In June 2005, new accounting guidance was issued regarding accounting for certain financial instruments with characteristics of both liabilities and equity which was effective for all periods presented after July 1, 2005 and concluded that warrants for shares of redeemable instruments should be accounted for as liabilities. Increases or decreases in the fair value of such warrants are recorded as other financing income or expense in the statement of operations.

The following is a table summarizing the preferred stock warrants outstanding (in thousands, except share and per share data):

	December 31, 2007			December 31, 2008			September 30, 2009
	Warrants Outstanding	Fair Value	Weighted- Average Exercise Price	Warrants Outstanding	Fair Value	Weighted- Average Exercise Price	Warrants Outstanding	Fair Value	Weighted- Average Exercise Price
Series A-1 & A-2 Warrants	568,271	$203	$0.55	568,271	$415	$0.55	568,271	$405	$0.55

The fair value of the preferred stock warrants is classified as a liability on the balance sheet and is adjusted to fair value at the end of each reporting period. Such fair values were estimated using the Black-Scholes option pricing model, based on the following assumptions:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
Expected volatility	60% – 72%	60% – 72%	66%	54%	70%
Expected term (in years)	5.0 – 10.0	4.0 – 10.0	3.0 – 9.0	3.2 – 8.7	2.2 – 7.7
Risk-free interest rate	3.70 –4.70%	3.70 – 4.70%	2.25%	3.16%	2.50%
Expected dividend yield	0%	0%	0%	0%	0%

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

The increase (decrease) in the fair value of the preferred stock warrants totaled $(18,000) and $212,000 for the years ended December 31, 2007 and 2008, respectively, and $182,000 and $(10,000) and during the nine months ended September 30, 2008 and 2009, respectively. These changes in the preferred stock warrant liability are included in interest expense or interest income in the statement of operations. All outstanding preferred stock warrants are exercisable as of December 31, 2008 and September 30, 2009.

Note 6—Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Convertible Preferred Stock

The Company’s Amended and Restated Certificate of Incorporation authorize the Company to issue shares of Series A-1 convertible preferred stock and Series A-2 and B redeemable convertible preferred stock, which hereafter are collectively referred to as convertible preferred stock.

A summary of convertible preferred stock is as follows (in thousands, except share and per share data):

	Issued Price per Share	December 31, 2007
		Shares Authorized and Designated	Issued and Outstanding Shares	Aggregate Liquidation Preference	Carrying Value
Series A-1	$0.55	1,676,453	1,454,545	$800	$729
Series A-2	0.55	37,168,185	36,363,641	20,000	19,904

Total		38,844,638	37,818,186	$20,800	$20,633

	Issued Price per Share	December 31, 2008 and September 30, 2009
		Shares Authorized and Designated	Issued and Outstanding Shares	Aggregate Liquidation Preference	Carrying Value at December 31, 2008	Carrying Value at September 30, 2009
Series A-1	$0.55	1,676,453	1,454,545	$800	$729	$729
Series A-2	0.55	37,168,185	36,363,641	20,000	19,917	19,927
Series B	1.00	31,000,000	30,500,000	30,500	30,408	30,419

Total		69,844,638	68,318,186	$51,300	$51,054	$51,075

In March 2006 through June 2006, the Company issued 1,454,545 shares of Series A-1 convertible preferred stock at $0.55 per share for cash proceeds of $729,000, net of offering costs.

In February and November 2007, the Company issued 36,363,641 shares of Series A-2 redeemable convertible preferred stock at $0.55 per share for cash proceeds of $19.9 million, net of offering costs.

In March 2008, the Company issued 30,500,000 shares of Series B redeemable convertible preferred stock at $1.00 per share for net cash proceeds of $30.4 million, net of offering costs.

All preferred stock is convertible into common stock based on the relationship of the original issue price and the then effective conversion price for each series of stock, subject to adjustments for anti-dilution. All preferred shares will automatically convert into an equal number of common shares upon the earlier of: (1) consent of a

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

majority of the voting power represented by the outstanding shares of preferred stock, and (2) immediately upon the closing of an underwritten public offering of common stock if the per share public offering price (prior to underwriter commissions and expenses) is at least $2.00 (as adjusted for stock splits, dividends, recapitalizations and the like after the filing date hereof), and net cash proceeds to the Company are at least $30.0 million.

The redemption provisions of the Series A-2 and Series B redeemable convertible preferred stock stipulate that, upon the request of the holders of at least 66 2/3% of the then outstanding shares of the Series A-2 and Series B redeemable convertible preferred stock, voting together as a separate class on an as-if-converted basis, may require the Company to redeem all of the then outstanding shares in three annual installments beginning not prior to March 19, 2015, and ending on the date two years from the first redemption date. The redemption price is equal to the original issue price of $0.55 and $1.00 per share for the Series A-2 and Series B redeemable convertible preferred stock, respectively, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) plus declared and unpaid dividends with respect to such shares.

Holders of the Series B redeemable convertible preferred stock and Series A-2 convertible preferred stock are entitled to non-cumulative dividends at an annual rate of 8% of the original issue price when and if declared by the Board of Directors and in preference to the Series A-1 convertible preferred stock and common stock. The Series A-1 convertible preferred stockholders are entitled to noncumulative annual dividends of 5% of the original issue price, payable if and when declared by the Board of Directors. To date, the Company has not declared any dividends.

The preferred stockholders have voting rights equal to the common shares they would own upon conversion. Common stockholders have voting rights equal to the number of shares held.

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B redeemable convertible preferred stock and Series A-2 redeemable convertible preferred stock have a per share liquidation preference equal to the original purchase price per share of the Series B redeemable convertible preferred stock of $1.00 per share and the Series A-2 redeemable convertible preferred stock, of $0.55 per share, plus all declared and unpaid dividends for each such share of Series B redeemable convertible preferred stock and Series A-2 redeemable convertible preferred stock, respectively. The liquidation preference of the Series B redeemable convertible preferred stock and the Series A-2 redeemable convertible preferred stock shall have preference over the Series A-1 convertible preferred stock and common stock. The holders of Series A-1 convertible preferred stock have a per share liquidation preference equal to the original purchase price per share of the Series A-1 convertible preferred stock of $0.55 per share, plus all declared and unpaid dividends for each such share of Series A-1 convertible preferred stock and shall have preference over the common stockholders. After payment of the liquidation preferences, the preferred stockholders are entitled to participate on a pro rata basis with common stockholders in the liquidation of the remaining assets.

In the event of a change in control whereby the Company: (a) is involved in any liquidation or winding up of the Company, whether voluntary or not, (b) sells or disposes of all or substantially all of the assets of the Company, or (c) effects any other transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, then a “deemed liquidation” event occurs whereby the convertible preferred stockholders are entitled to receive their liquidation preferences described above. This change in control provision and the stock conversion provision described above require the Company to classify this convertible preferred stock outside of stockholders’ equity because under those circumstances, the redemption of the convertible preferred stock is outside the control of the Company.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

Common Stock Reserved for Issuance

The following table summarizes shares of common stock reserved for future issuance of the following:

	December 31, 2008	September 30, 2009
Convertible preferred stock	68,318,186	68,318,186
Warrants for preferred stock	568,271	568,271
Common stock options outstanding	6,602,700	8,239,667
Common stock options available for future grant	1,806,240	136,527

Total common shares reserved for issuance	77,295,397	77,262,651

Note 7—Stock-based Compensation

During 2006, the Company adopted an equity compensation plan, the 2006 Equity Incentive Plan (the “Plan”), for eligible employees, officers, directors, advisors and consultants. The Plan provides for the grant of up to 13,161,060 incentive and nonstatutory stock options. The terms of the stock option agreements, including vesting requirements, are determined by the Board of Directors, subject to the provisions of the Plan. Options granted by the Company generally vest over four years and are exercisable after they have been granted and up to ten years from the date of grant. The exercise price of the incentive stock options must equal at least the fair market value of the stock on the date of grant. If an optionholder exercises an option prior to the vesting of such option, the Company has the right, in the event of termination of employment, to repurchase unvested shares issued under the Plan at the original issue price.

The Company accounts for cash received in consideration for the early-exercise of unvested stock options as a current liability, included as a component of accrued liabilities in the Company’s balance sheets. As of December 31, 2007 and 2008 and September 30, 2009, there were 1,098,000, 2,786,000 and 1,756,000 unvested shares of the Company’s common stock outstanding, respectively, and $27,000, $132,000 and $85,000 of related recorded liability, respectively, which is included in accrued liabilities.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

The following table summarizes stock option activity under the Plan:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)
Balance at January 1, 2006	—
Granted	509,320	$0.06

Balance at December 31, 2006	509,320	0.06	9.61
Granted	6,289,000	0.06
Exercised	(617,120)	0.06
Canceled	(24,000)	0.06

Balance at December 31, 2007	6,157,200	0.06	9.30
Granted	4,655,500	0.14
Exercised	(4,135,000)	0.06
Canceled	(75,000)	0.08

Options outstanding at December 31, 2008	6,602,700	0.12	9.04
Granted	1,961,380	0.18
Exercised	(32,746)	0.11
Canceled	(291,667)	0.15

Options outstanding at September 30, 2009	8,239,667	$0.13	8.56

Options vested at September 30, 2009	3,778,645	$0.11	8.26

The aggregate intrinsic value of options outstanding as of December 31, 2008 and September 30, 2009 was $2.1 million and $6.2 million, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2008 and September 30, 2009 was $1.4 million and $5.2 million.

At December 31, 2008 and September 30, 2009, there was approximately $1.3 million and $1.8 million, respectively, of total unrecognized compensation costs related to outstanding options granted which is expected to be recognized over a weighted average period of 1.63 and 1.45 years, respectively.

Compensation cost for stock options granted to employees is based on the estimated grant-date fair value and is recognized over the vesting period of the applicable option on a straight-line basis. The estimated per share weighted-average fair value of stock options granted to employees during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009 was $0.04, $0.04, $0.32 and $0.65, respectively.

As stock-based compensation expense recognized is based on options ultimately expected to vest, the expense has been reduced for estimated forfeitures. The fair value of each employee option grant during the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2008 and 2009 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
Expected volatility	72%	61%	54%	54%	66% -70%
Expected term (in years)	5.25 – 6.10	5.71 – 6.14	5.89 – 6.14	5.89 – 6.14	4.96 – 6.10
Risk-free interest rate	4.61% – 5.02%	2.96% – 4.69%	3.24% – 3.50%	3.24% – 3.50%	1.70% – 2.73%
Expected dividend yield	0%	0%	0%	0%	0%

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

Expected Volatility. The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the pharmaceutical and biotechnology industry in a similar stage of development.

Expected Term. The Company elected to utilize the “simplified” method for “plain vanilla” options to value stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Risk-free Interest Rate. The risk-free interest rate assumption was based on zero-coupon United States Treasury instruments that had terms consistent with the expected term of our stock option grants.

Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. The Company estimates forfeitures based on its historical experience.

The following table summarizes recent stock option grant activity:

Grant Date	Number of Shares Subject to Options Granted	Exercise Price per Share	Estimated Fair Value of Common Stock per Share at Date of Grant	Intrinsic Value per Share at Date of Grant
July 19, 2006	374,120	$0.06	$0.06	$—
September 21, 2006	99,200	0.06	0.06	—
November 16, 2006	36,000	0.06	0.06	—
January 19, 2007	64,000	0.06	0.06	—
March 21, 2007	3,905,000	0.06	0.06	—
May 17, 2007	1,020,000	0.06	0.06	—
July 19, 2007	810,000	0.06	0.06	—
September 20, 2007	420,000	0.06	0.06	—
November 28, 2007	70,000	0.06	0.06	—
January 10, 2008	280,000	0.06	0.06	—
May 21, 2008	3,670,500	0.15	0.44	1,064,445
July 17, 2008	460,000	0.15	0.44	133,400
September 25, 2008	245,000	0.15	0.44	71,050
January 9, 2009	882,880	0.15	0.73	512,070
February 10, 2009	400,000	0.15	0.73	232,000
March 17, 2009	141,000	0.15	0.73	81,780
September 17, 2009	537,500	0.27	0.88	327,875

Stock options granted to non-employees are accounted for using the fair value approach. The fair value of non-employee option grants are estimated using the Black-Scholes option-pricing model and are re-measured over the vesting term as earned. The estimated fair value is expensed over the applicable service period. During

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

the years ended December 31, 2006, 2007 and 2008, the Company granted 87,320, 264,000 and 115,000 options to non-employees to purchase shares of common stock, respectively. During the nine months ended September 30, 2008 and 2009, the Company granted 115,000 and 91,000 options to non-employees.

In connection with the non-employee options, the Company recognized expense of $2,000, $7,000 and $41,000 during the years ended December 31, 2006, 2007 and 2008, respectively and $27,000 and $69,000 for the nine months ended September 30, 2008 and 2009.

For purposes of estimating the fair value of its common stock for stock option grants, the Company reassessed the estimated fair value of its common stock for each quarterly period during the year ended December 31, 2008 and for each quarterly period during the nine months ended September 30, 2009. The Company performed a valuation analysis on March 19, 2008, May 1, 2008, September 22, 2008 and June 8, 2009, representing points in time where significant intrinsic value was created based on the Company’s continued success in accomplishing certain milestones in connection with the advancement of torezolid phosphate. Prior to March 19, 2008, the Company concluded that stock options granted had exercise prices equal to the then estimated fair value of common stock at the date of grant. Subsequent to this period, the Company determined certain stock options granted during 2008 and 2009 had an exercise price different than the estimated fair value of the common stock at the date of grant. The Company used these fair value estimates derived from its valuations to determine stock compensation expense which is recorded in its financial statements.

The Company’s analysis was based on a methodology that first estimated the fair value of the company as a whole, or enterprise value, and then allocated a portion of the enterprise value to its common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized in the 2009 reassessment of fair value relied primarily on the “market approach” to estimate enterprise value giving consideration to the total financing amount received by us, the implied enterprise value of the company based on the convertible preferred stock transactions, and market-based private company transactions.

Stock-Based Compensation Summary. Stock-based compensation expense includes stock options granted to employees and non-employees and has been reported in the Company’s statements of operations as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In thousands)
Research and development	$5	$18	$184	$116	$354
General and administrative	6	44	160	96	439

Total	$11	$62	$344	$212	$793

Since the Company had a net operating loss carryforward as of December 31, 2006, 2007 and 2008, and September 30, 2009, no excess tax benefits for the tax deductions related to stock-based awards were recognized in the statements of operations. Additionally, no incremental tax benefits were recognized from stock options exercised during the years ended December 31, 2006, 2007 and 2008, and the nine months ended September 30, 2008 and 2009, that would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

Note 8—Income Taxes

The Company adopted the new accounting guidance related to accounting for uncertainty in income taxes on January 1, 2007, which prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Upon implementation of the new guidance, the Company had no unrecognized tax benefits. As of September 30, 2009, there are also no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the Company’s effective tax rate.

Significant components of the Company’s deferred tax assets are shown below. A valuation allowance has been established to offset the deferred tax assets as realization of such assets has not met the more-likely-than-not threshold.

	December 31,
	2007	2008
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$1,708	$3,116
Capitalized research costs	1,671	8,364
Other, net	149	113

Total deferred tax assets	3,528	11,593
Valuation allowance	(3,528)	(11,593)

Net deferred tax asset	$—	$—

At December 31, 2008, the Company has federal net operating loss carryforwards of approximately $8.6 million, of which $0.8 million are subject to limitation under Section 382 of the Internal Revenue Code of 1986, as amended (the “IRC”) and will expire unused and the remaining federal net operating losses will begin to expire in 2025 unless previously utilized. The Company has California net operating loss carryforwards of approximately $8.6 million, of which $0.8 million are subject to limitation under IRC Section 382 and will expire unused and the remaining California net operating losses will begin to expire in 2015 unless previously utilized. Additional limitations may arise if the Company experiences an ownership change in subsequent years.

A reconciliation of the Federal statutory tax rate of 34% to the Company’s effective income tax rate follows:

	December 31,
	2006	2007	2008
	(In thousands)
Statutory tax rate	34.0%	34.0%	34.0%
Permanent differences	5.7	5.8	5.7
Change in valuation allowance	(38.8)	(39.9)	(38.9)
Other	(0.9)	0.1	(0.8)

Effective tax rate	—	—	—

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2009 and for the nine months ended

September 30, 2009 and 2008 is unaudited)

The Company has established a 100% valuation allowance due to the uncertainty of the Company’s ability to generate sufficient taxable income to realize the deferred tax assets. The Company’s valuation allowance increased approximately $293,000, $3.2 million and $8.1 million in 2006, 2007 and 2008, respectively, primarily due to net operating losses incurred during these periods.

Note 9—Commitments

In July 2008, the Company amended its facility lease to expand its premises and extend the term of the lease. The Company has exercised its option to extend the lease for an additional year. The lease now terminates on January 31, 2010, with no remaining options to extend. In addition to the minimum lease payments, the Company is required to pay a pro-rata share of certain building expenses. The Company’s amended lease includes annual escalations in base rent and a tenant improvement allowance. Under the terms of the lease, the Company is required to make minimum lease payments, including operating expenses as follows: $475,000 in 2009 and $41,000 in 2010 for a total of $516,000.

Note 10—401(k) Retirement Plan

The Company has adopted a 401(k) plan. To date, the Company has not matched employee contributions to the plan. All employees are eligible to participate, provided they meet the requirements of the plan.

Note 11—Subsequent Events

In November 2009, the Company sold $19.2 million in aggregate principal amount of secured convertible promissory notes (the “2009 Notes”) in a private placement to certain existing investors and other parties. The 2009 Notes are secured by a first priority security interest in all of the Company’s assets and are convertible into equity upon the occurrence of certain events. The 2009 Notes accrue interest at a rate of 8% per annum and have a maturity date of the earlier of (1) January 31, 2011 and (2) the sale of the company, or all or substantially all of its assets. The 2009 Notes are automatically convertible into common stock upon completion of the IPO at a 12.5% discount to the IPO price.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the listing fee for the Nasdaq Global Market.

Amount Paid or to be Paid
SEC registration fee		$4,813
FINRA filing fee		9,125
The Nasdaq Global Market listing fee		100,000
Blue sky qualification fees and expenses		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	to be provided by amendment

Item 14. Indemnification of directors and officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	Transaction from which the director derives an improper personal benefit;

•	Act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	Unlawful payment of dividends or redemption of shares; or

•	Breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Trius or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

We have entered into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement.	1.1
Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.	3.3
Form of Amended and Restated Bylaws to be effective upon completion of this offering.	3.5
Amended and Restated Investor Rights Agreement dated March 19, 2008 among the Registrant and certain of its stockholders.	4.7
Form of Indemnity Agreement.	10.1

Item 15. Recent sales of unregistered securities.

The following list sets forth information regarding all securities sold by us in the three years preceding the filing of this Registration Statement:

(1)	In February and November 2007, in connection with our Series A-2 redeemable convertible preferred stock financing, we issued and sold an aggregate of 36,363,641 shares of Series A-2 redeemable convertible preferred stock to 17 accredited investors at two closings, at a purchase price of $0.55 per share, for aggregate consideration of $20,000,002. Upon completion of this offering, these shares will convert into 36,363,641 shares of common stock.

(2)	In June 2007, in connection with our equipment lease with VenCore Solutions, LLC, we issued a warrant to purchase an aggregate of 40,909 shares of our Series A-2 redeemable convertible preferred stock, with an initial exercise price of $0.55 per share. Upon completion of this offering, this warrant will be exercisable for 40,909 shares of common stock at an exercise price of $0.55 per share.

(3)	In September 2007, in connection with our loan and security agreement with TriplePoint Capital, LLC, we issued a warrant to purchase up to an aggregate of 305,454 shares of our Series A-2 preferred stock, with an initial exercise price of $0.55 per share. Upon completion of this offering, this warrant will be exercisable for 305,454 shares of common stock at an exercise price of $0.55 per share.

(4)	In March 2008, in connection with our Series B redeemable convertible preferred stock financing, we issued and sold an aggregate of 30,500,000 shares of Series B redeemable convertible preferred stock to 22 accredited investors at a purchase price of $1.00 per share, for aggregate gross proceeds of $30,500,000. Upon completion of this offering, these shares will convert into 30,500,000 shares of common stock.

(5)	In November 2009, we issued and sold an aggregate of $19.2 million in principal amount of secured convertible promissory notes to 11 accredited investors. Upon completion of this offering, these notes will convert into shares of our common stock assuming an initial public offering price of $ per share and assuming a conversion date of December 31, 2009.

(6)	From July 19, 2006 to September 30, 2009, we granted stock options under our Amended and Restated 2006 Equity Incentive Plan, or 2006 plan, to purchase 13,415,200 shares of common stock (net of expirations and cancellations) to our employees, directors and consultants, having exercise prices ranging from $0.06 to $0.27 per share. Of these, options to purchase 4,784,866 shares of common stock have been exercised through September 30, 2009, for aggregate consideration of $289,000, at exercise prices ranging from $0.06 to $0.27 per share.

The offers, sales and issuances of the securities described in paragraphs (1), (2), (3), (4) and (5) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

The offers, sales and issuances of the securities described in paragraph (6) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our 2006 plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and financial statement schedules.

(a)    Exhibits.

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2	First Certificate of Amendment to Amended and Restated Certificate of Incorporation, as currently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.

3.4	Bylaws, as currently in effect.

3.5	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

4.1	Form of Common Stock Certificate.

4.2	Warrant issued by Registrant on November 1, 2004 to Forsythe Biotechnology Group, Inc.

4.3	Warrant issued by Registrant on December 20, 2005 to VenCore Solutions LLC.

4.4	Warrant issued by Registrant on October 13, 2006 to VenCore Solutions LLC.

4.5	Warrant issued by Registrant on June 14, 2007 to VenCore Solutions LLC.

4.6	Warrant issued by Registrant on September 14, 2007 to TriplePoint Capital, LLC.

4.7	Amended and Restated Investor Rights Agreement dated March 19, 2008 among the Registrant and certain of its stockholders.

5.1†	Opinion of Cooley Godward Kronish LLP.

10.1+†	Form of Indemnity Agreement by and between Registrant and its directors and executive officers.

10.2+	Amended and Restated 2006 Equity Incentive Plan and Form of Stock Option Agreement thereunder.

10.3+	2010 Equity Incentive Plan and Form of Stock Option Agreement thereunder.

10.4+	2010 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement thereunder.

10.5+	2010 Employee Stock Purchase Plan and Form of Offering Document thereunder.

10.6+	Employment Agreement dated February 1, 2007 between the Registrant and Jeffrey Stein, Ph.D.

10.7+	Offer of Employment dated May 14, 2007 from the Registrant to Kenneth Bartizal, Ph.D.

10.8+	Amended and Restated Offer of Employment dated February 28, 2007 from the Registrant to John Finn, Ph.D.

10.9+	Offer of Employment dated June 15, 2007 from the Registrant to Philippe G. Prokocimer, M.D.

10.10+	Amended and Restated Offer of Employment dated February 28, 2007 from the Registrant to John P. Schmid.

10.11+	Form of Employee Proprietary Information and Inventions Agreement.

10.12	Standard Industrial/Commercial Multi-Tenant Lease—Net dated September 7, 2004 between the Registrant and Nancy Ridge Technology Center, L.P., as amended on August 1, 2006, March 14, 2007, September 24, 2007 and July 15, 2008.

10.13*	License Agreement dated January 31, 2007, by and between the Registrant and Dong-A Pharmaceutical Co., Ltd.

10.14*	Contract Award issued by the National Institutes of Health, DHHS, NIAID, DEA and OA, dated September 1, 2008, relating to the development of novel agents for gram-negative biodefense pathogens.

10.15*	Stevenson-Wydler (15 USC 3710) Cooperative Research and Development Agreement dated March 17, 2009, by and between the Registrant and Lawrence Livermore National Security LLC.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney (included on the signature page to this registration statement).

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

(b)    Financial statement schedule.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 6th day of November, 2009.

TRIUS THERAPEUTICS, INC.

By:	/s/ JEFFREY STEIN
Jeffrey Stein, Ph.D.
President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey Stein, Ph.D. and John P. Schmid, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JEFFREY STEIN Jeffrey Stein, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	November 6, 2009

/s/ JOHN P. SCHMID John P. Schmid	Chief Financial Officer (Principal Financial and Accounting Officer)	November 6, 2009

/s/ DAVID S. KABAKOFF David S. Kabakoff, Ph.D.	Chairman of the Board	November 6, 2009

/s/ BRIAN G. ATWOOD Brian G. Atwood	Director	November 6, 2009

/s/ KARIN EASTHAM Karin Eastham	Director	November 6, 2009

/s/ NINA KJELLSON Nina Kjellson	Director	November 6, 2009

/s/ MICHAEL POWELL Michael Powell, Ph.D.	Director	November 6, 2009

/s/ RISA STACK Risa Stack, Ph.D.	Director	November 6, 2009

/s/ PAUL TRUEX Paul Truex	Director	November 6, 2009

Exhibit index

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2	First Certificate of Amendment to Amended and Restated Certificate of Incorporation, as currently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.

3.4	Bylaws, as currently in effect.

3.5	Form of Amended and Restated Bylaws to be effective upon completion of this offering.

4.1	Form of Common Stock Certificate.

4.2	Warrant issued by Registrant on November 1, 2004 to Forsythe Biotechnology Group, Inc.

4.3	Warrant issued by Registrant on December 20, 2005 to VenCore Solutions LLC.

4.4	Warrant issued by Registrant on October 13, 2006 to VenCore Solutions LLC.

4.5	Warrant issued by Registrant on June 14, 2007 to VenCore Solutions LLC.

4.6	Warrant issued by Registrant on September 14, 2007 to TriplePoint Capital, LLC.

4.7	Amended and Restated Investor Rights Agreement dated March 19, 2008 among the Registrant and certain of its stockholders.

5.1†	Opinion of Cooley Godward Kronish LLP.

10.1+†	Form of Indemnity Agreement by and between Registrant and its directors and executive officers.

10.2+	Amended and Restated 2006 Equity Incentive Plan and Form of Stock Option Agreement thereunder.

10.3+	2010 Equity Incentive Plan and Form of Stock Option Agreement thereunder.

10.4+	2010 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement thereunder.

10.5+	2010 Employee Stock Purchase Plan and Form of Offering Document thereunder.

10.6+	Employment Agreement dated February 1, 2007 between the Registrant and Jeffrey Stein, Ph.D.

10.7+	Offer of Employment dated May 14, 2007 from the Registrant to Kenneth Bartizal, Ph.D.

10.8+	Amended and Restated Offer of Employment dated February 28, 2007 from the Registrant to John Finn, Ph.D.

10.9+	Offer of Employment dated June 15, 2007 from the Registrant to Philippe G. Prokocimer, M.D.

10.10+	Amended and Restated Offer of Employment dated February 28, 2007 from the Registrant to John P. Schmid.

10.11+	Form of Employee Proprietary Information and Inventions Agreement.

10.12	Standard Industrial/Commercial Multi-Tenant Lease—Net dated September 7, 2004 between the Registrant and Nancy Ridge Technology Center, L.P., as amended on August 1, 2006, March 14, 2007, September 24, 2007 and July 15, 2008.

10.13*	License Agreement dated January 31, 2007, by and between the Registrant and Dong-A Pharmaceutical Co., Ltd.

10.14*	Contract Award issued by the National Institutes of Health, DHHS, NIAID, DEA and OA, dated September 1, 2008, relating to the development of novel agents for gram-negative biodefense pathogens.

10.15*	Stevenson-Wydler (15 USC 3710) Cooperative Research and Development Agreement dated March 17, 2009, by and between the Registrant and Lawrence Livermore National Security, LLC.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney (included on the signature page to this registration statement).

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.